Exhibit 99.1

Report to Shareholders for the Third Quarter, 2020 www.cibc.com August 27, 2020

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2020.

Third quarter highlights

	Q3/20	Q3/19	Q2/20	YoY Variance	QoQ Variance
Reported Net Income	$1,172 million	$1,398 million	$392 million	-16%	+199%
Adjusted Net Income (1)	$1,243 million	$1,415 million	$441 million	-12%	+182%
Reported Diluted Earnings Per Share (EPS)	$2.55	$3.06	$0.83	-17%	+207%
Adjusted Diluted EPS (1)	$2.71	$3.10	$0.94	-13%	+188%
Reported Return on Common Shareholders’ Equity (ROE)	12.1%	15.5%	4.0%
Adjusted ROE (1)	12.9%	15.6%	4.5%
Common Equity Tier 1 Ratio	11.8%	11.4%	11.3%

Results for the third quarter of 2020 were affected by the following items of note aggregating to a negative impact of $0.16 per share:

•	$70 million ($51 million after-tax) increase in legal provisions; and
•	$26 million ($20 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 11.8% at July 31, 2020 compared with 11.3% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2020 was 4.6%.

We delivered solid financial results in the third quarter as our team maintained a tireless focus on our clients, helping make their ambitions a reality during a period of disruption for many. The continued execution of our strategy and ongoing investments in our business, as well as disciplined expense management, have contributed to our resilience and positioned us well for the evolving macroeconomic environment. Our entire team is engaged and committed to supporting our clients and communities.

Core business performance(2)

Canadian Personal and Business Banking reported net income of $508 million for the third quarter, down $150 million or 23% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $510 million, down $150 million or 23% from the third quarter a year ago mainly due to lower revenue as implications from the COVID-19 pandemic continue to impact the business. Revenue was lower due to changes in the interest rate environment, lower client transaction activity, and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients through the pandemic.

Canadian Commercial Banking and Wealth Management reported net income of $320 million for the third quarter, down $24 million or 7% from the third quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were relatively stable compared with the third quarter a year ago. Deposit and loan volume growth in commercial banking was more than offset by lower margins and lower fee revenue in both commercial banking and wealth management. Lower expenses were primarily driven by lower revenue-based variable compensation, partially offset by the impact of hiring in client-facing roles.

U.S. Commercial Banking and Wealth Management reported net income of $62 million for the third quarter, down $111 million or 64% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $77 million, down $106 million or 58% from the third quarter a year ago, due to a higher provision for credit losses. Pre-provision earnings(1) were up $23 million or 10% from the third quarter a year ago. Higher revenue was primarily driven by volume growth, increased asset management fees, and the impact of foreign exchange translation, partially offset by margin compression. Lower non-interest expenses reflect lower business development costs due to the impact of the COVID-19 pandemic, partially offset by the impact of foreign exchange translation.

Capital Markets reported net income of $392 million for the third quarter, up $157 million or 67% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Pre-provision earnings(1) were up 62% from a year ago, driven by higher revenue across interest rate and commodities trading, lower credit and funding valuation adjustments, higher financing activities, corporate banking and underwriting revenue. These increases were partially offset by lower advisory and foreign exchange trading revenue.

(1)	For additional information, see the “Non-GAAP measures” section. Pre-provision earnings is revenue net of non-interest expenses and is a non-GAAP measure.
(2)	Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section for additional details.

Making a difference in our communities

Part of being a genuinely caring bank means taking care of people and organizations that keep our communities strong. This quarter we continued to respond to the effects of the COVID-19 pandemic by recognizing the sacrifice of frontline health care workers by launching the following two initiatives:

•

CIBC’s Future Heroes Bursary program to help post-secondary students realize their ambitions of pursuing a career in health care by awarding a $2,500 bursary to 250 students across Canada over the next two years.

•

Over 19,000 nominations were received by CIBC’s Holidays for Heroes program which invited Canadians to nominate frontline health care workers to receive a total of 30 million Aventura® travel rewards points to use to recharge and reconnect with family.

We also continued to support a more inclusive society by:

•

Announcing additional specific measures at CIBC to combat anti-Black systemic racism, including representation goals for Black executives, and playing an active role in leading change across the industry through the role of CIBC’s President and CEO, Victor G. Dodig as co-Chair of the BlackNorth Initiative.

•

Celebrating the LGBTQ+ community through Pride month, Persons with Disabilities through Global Accessibility Awareness Day and National AccessAbility Week, and Indigenous Peoples through National Indigenous History Month and National Indigenous People’s Day.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2020

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2019 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2020
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2019 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			69–70

	3	Top and emerging risks	25			46

	4	Key future regulatory ratio requirements	20, 40, 43	75	9, 16	30, 32, 70, 72, 162
Risk governance, risk management and business model	5	Risk management structure				41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	28			45, 49
	8	Bank-wide stress testing	33			35, 46, 53, 59, 65, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	19	75		28, 162
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	30
	11	Regulatory capital flow statement			12	32
	12	Capital management and planning				34, 162
	13	Business activities and risk-weighted assets	28		4	31, 49
	14	Risk-weighted assets and capital requirements			4	29, 31
	15	Credit risk by major portfolios			27–36	51–57
	16	Risk-weighted assets flow statement			4, 5	31

	17	Back-testing of models			67, 68	45, 53, 64, 75
Liquidity	18	Liquid assets	39			69
Funding	19	Encumbered assets	40			69

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	44			73

	21	Funding strategy and sources	41			71
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	36			63

	23	Significant trading and non-trading market risk factors	36–38			63–67

	24	Model assumptions, limitations and validation procedures				63–67

	25	Stress testing and scenario analysis				35, 65
Credit risk	26	Analysis of credit risk exposures	29–35		6–7, 63–66	54–61, 136–142, 184

	27	Impaired loan and forbearance policies	30, 33			51, 59, 79, 111, 112

	28	Reconciliation of impaired loans and the allowance for credit losses	33	65		59, 137

	29	Counterparty credit risk arising from derivatives	33		66, 35 (2)	51, 55, 152–153

	30	Credit risk mitigation	30		20, 51, 66	51, 56, 152–153
Other risks	31	Other risks	45			74–77

	32	Discussion of publicly known risk events		77		74, 177
(1)	A detailed glossary of our risk and capital terminology is included on page 198 of our 2019 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2020	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2020 compared with corresponding periods. The MD&A should be read in conjunction with our 2019 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 26, 2020. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 196 to 201 of our 2019 Annual Report.

Contents

2	Third quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
5	Financial results review
7	Review of quarterly financial information

8	Non-GAAP measures

10	Strategic business units overview
11	Canadian Personal and Business Banking
12	Canadian Commercial Banking and Wealth Management
13	U.S. Commercial Banking and Wealth Management
14	Capital Markets
16	Corporate and Other

18	Financial condition
18	Review of condensed consolidated balance sheet
19	Capital management
24	Off-balance sheet arrangements

25	Management of risk
25	Risk overview
25	Top and emerging risks
29	Credit risk
36	Market risk
39	Liquidity risk
45	Other risks

45	Accounting and control matters
45	Critical accounting policies and estimates
46	Accounting developments
46	Other regulatory developments
47	Controls and procedures
47	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic and the expectation that oil prices will remain well below year-ago levels, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2020	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
	Financial results ($ millions)
	Net interest income	$2,729	$2,762	$2,694	$8,252	$7,750
	Non-interest income	1,979	1,816	2,038	5,889	6,089
	Total revenue	4,708	4,578	4,732	14,141	13,839
	Provision for credit losses	525	1,412	291	2,198	884
	Non-interest expenses	2,702	2,704	2,670	8,471	8,018
	Income before income taxes	1,481	462	1,771	3,472	4,937
	Income taxes	309	70	373	696	1,009
	Net income	$1,172	$392	$1,398	$2,776	$3,928
	Net income (loss) attributable to non-controlling interests	$2	$(8)	$6	$1	$17
	Preferred shareholders	31	30	28	92	79
	Common shareholders	1,139	370	1,364	2,683	3,832
	Net income attributable to equity shareholders	$1,170	$400	$1,392	$2,775	$3,911
	Financial measures
	Reported efficiency ratio	57.4%	59.1%	56.4%	59.9%	57.9%
	Loan loss ratio (1)	0.29%	0.34%	0.27%	0.29%	0.28%
	Reported return on common shareholders’ equity (2)	12.1%	4.0%	15.5%	9.7%	15.0%
	Net interest margin	1.43%	1.55%	1.65%	1.53%	1.63%
	Net interest margin on average interest-earning assets (3)	1.61%	1.77%	1.84%	1.72%	1.82%
	Return on average assets (4)	0.62%	0.22%	0.86%	0.51%	0.83%
	Return on average interest-earning assets (3)(4)	0.69%	0.25%	0.96%	0.58%	0.92%
	Reported effective tax rate	20.9%	15.3%	21.1%	20.1%	20.4%
Common share information
Per share ($)	– basic earnings	$2.56	$0.83	$3.07	$6.03	$8.63
	– reported diluted earnings	2.55	0.83	3.06	6.02	8.61
	– dividends	1.46	1.46	1.40	4.36	4.16
	– book value	83.17	83.67	78.58	83.17	78.58
Closing share price ($)		92.73	82.48	103.83	92.73	103.83
Shares outstanding (thousands)	– weighted-average basic	445,416	444,739	444,868	445,137	443,976
	– weighted-average diluted	445,894	445,188	445,915	445,711	445,144
	– end of period	446,009	445,133	445,437	446,009	445,437
	Market capitalization ($ millions)	$41,358	$36,715	$46,168	$41,358	$46,168
	Value measures
	Total shareholder return	14.24%	(22.21)%	(6.70)%	(13.47)%	(4.93)%
	Dividend yield (based on closing share price)	6.3%	7.2%	5.3%	6.3%	5.4%
	Reported dividend payout ratio	57.1%	176.0%	45.7%	72.3%	48.2%
	Market value to book value ratio	1.11	0.99	1.32	1.11	1.32
	Selected financial measures – adjusted (5)
	Adjusted efficiency ratio (6)	54.8%	57.2%	55.4%	55.7%	55.3%
	Adjusted return on common shareholders’ equity (2)	12.9%	4.5%	15.6%	11.2%	15.8%
	Adjusted effective tax rate	21.2%	15.1%	21.0%	20.7%	20.7%
	Adjusted diluted earnings per share	$2.71	$0.94	$3.10	$6.90	$9.07
	Adjusted dividend payout ratio	53.7%	155.4%	45.1%	63.1%	45.7%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$212,766	$189,277	$136,398	$212,766	$136,398
	Loans and acceptances, net of allowance	414,457	420,579	395,440	414,457	395,440
	Total assets	768,545	759,136	642,522	768,545	642,522
	Deposits	566,135	543,788	481,044	566,135	481,044
	Common shareholders’ equity	37,095	37,244	35,003	37,095	35,003
	Average assets	757,589	725,701	648,537	720,906	634,238
	Average interest-earning assets (3)	673,527	633,233	580,437	641,286	568,250
	Average common shareholders’ equity	37,360	37,386	35,028	36,802	34,101
	Assets under administration (AUA) (7)(8)	2,413,768	2,286,391	2,368,067	2,413,768	2,368,067
	Assets under management (AUM) (8)	265,639	249,206	248,391	265,639	248,391
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$256,683	$261,763	$236,836	$256,683	$236,836
	Common Equity Tier 1 (CET1) ratio (9)	11.8%	11.3%	11.4%	11.8%	11.4%
	Tier 1 capital ratio (9)	13.0%	12.5%	12.7%	13.0%	12.7%
	Total capital ratio (9)	15.4%	14.5%	15.2%	15.4%	15.2%
	Leverage ratio	4.6%	4.5%	4.3%	4.6%	4.3%
	Liquidity coverage ratio (LCR)	150%	131%	129%	n/a	n/a
	Other information
	Full-time equivalent employees	43,952	44,204	45,763	43,952	45,763
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(6)	Calculated on a tax equivalent basis (TEB).
(7)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,903.7 billion (April 30, 2020: $1,801.5 billion; July 31, 2019: $1,864.4 billion).

(8)	AUM amounts are included in the amounts reported under AUA.
(9)	Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020.

2	CIBC THIRD QUARTER 2020

External reporting changes

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our strategic business units (SBUs). Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented return on equity (ROE). Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Segmented ROE is a non-GAAP measure (see the “Non-GAAP measures” section for additional details).

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Adoption of IFRS 16 “Leases”

Effective November 1, 2019, we adopted IFRS 16 “Leases” (IFRS 16) using the modified retrospective approach, without restatement of comparative periods.

Financial performance overview

Economic outlook

The pandemic caused by a strain of the novel coronavirus disease (COVID-19) continues to have a significant adverse impact on the near-term economic outlook for the global economy. The spread of COVID-19 and the restrictions imposed by governments around the world to limit its spread, such as travel restrictions and social distancing measures including the closure of non-essential businesses, continue to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways and has limited economic activity in Canada, the United States and other regions where we operate. While the global economy has rebounded relative to the trough of the downturn in the second quarter of 2020 and the recovery is expected to continue in the latter half of 2020 into 2021, the timing at which we can expect an effective mass-produced vaccine will ultimately have a direct impact on economic growth forecasts.

The measures taken to contain the spread of COVID-19 in the second quarter of 2020, including social distancing requirements, had sent the Canadian and U.S. economies into a deep contraction that was exacerbated by a related collapse in oil prices, particularly in Canada. Certain sectors of the economy have seen a resumption of activity since April as government restrictions, including social distancing measures, have been eased, resulting in non-essential businesses that were previously closed being allowed to reopen. Barring the discovery and dissemination of an effective treatment or vaccine for COVID-19, we expect that economic activity will be constrained to well below 2019 levels over the remainder of the year in light of recommendations from health policy experts intended to help prevent a second wave of infection. Services consumption, non-residential construction, business capital spending, and exports have been materially weaker this year, with this trend expected to continue through the remainder of 2020. Government bond issuance will continue to be elevated to cover larger federal and provincial deficits. While crude oil prices have stabilized relative to April 2020, they are expected to remain well below year-ago levels, despite production cuts by the Organization of the Petroleum Exporting Countries (OPEC) and other producers, driven by significantly reduced global demand and storage capacity shortages.

In Canada, real gross domestic product (GDP) is expected to decline by approximately 7% year-over-year in 2020. While the unemployment rate that peaked well into double digits in the second quarter is now slowly recovering, it is expected to remain at a higher level than in 2019. U.S. real GDP is expected to drop by more than 6% year-over-year in 2020. As a result, central banks are expected to keep short-term interest rates at extremely low levels and to continue to buy bonds in the secondary market to support liquidity. Large-scale fiscal stimulus in the U.S. and Canada should continue to reduce the impact of the economic contraction on insolvencies relative to what would otherwise have occurred absent these measures.

Looking ahead to 2021, continued easing of government restrictions, including allowing non-essential businesses to remain open, is expected to allow real GDP to increase by approximately 5.5-6.0% in both Canada and the U.S. This would still imply no growth over 2020 and 2021 combined, leaving output below its pre-coronavirus trend line, with 2021 unemployment averaging 8.4% in Canada and 7.0% in the U.S.

The economic contraction resulting from the COVID-19 pandemic impacts all our SBUs. From a credit perspective, all our loan portfolios will continue to be negatively impacted by the decline in economic activity associated with social distancing measures, mitigated to an extent by large-scale government support and relief programs targeting both individuals and businesses. Deposit growth has accelerated relative to 2019 and is expected to continue to be supported by businesses borrowing to build excess liquidity, investors holding cash given low yields on term assets and lower risk tolerance.

For Canadian Personal and Business Banking, mortgage demand will be supported by low interest rates, but we expect to see weaker demand for other credit products, reflecting weaker consumer spending, and higher unemployment. A gradual rebound in non-mortgage credit demand is expected to align with a further easing of government restrictions. Continued demand for business lending products is anticipated as small businesses look to weather the impact of social distancing measures.

Our Canadian and U.S. wealth management businesses are expected to be impacted by lower AUM values relative to 2019 resulting from potential reductions in the pool of after-tax savings driven by higher unemployment.

Increased liquidity needs and government programs have accelerated loan growth and underwriting activities in Capital Markets. In 2021 we expect to see reduced equity issuance activity and moderated loan growth but stronger corporate bond issuance. Loan demand in our Canadian and U.S. commercial banking businesses is expected to continue to be impacted in the shorter term by reduced economic activity and lower corporate earnings. However, future increases in economic activity driven by further reductions in government restrictions should ultimately benefit loan growth and issuance activity.

CIBC THIRD QUARTER 2020	3

The economic outlook described above reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus in the intervening period. The extent to which social distancing policies restrict economic activity, and the level and effectiveness of government support during this intervening period are material to our expectations for the scale of the continued economic rebound in the second half of 2020 and 2021. Expectations reflect currently available expert opinions and are subject to change as new information on transmissibility and epidemiology becomes available. As a result, actual experience may differ materially from expectations.

See the “Significant events” section for further details on the impact of the COVID-19 pandemic.

Significant events

Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization (WHO). As discussed in the “Economic outlook” section, the COVID-19 pandemic continues to have a significant adverse impact on the global economy. Although certain sectors of the economy have seen a resumption of activity in the recent quarter as a result of the easing of social distancing measures, the overall economy continues to operate below pre-pandemic levels in Canada, the United States and other regions where we operate. As a result, the COVID-19 pandemic continues to significantly impact our clients, our team, and our business.

Supporting our clients, employees, and communities during the COVID-19 pandemic

We continue to support our clients, employees, and communities through these challenging times. As governments eased social distancing measures in the third quarter, we have been working closely with regional authorities to align our business practices with prevailing guidelines in the regions in which we operate. During the third quarter, we continued with measures to keep our team members and our clients safe, including the continued support of remote working arrangements, enhanced safety procedures and cleaning protocols, the temporary closure of certain banking centre locations and reduced hours at remaining locations, and the provision of expanded benefits to our team members in light of the challenges posed by the COVID-19 pandemic. We also continued to support the organizations and charities that are taking care of our communities during this crisis. Consistent with the easing of social distancing measures toward the end of the third quarter, we adjusted the provision of certain expanded employee benefits and reopened certain banking centres.

In the second quarter we were actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the COVID-19 pandemic, including providing payment deferral programs on various products for personal, corporate and commercial banking clients, and voluntarily reducing interest rates on select credit cards. While a number of these programs continued in the third quarter, the number of additional clients that sought relief reduced significantly relative to the prior quarter, which resulted in a reduction in the outstanding balances for those programs in which the deferral periods were three months or less. See the “CIBC client relief programs in response to COVID-19” section for further details.

We continue to be actively engaged with governments, monetary authorities and regulators in the jurisdictions in which we operate, and continue to support our clients through government-led relief measures, such as the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) announced by the Government of Canada in April 2020, as well as the Paycheck Protection Program (PPP) introduced by the U.S. federal government under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The BCAP includes various sub-programs such as a loan guarantee program with Export Development Canada (EDC) for small and medium-sized enterprises, a co-lending program for small and medium-sized enterprises with the Business Development Bank of Canada (BDC), and the BDC’s Mid-Market Financing Program introduced in the third quarter to support medium-sized companies. See the “Government lending programs in response to COVID-19” and “Off-balance sheet arrangements” sections and Note 2 to our interim consolidated financial statements for further details regarding our participation in these programs.

Impact on financial results

COVID-19 has negatively impacted our results for the second and third quarters of 2020. Refer to the “Financial results review” and “Strategic business units overview” sections for further details on our financial performance for the third quarter of 2020, including the impact of the COVID-19 pandemic.

On pages 2 to 3 of our 2019 Annual Report, we provided disclosure regarding our scorecard of financial measures that we use to evaluate our performance against our strategic objectives, including the targets that we have set for each of these measures over the medium term. Until there is greater certainty concerning the discovery and dissemination of an effective mass-produced vaccine or treatment, the COVID-19 pandemic is expected to continue to impact our ability to achieve our performance objectives.

The extent to which the COVID-19 pandemic continues to negatively impact our business, results of operations, reputation and financial condition, as well as our regulatory capital and liquidity positions, will depend on future developments, which are highly uncertain and cannot be predicted. See the “Economic outlook” section and Note 6 to our interim consolidated financial statements for further details on how the COVID-19 pandemic has impacted our economic outlook.

Impact on risk environment

We enacted our business continuity plans in the second quarter upon the WHO declaring COVID-19 a pandemic and we developed business priorities and an operating model to support our clients, employees and communities throughout this crisis. See the “Top and emerging risks” section for further details on additional risks associated with the COVID-19 pandemic.

While the COVID-19 pandemic has adversely impacted all sectors of the global economy, the impact on specific industries varies depending upon the nature of the industry, with certain industries intrinsically facing more hardship than others, including the oil and gas industry which has been particularly hard-hit due to historic lows in oil prices from reduced demand combined with concerns about the inadequacy of supply cuts announced to date. While oil prices have stabilized relative to the second quarter, prices remain lower than what they were in 2019 and future price volatility remains a concern as the global economy struggles with depressed demand and storage shortages. See the “Top and emerging risks – Commodity prices” section for further details regarding the impact of lower oil prices. Other impacted sectors include the hospitality-related industries impacted by social distancing measures and travel restrictions, and commercial real estate driven by business closures and the contraction of economic activity.

Unprecedented regulatory and central bank support

Governments, monetary authorities, regulators and financial institutions continue to take actions to support the economy, increase liquidity, mitigate unemployment, provide public assistance, provide regulatory flexibility and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. See the “Regulatory developments arising from the COVID-19 pandemic” section for further details

4	CIBC THIRD QUARTER 2020

on regulatory flexibility provided during the quarter in response to the COVID-19 pandemic, and the “Regulatory developments concerning liquidity” section for details on relevant funding and liquidity programs instituted to support market liquidity during this crisis.

Impact on significant accounting judgments and estimates

Ongoing economic uncertainty, including reduced short- and medium-term growth due to the decline in economic activity associated with social distancing measures and market volatility, impact our significant accounting estimates and judgments. While economic activity has started to recover in the third quarter, we continue to be faced with unprecedented circumstances which lead to significant uncertainty regarding the ultimate outcome of the COVID-19 pandemic and its impact on economic growth and consumer behaviour. This results in higher inherent risk associated with estimating the impact of the COVID-19 pandemic on our interim consolidated financial statements and requires management to exercise significant judgment in certain areas, in particular in relation to determining the impact of the COVID-19 pandemic on expected credit loss (ECL) allowances. Further details can be found in the “Accounting and control matters” section, as well as in Note 2 to our interim consolidated financial statements.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million ($250 million after-tax) associated with ongoing efforts to transform our cost structure and simplify our bank, shown as an item of note. This charge consisted primarily of employee severance and related costs and was recognized in Corporate and Other. For additional information, see Note 13 to our interim consolidated financial statements.

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing. The parties continue to pursue the regulatory approvals required to complete the transaction on or before June 30, 2021. The regulatory approval process is complex given the number of Caribbean regulators having oversight over CIBC FirstCaribbean, and we believe such process is complicated further as a result of the COVID-19 pandemic. For additional information, see Note 4 to our interim consolidated financial statements.

Financial results review

Reported net income for the quarter was $1,172 million, compared with $1,398 million for the same quarter last year, and $392 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,243 million, compared with $1,415 million for the same quarter last year, and $441 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.55, compared with $3.06 for the same quarter last year, and $0.83 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.71, compared with $3.10 for the same quarter last year, and $0.94 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$70 million ($51 million after-tax) increase in legal provisions (Corporate and Other); and
•

$26 million ($20 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Business Banking, $15 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased non-interest expenses by $96 million, and decreased income taxes by $25 million. In aggregate, these items of note decreased net income by $71 million.

Net interest income(2)

Net interest income was up $35 million or 1% from the same quarter last year, primarily due to volume growth across our businesses, higher trading income, higher revenue from financing activities in Capital Markets, and the impact of foreign exchange translation, partially offset by narrower margins largely due to changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic.

Net interest income was down $33 million or 1% from the prior quarter, primarily due to narrower margins driven by the factors discussed above, and excess liquidity costs, partially offset by higher trading revenue and the impact of an additional day in the current quarter.

Net interest income for the nine months ended July 31, 2020 was up $502 million or 6% from the same period in 2019, primarily due to volume growth across our businesses, higher trading income, higher revenue from financing activities in Capital Markets, the impact of an additional day in the current period, and the impact of foreign exchange translation, partially offset by narrower margins driven by the factors discussed above.

Non-interest income(2)

Non-interest income was down $59 million or 3% from the same quarter last year, primarily due to lower deposit and payment, and card fees driven by lower client transaction activity, lower revenue from foreign exchange transactions, and lower mutual fund fees, partially offset by higher trading income which included the impact of reductions in credit valuation adjustments (CVA) and funding valuation adjustments (FVA).

Non-interest income was up $163 million or 9% from the prior quarter, primarily due to higher trading income which included the impact of reductions in CVA and FVA in the current quarter relative to increases in the prior quarter, and higher underwriting activities, partially offset by lower commission revenue.

Non-interest income for the nine months ended July 31, 2020 was down $200 million or 3% from the same period in 2019, primarily due to lower deposit and payment, and card fees driven by lower client transaction activity and lower treasury revenue, partially offset by higher revenue from investment management and custodial fees driven by higher average AUM and AUA.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC THIRD QUARTER 2020	5

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Provision for credit losses – impaired
Canadian Personal and Business Banking	$151	$208	$197	$551	$591
Canadian Commercial Banking and Wealth Management	45	62	15	141	88
U.S. Commercial Banking and Wealth Management	42	20	38	78	55
Capital Markets	56	36	18	87	66
Corporate and Other	6	17	4	30	17
	300	343	272	887	817
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	69	446	7	538	50
Canadian Commercial Banking and Wealth Management	12	124	2	137	(5)
U.S. Commercial Banking and Wealth Management	118	210	(9)	327	1
Capital Markets	5	186	24	186	42
Corporate and Other	21	103	(5)	123	(21)
	225	1,069	19	1,311	67
	$525	$1,412	$291	$2,198	$884

Provision for credit losses was up $234 million or 80% from the same quarter last year. Provision for credit losses on performing loans was up $206 million. Provision for credit losses on performing loans was up across all SBUs, except Capital Markets, due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was up $28 million. Provision for credit losses on impaired loans was up in all SBUs, except Canadian Personal and Business Banking.

Provision for credit losses was down $887 million or 63% from the prior quarter. Provision for credit losses on performing loans was down $844 million as the prior quarter reflected a relatively more significant unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices. Provision for credit losses on impaired loans was down $43 million, primarily due to lower insolvencies and write-offs incurred in Canadian Personal and Business Banking, reflecting the impact of client relief programs.

Provision for credit losses for the nine months ended July 31, 2020 was up $1,314 million or 149% from the same period in 2019. Provision for credit losses on performing loans and impaired loans was up $1,244 million and up $70 million, respectively, due to the same factors noted above.

Non-interest expenses

Non-interest expenses were up $32 million or 1% from the same quarter last year, primarily due to an increase in legal provisions, shown as an item of note. The current quarter also reflected lower expenses in other areas, such as business development, driven by the impact of the COVID-19 pandemic, that were largely offset by additional employee benefits provided to support our employees.

Non-interest expenses were comparable with the prior quarter. The current quarter included the increase in legal provisions, noted above, as well as a reduction in business development expenses. The prior quarter included a goodwill impairment charge of $28 million, shown as an item of note.

Non-interest expenses for the nine months ended July 31, 2020 were up $453 million or 6% from the same period in 2019, largely due to a restructuring charge primarily relating to employee severance, shown as an item of note. The current period also included additional employee benefits related to COVID-19 discussed above, higher performance-based compensation, and the increase in legal provisions and goodwill impairment charge, both noted above. The same period last year included a charge for a payment made to Air Canada, to secure our participation in its new loyalty program, shown as an item of note.

Income taxes

Income tax expense was down $64 million or 17% from the same quarter last year, primarily due to lower income.

Income tax expense was up $239 million or 341% from the prior quarter, primarily due to higher income. The prior quarter effective tax rate was also favourably impacted by changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income tax expense for the nine months ended July 31, 2020 was down $313 million or 31% from the same period in 2019, primarily due to lower income in the current period.

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The Internal Revenue Service periodically releases proposed and final regulations to implement aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

6	CIBC THIRD QUARTER 2020

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended			For the nine months ended

$ millions, except per share amounts	Jul. 31, 2020 vs. Jul. 31, 2019	Jul. 31, 2020 vs. Apr. 30, 2020		Jul. 31, 2020 vs. Jul. 31, 2019
Estimated increase (decrease) in:
Total revenue	$26	$(19)		$50
Provision for credit losses	5	(4)		10
Non-interest expenses	11	(8)		24
Income taxes	1	(1)		2
Net income	9	(6)		14
Impact on EPS:
Basic	$0.02	$(0.01)		$0.03
Diluted	0.02	(0.01)		0.03
Average USD appreciation (depreciation) relative to CAD	2.3%	(1.6	) %	1.5%

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2020				2019	2018
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Canadian Personal and Business Banking (1)	$2,056	$2,079	$2,214	$2,225	$2,240	$2,126	$2,164	$2,198
	Canadian Commercial Banking and Wealth Management (1)	1,013	1,025	1,055	1,026	1,019	998	984	978
	U.S. Commercial Banking and Wealth Management (1)(2)	514	518	507	502	509	474	479	455
	Capital Markets (1)(2)	1,000	824	871	740	752	756	712	656
	Corporate and Other (1)(2)	125	132	208	279	212	188	226	165
	Total revenue	$4,708	$4,578	$4,855	$4,772	$4,732	$4,542	$4,565	$4,452
	Net interest income	$2,729	$2,762	$2,761	$2,801	$2,694	$2,460	$2,596	$2,539
	Non-interest income	1,979	1,816	2,094	1,971	2,038	2,082	1,969	1,913
	Total revenue	4,708	4,578	4,855	4,772	4,732	4,542	4,565	4,452
	Provision for credit losses	525	1,412	261	402	291	255	338	264
	Non-interest expenses	2,702	2,704	3,065	2,838	2,670	2,588	2,760	2,591
	Income before income taxes	1,481	462	1,529	1,532	1,771	1,699	1,467	1,597
	Income taxes	309	70	317	339	373	351	285	329
	Net income	$1,172	$392	$1,212	$1,193	$1,398	$1,348	$1,182	$1,268
	Net income (loss) attributable to:
	Non-controlling interests	$2	$(8)	$7	$8	$6	$7	$4	$2
	Equity shareholders	1,170	400	1,205	1,185	1,392	1,341	1,178	1,266
EPS	– basic	$2.56	$0.83	$2.64	$2.59	$3.07	$2.96	$2.61	$2.81
	– diluted	2.55	0.83	2.63	2.58	3.06	2.95	2.60	2.80
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities. The COVID-19 pandemic negatively impacted our results in the second and third quarters of 2020 and may continue to negatively impact our results in future quarters. See the “Significant events” section for further details.

Revenue

Canadian Personal and Business Banking revenue has benefited from volume growth, as well as margins widening earlier in the period, with headwinds arising in the second and third quarters of 2020 due to changes in the interest rate environment and impacts related to the COVID-19 pandemic.

Canadian Commercial Banking and Wealth Management has continued to benefit from increases in both commercial banking deposit and loan volumes, although recent periods have seen muted loan growth as a result of the impact of the government’s social distancing measures on a number of businesses across Canada due to the COVID-19 pandemic. In wealth management, recent market volatility has impacted AUA and AUM balances.

U.S. Commercial Banking and Wealth Management revenues reflect recent net interest margin pressure, offset by the impact of strong organic growth through to the second quarter of 2020, and fee income growth.

Capital Markets revenue is influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The first and third quarters of 2020 included higher trading revenue.

Corporate and Other includes interest income related to the settlement of certain income tax matters in the fourth quarter of 2019. The fourth quarter of 2018 included incremental ECL on debt securities in CIBC FirstCaribbean as a result of the Barbados government restructuring its public debt.

CIBC THIRD QUARTER 2020	7

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook. As a result of the impact of the COVID-19 pandemic beginning in the second quarter of 2020, our loan portfolios were negatively impacted by the decline in economic activity associated with social distancing measures, mitigated to an extent by large-scale government support and relief programs targeting both individuals and businesses. There is considerable judgment involved in the estimation of credit losses in the current environment. The ultimate impact of the COVID-19 pandemic will depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus in the intervening period. The extent to which social distancing measures restrict economic activity and the level and effectiveness of government support during this intervening period are material to our expectations for a continued economic rebound in the fourth quarter of 2020 and 2021 and our resulting provision for credit losses.

The significant increase in provision for credit losses on performing loans in the second and, to a lesser extent, in the third quarter of 2020 reflects the impacts of the COVID-19 pandemic and continued pressure on oil prices, and has impacted all of our SBUs. We also recognized provisions on performing loans throughout 2019, reflective of the impact of certain unfavourable changes to our economic outlook over that period.

In Canadian Personal and Business Banking, the fourth quarter of 2019 included higher provision on impaired loans in the personal lending portfolio. The third quarter of 2020 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend, as a result of limited consumer filing channels. The low level of write-offs was due to assistance offered to clients from our payment deferral programs, as well as from government support.

In Canadian Commercial Banking and Wealth Management, there were higher provisions on impaired loans since the first quarter of 2019 compared with the second half of 2018. The first and third quarters of 2020 and the fourth quarter of 2019 included provisions on one fraud-related impairment.

In U.S. Commercial Banking and Wealth Management, the third quarters of 2019 and 2020 included higher provisions on impaired loans. Impaired loan provisions in the U.S. remain episodic, with no key industry or sector trends emerging through to the second quarter of 2020. In the third quarter of 2020, the majority of the impairments related to the retail and hospitality sectors.

In Capital Markets, the first quarter of 2019 included higher provisions on impaired loans due to an impaired loan in the utility sector. The second half of 2019 and the second and third quarters of 2020 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, the third and fourth quarters of 2018 included higher provisions on impaired loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, spending on strategic initiatives, and movement in foreign exchange rates. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program. The fourth quarter of 2019 and the second quarter of 2020 included goodwill impairment charges related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean. The fourth quarter of 2019 and the third quarter of 2020 included increases in legal provisions in Corporate and Other, shown as an item of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of our 2019 Annual Report, as updated below to reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section for additional details).

Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on an allocation of regulatory capital to our SBUs. As a result, segmented return on equity is a non-GAAP measure. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity.

8	CIBC THIRD QUARTER 2020

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Operating results – reported
Total revenue	$4,708	$4,578	$4,732	$14,141	$13,839
Provision for credit losses	525	1,412	291	2,198	884
Non-interest expenses	2,702	2,704	2,670	8,471	8,018
Income before income taxes	1,481	462	1,771	3,472	4,937
Income taxes	309	70	373	696	1,009
Net income	1,172	392	1,398	2,776	3,928
Net income (loss) attributable to non-controlling interests	2	(8)	6	1	17
Net income attributable to equity shareholders	1,170	400	1,392	2,775	3,911
Diluted EPS ($)	$2.55	$0.83	$3.06	$6.02	$8.61
Impact of items of note (1)
Revenue
Purchase accounting adjustments (2)	$–	$–	$(8)	$–	$(27)
Impact of items of note on revenue	–	–	(8)	–	(27)
Expenses
Amortization of acquisition-related intangible assets (3)	(26)	(57)	(27)	(110)	(81)
Transaction and integration-related costs as well as purchase accounting adjustments (4)	–	–	(2)	–	2
Restructuring charge (5)	–	–	–	(339)	–
Increase in legal provisions (6)	(70)	–	–	(70)	–
Charge for payment made to Air Canada (7)	–	–	–	–	(227)
Impact of items of note on expenses	(96)	(57)	(29)	(519)	(306)
Total pre-tax impact of items of note on net income	96	57	21	519	279
Transaction and integration-related costs and purchase accounting adjustments (2)(4)	–	–	(2)	–	(7)
Amortization of acquisition-related intangible assets (3)	6	8	6	20	19
Restructuring charge (5)	–	–	–	89	–
Increase in legal provisions (6)	19	–	–	19	–
Charge for payment made to Air Canada (7)	–	–	–	–	60
Impact of items of note on income taxes	25	8	4	128	72
Total after-tax impact of items of note on net income	71	49	17	391	207
Impact of items of note on diluted EPS ($)	$0.16	$0.11	$0.04	$0.88	$0.46
Operating results – adjusted (8)
Total revenue (9)	$4,708	$4,578	$4,724	$14,141	$13,812
Provision for credit losses	525	1,412	291	2,198	884
Non-interest expenses	2,606	2,647	2,641	7,952	7,712
Income before income taxes	1,577	519	1,792	3,991	5,216
Income taxes	334	78	377	824	1,081
Net income	1,243	441	1,415	3,167	4,135
Net income (loss) attributable to non-controlling interests	2	(8)	6	1	17
Net income attributable to equity shareholders	1,241	449	1,409	3,166	4,118

Adjusted diluted EPS ($)	$2.71	$0.94	$3.10	$6.90	$9.07
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(3)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$(2)	$(2)	$(2)	$(6)	$(6)
Canadian Personal and Business Banking (after-tax)	(2)	(1)	(2)	(5)	(5)
U.S. Commercial Banking and Wealth Management (pre-tax)	(21)	(23)	(22)	(66)	(66)
U.S. Commercial Banking and Wealth Management (after-tax)	(15)	(17)	(16)	(48)	(49)
Corporate and Other (pre-tax)	(3)	(32)	(3)	(38)	(9)
Corporate and Other (after-tax)	(3)	(31)	(3)	(37)	(8)
(4)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(5)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(6)	Recognized in Corporate and Other.
(7)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(8)	Adjusted to exclude the impact of items of note.
(9)

Excludes TEB adjustments of $51 million (April 30, 2020: $46 million; July 31, 2019: $46 million) and $146 million for the nine months ended July 31, 2020 (July 31, 2019: $131 million). Our adjusted efficiency ratio is calculated on a TEB.

CIBC THIRD QUARTER 2020	9

The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Reported net income (loss)	$508	$320	$62	$392	$(110)	$1,172
Jul. 31	After-tax impact of items of note (1)	2	–	15	–	54	71
	Adjusted net income (loss) (2)	$510	$320	$77	$392	$(56)	$1,243
2020	Reported net income (loss)	$203	$206	$18	$137	$(172)	$392
Apr. 30	After-tax impact of items of note (1)	1	–	17	–	31	49
	Adjusted net income (loss) (2)	$204	$206	$35	$137	$(141)	$441
2019	Reported net income (loss)	$658	$344	$173	$235	$(12)	$1,398
Jul. 31 (3)	After-tax impact of items of note (1)	2	–	10	–	5	17
	Adjusted net income (loss) (2)	$660	$344	$183	$235	$(7)	$1,415

$ millions, for the nine months ended
2020	Reported net income (loss)	$1,328	$862	$249	$864	$(527)	$2,776
Jul. 31	After-tax impact of items of note (1)	5	–	48	–	338	391
	Adjusted net income (loss) (2)	$1,333	$862	$297	$864	$(189)	$3,167
2019	Reported net income	$1,688	$982	$503	$724	$31	$3,928
Jul. 31 (3)	After-tax impact of items of note (1)	172	–	29	–	6	207
	Adjusted net income (2)	$1,860	$982	$532	$724	$37	$4,135
(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of our 2019 Annual Report.

External reporting changes were made in the first quarter of 2020, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the external reporting changes made in the first quarter of 2020 (see the “External reporting changes” section for additional details), this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. Effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses (see the “External reporting changes” section for additional details). We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

10	CIBC THIRD QUARTER 2020

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31 (2)	2020 Jul. 31	2019 Jul. 31 (2)
Revenue	$2,056	$2,079	$2,240	$6,349	$6,530
Provision for credit losses
Impaired	151	208	197	551	591
Performing	69	446	7	538	50
Total provision for credit losses	220	654	204	1,089	641
Non-interest expenses	1,146	1,149	1,140	3,454	3,589
Income before income taxes	690	276	896	1,806	2,300
Income taxes	182	73	238	478	612
Net income	$508	$203	$658	$1,328	$1,688
Net income attributable to:
Equity shareholders	$508	$203	$658	$1,328	$1,688
Efficiency ratio	55.7%	55.3%	50.9%	54.4%	55.0%
Return on equity (3)	29.7%	11.9%	40.1%	26.0%	35.4%
Average allocated common equity (3)	$6,790	$6,951	$6,512	$6,834	$6,379
Full-time equivalent employees	12,739	12,843	13,833	12,739	13,833
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $508 million, down $150 million from the same quarter last year, primarily due to lower revenue.

Net income was up $305 million from the prior quarter, primarily due to a lower provision for credit losses, partially offset by lower revenue.

Net income for the nine months ended July 31, 2020 was $1,328 million, down $360 million from the same period in 2019, primarily due to a higher provision for credit losses and lower revenue, partially offset by lower non-interest expenses.

Revenue

Revenue was down $184 million or 8% from the same quarter last year, primarily due to narrower margins largely due to changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic, lower fees driven by lower client transaction activity, partially offset by volume growth.

Revenue was down $23 million or 1% from the prior quarter, primarily due to narrower margins and lower fees from the factors noted above, partially offset by the impact of more days in the current quarter.

Revenue for the nine months ended July 31, 2020 was down $181 million or 3% from the same period in 2019, primarily due to narrower margins and lower fees from the factors noted above, partially offset by the impact of volume growth and an additional day in the current period.

Provision for credit losses

Provision for credit losses was up $16 million from the same quarter last year. The current quarter included a higher provision on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic and an unfavourable impact from model parameter updates. Provision for credit losses on impaired loans was lower than the same quarter last year due to lower insolvencies and write-offs in credit cards, reflecting the impact of the client relief programs.

Provision for credit losses was down $434 million from the prior quarter. The current quarter included a lower provision for credit losses on performing loans compared with the prior quarter, which reflected a relatively more significant unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was lower than the prior quarter due to lower insolvencies and write-offs in credit cards, reflecting the impact of the client relief programs.

Provision for credit losses for the nine months ended July 31, 2020 was up $448 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was lower than the same period last year due to lower insolvencies and write-offs in credit cards, reflecting the impact of the client relief programs.

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year and with the prior quarter.

Non-interest expenses for the nine months ended July 31, 2020 were down $135 million or 4% from the same period in 2019, primarily due to a charge for a payment made to Air Canada to secure our participation in its new loyalty program in the same period last year, shown as an item of note, partially offset by higher spending on strategic initiatives and additional employee benefits provided to support our employees during the COVID-19 pandemic.

Income taxes

Income taxes were down $56 million from the same quarter last year, primarily due to lower income.

Income taxes were up $109 million from the prior quarter, primarily due to higher income.

Income taxes were down $134 million from the same period in 2019, primarily due to lower income.

CIBC THIRD QUARTER 2020	11

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Results(1)

	For the three months ended			For the nine months ended

$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31 (2)	2020 Jul. 31	2019 Jul. 31 (2)
Revenue
Commercial banking	$417	$414	$410	$1,254	$1,219
Wealth management	596	611	609	1,839	1,782
Total revenue	1,013	1,025	1,019	3,093	3,001
Provision for (reversal of) credit losses
Impaired	45	62	15	141	88
Performing	12	124	2	137	(5)
Total provision for credit losses	57	186	17	278	83
Non-interest expenses	519	559	531	1,639	1,576
Income before income taxes	437	280	471	1,176	1,342
Income taxes	117	74	127	314	360
Net income	$320	$206	$344	$862	$982
Net income attributable to:
Equity shareholders	$320	$206	$344	$862	$982
Efficiency ratio	51.2%	54.5%	52.1%	53.0%	52.5%
Return on equity (3)	19.4%	13.0%	22.7%	17.9%	22.4%
Average allocated common equity (3)	$6,591	$6,448	$6,025	$6,421	$5,863
Full-time equivalent employees	4,981	5,080	5,087	4,981	5,087
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $320 million, down $24 million from the same quarter last year, primarily due to a higher provision for credit losses, partially offset by lower non-interest expenses.

Net income was up $114 million from the prior quarter, primarily due to a lower provision for credit losses.

Net income for the nine months ended July 31, 2020 was $862 million, down $120 million from the same period in 2019, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was down $6 million or 1% from the same quarter last year.

Commercial banking revenue was up $7 million, primarily due to volume growth, partially offset by narrower margins and lower fees.

Wealth management revenue was down $13 million, primarily due to lower mutual fund fees and commission revenue, as well as lower investment management and custodial fees driven primarily by an investment mix shift to lower margin products, partially offset by higher foreign exchange and net interest income reflecting higher trading volume in our full-service brokerage business.

Revenue was down $12 million or 1% from the prior quarter.

Commercial banking revenue was comparable with the prior quarter, with narrower margins offset by volume growth and the impact of an additional day in the current period.

Wealth management revenue was down $15 million, primarily due to lower commission revenue and foreign exchange revenue reflecting lower trading volume in our full-service brokerage business.

Revenue for the nine months ended July 31, 2020 was up $92 million or 3% from the same period in 2019.

Commercial banking revenue was up $35 million, primarily due to volume growth and the impact of an additional day in the current period, partially offset by narrower margins and lower fees.

Wealth management revenue was up $57 million, primarily due to higher investment management and custodial fees driven by higher average AUM and AUA and higher commission revenue, as well as higher foreign exchange revenue and net interest income reflecting higher trading volume in our full-service brokerage business, partially offset by lower mutual fund fees.

Provision for credit losses

Provision for credit losses was up $40 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans related to the COVID-19 pandemic. Provision for credit losses on impaired loans was up, primarily due to provisions in the retail and wholesale sector.

Provision for credit losses was down $129 million from the prior quarter. The prior quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was down due to lower provisions in the business services sector.

Provision for credit losses for the nine months ended July 31, 2020 was up $195 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale, and the business services sectors.

12	CIBC THIRD QUARTER 2020

Non-interest expenses

Non-interest expenses were down $12 million or 2% from the same quarter last year, primarily due to lower performance-based compensation, partially offset by higher salaries and benefits.

Non-interest expenses were down $40 million or 7% from the prior quarter, primarily due to lower performance-based compensation and the timing of spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2020 were up $63 million or 4% from the same period in 2019, primarily due to higher employee-related compensation, and higher spending on strategic initiatives.

Income taxes

Income taxes were down $10 million from the same quarter last year, primarily due to lower income.

Income taxes were up $43 million from the prior quarter, primarily due to higher income.

Income taxes were down $46 million from the same period in 2019, primarily due to lower income.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31 (2)	2020 Jul. 31	2019 Jul. 31 (2)
Revenue
Commercial banking (3)	$364	$364	$353	$1,074	$1,010
Wealth management	150	154	156	465	452
Total revenue (4)(5)	514	518	509	1,539	1,462
Provision for (reversal of) credit losses
Impaired	42	20	38	78	55
Performing	118	210	(9)	327	1
Total provision for credit losses	160	230	29	405	56
Non-interest expenses	271	293	282	863	833
Income (loss) before income taxes	83	(5)	198	271	573
Income taxes (4)	21	(23)	25	22	70
Net income	$62	$18	$173	$249	$503
Net income attributable to:
Equity shareholders	$62	$18	$173	$249	$503
Efficiency ratio	52.7%	56.6%	55.3%	56.1%	57.0%
Return on equity (6)	2.6%	0.8%	7.8%	3.6%	7.9%
Average allocated common equity (6)	$9,559	$9,389	$8,758	$9,292	$8,540
Full-time equivalent employees	2,105	2,045	2,111	2,105	2,111
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

(4)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended July 31, 2020 (April 30, 2020: nil; July 31, 2019: $1 million) and nil for the nine months ended July 31, 2020 (July 31, 2019: $2 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(5)

Included $5 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2020 (April 30, 2020: $4 million; July 31, 2019: $8 million) and $15 million for the nine months ended July 31, 2020 (July 31, 2019: $27 million). The income from accretion of the fair value discount was shown as an item of note from the fourth quarter of 2017 up to and including the fourth quarter of 2019.

(6)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $62 million, down $111 million from the same quarter last year, primarily due to a higher provision for credit losses.

Net income was up $44 million from the prior quarter, primarily due to lower provision for credit losses.

Net income for the nine months ended July 31, 2020 was $249 million, down $254 million from the same period in 2019, primarily due to a higher provision for credit losses, partially offset by higher revenue.

Revenue

Revenue was up $5 million or 1% from the same quarter last year.

Commercial banking revenue was up $11 million, primarily due to volume growth and the impact of foreign exchange translation, partially offset by narrower margins.

Wealth management revenue was down $6 million, primarily due to narrower margins, partially offset by volume growth and the impact of foreign exchange translation.

Revenue was down $4 million or 1% from the prior quarter.

Commercial banking revenue was comparable with the prior quarter as volume and fee growth was largely offset by narrower margins and the impact of foreign exchange translation.

Wealth management revenue was down $4 million, primarily due to narrower margins, the impact of foreign exchange translation and the impact of AUM on investment management and custodial fees, partially offset by volume growth.

CIBC THIRD QUARTER 2020	13

Revenue for the nine months ended July 31, 2020 was up $77 million or 5% from the same period in 2019.

Commercial banking revenue was up $64 million, primarily due to volume growth and the impact of foreign exchange translation, partially offset by narrower margins.

Wealth management revenue was up $13 million, primarily due to volume growth and higher investment management and custodial fees driven by higher AUM, partially offset by narrower margins.

Provision for credit losses

Provision for credit losses was up $131 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was down $70 million from the prior quarter. The current quarter included a lower provision for credit losses on performing loans compared with the prior quarter, which reflected a relatively more significant unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. The prior quarter also included a higher provision for credit losses on performing loans due to unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to impairments in the hospitality and retail sectors.

Provision for credit losses for the nine months ended July 31, 2020 was up $349 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up mainly due to impairments in various sectors including the hospitality and retail sectors.

Non-interest expenses

Non-interest expenses were down $11 million or 4% from the same quarter last year, primarily due to lower business development costs, partially offset by the impact of foreign exchange translation.

Non-interest expenses were down $22 million or 8% from the prior quarter, primarily due to lower expenses in areas such as business development and employee-related benefits and the impact of foreign exchange translation.

Non-interest expenses for the nine months ended July 31, 2020 were up $30 million or 4% from the same period in 2019, primarily due to higher employee compensation, the impact of foreign exchange translation, and higher spending on strategic initiatives, partially offset by lower business development costs.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were up $44 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2020 were down $48 million from the same period in 2019, primarily due to lower income.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31 (2)	2020 Jul. 31	2019 Jul. 31 (2)
Revenue
Global markets	$637	$495	$442	$1,673	$1,297
Corporate and investment banking	363	329	310	1,022	923
Total revenue (3)	1,000	824	752	2,695	2,220
Provision for credit losses
Impaired	56	36	18	87	66
Performing	5	186	24	186	42
Total provision for credit losses	61	222	42	273	108
Non-interest expenses	413	418	390	1,250	1,130
Income before income taxes	526	184	320	1,172	982
Income taxes (3)	134	47	85	308	258
Net income	$392	$137	$235	$864	$724
Net income attributable to:
Equity shareholders	$392	$137	$235	$864	$724
Efficiency ratio	41.3%	50.7%	51.9%	46.4%	50.9%
Return on equity (4)	22.7%	8.1%	14.6%	17.1%	15.8%
Average allocated common equity (4)	$6,895	$6,844	$6,394	$6,739	$6,139
Full-time equivalent employees	1,476	1,443	1,408	1,476	1,408
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended July 31, 2020 (April 30, 2020: $46 million; July 31, 2019: $45 million) and $146 million for the nine months ended July 31, 2020 (July 31, 2019: $128 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

14	CIBC THIRD QUARTER 2020

Financial overview

Net income for the quarter was $392 million, up $157 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.

Net income was up $255 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses.

Net income for the nine months ended July 31, 2020 was $864 million, up $140 million from the same period in 2019, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.

Revenue

Revenue was up $248 million or 33% from the same quarter last year.

Global markets revenue was up $195 million, primarily due to higher revenue from our interest rate trading business, reductions in CVA and FVA, higher revenue from our commodities trading business and financing activities, partially offset by lower revenue from our foreign exchange trading business.

Corporate and investment banking revenue was up $53 million, primarily due to higher debt and equity underwriting activity and higher corporate banking revenue, partially offset by lower advisory revenue.

Revenue was up $176 million or 21% from the prior quarter.

Global markets revenue was up $142 million, primarily due to reductions in CVA and FVA in the current quarter relative to increases in the prior quarter and higher revenue from our equity derivatives and commodities trading businesses, partially offset by lower revenue from our foreign exchange trading business.

Corporate and investment banking revenue was up $34 million, primarily due to higher corporate banking revenue and higher equity underwriting activity.

Revenue for the nine months ended July 31, 2020 was up $475 million or 21% from the same period in 2019.

Global markets revenue was up $376 million, primarily due to higher revenue from our interest rate, foreign exchange and commodities trading businesses and higher revenue from financing activities, partially offset by lower revenue from our equity derivatives trading business.

Corporate and investment banking revenue was up $99 million from the same period in 2019, primarily due to higher corporate banking revenue and higher debt and equity underwriting activity, partially offset by lower advisory revenue.

Provision for credit losses

Provision for credit losses was up $19 million from the same quarter last year. The same quarter last year included a higher provision for credit losses on performing loans, primarily due to an increase in the oil and gas sector to reflect expectations of potentially higher losses resulting from low natural gas prices. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the oil and gas sector.

Provision for credit losses was down $161 million from the prior quarter. The prior quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook, as well as unfavourable credit migration as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the oil and gas sector.

Provision for credit losses for the nine months ended July 31, 2020 was up $165 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook, as well as unfavourable credit migration as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the oil and gas sector, partially offset by lower provisions in the utility sector.

Non-interest expenses

Non-interest expenses were up $23 million or 6% from the same quarter last year, primarily due to higher employee expenses and higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the nine months ended July 31, 2020 were up $120 million or 11% from the same period in 2019, primarily due to higher spending on strategic initiatives and higher employee expenses.

Income taxes

Income taxes were up $49 million from the same quarter last year, up $87 million from the prior quarter, and up $50 million from the same period in 2019 primarily due to higher income.

CIBC THIRD QUARTER 2020	15

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31 (2)	2020 Jul. 31	2019 Jul. 31 (2)
Revenue
International banking	$180	$170	$202	$556	$597
Other	(55)	(38)	10	(91)	29
Total revenue (3)	125	132	212	465	626
Provision for (reversal of) credit losses
Impaired	6	17	4	30	17
Performing	21	103	(5)	123	(21)
Total provision for (reversal of) credit losses	27	120	(1)	153	(4)
Non-interest expenses	353	285	327	1,265	890
Loss before income taxes	(255)	(273)	(114)	(953)	(260)
Income taxes (3)	(145)	(101)	(102)	(426)	(291)
Net income (loss)	$(110)	$(172)	$(12)	$(527)	$31
Net income (loss) attributable to:
Non-controlling interests	$2	$(8)	$6	$1	$17
Equity shareholders	(112)	(164)	(18)	(528)	14
Full-time equivalent employees	22,651	22,793	23,324	22,651	23,324
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended July 31, 2020 (April 30, 2020: $46 million; July 31, 2019: $46 million) and $146 million for the nine months ended July 31, 2020 (July 31, 2019: $130 million).

Financial overview

Net loss for the quarter was $110 million, compared with a net loss of $12 million in the same quarter last year, primarily due to lower revenue and a higher provision for credit losses.

Net loss for the quarter was $110 million, compared with a net loss of $172 million in the prior quarter, as the prior quarter included a higher provision for credit losses. The current quarter included an increase in legal provisions, shown as an item of note.

Net loss for the nine months ended July 31, 2020 was $527 million, compared with net income of $31 million for the same period in 2019, as the current period included a restructuring charge primarily relating to employee severance, and higher legal provisions, both shown as an item of note, lower revenue and a higher provision for credit losses.

Revenue

Revenue was down $87 million or 41% from the same quarter last year.

International banking revenue was down $22 million, primarily due to lower revenue in CIBC FirstCaribbean.

Other revenue was down $65 million, primarily due to lower treasury revenue as a result of lower rates and excess liquidity costs and the impact of changes relating to our adoption of IFRS 16 in the current year that were largely offset in non-interest expenses (see Note 1 to our interim consolidated financial statements for further details regarding the impact of our transition to IFRS 16).

Revenue was down $7 million or 5% from the prior quarter.

International banking revenue was up $10 million, primarily due to higher revenue in CIBC FirstCaribbean, as the prior quarter included $22 million of losses on debt securities.

Other revenue was down $17 million, primarily due to lower treasury revenue as a result of the factors noted above.

Revenue for the nine months ended July 31, 2020 was down $161 million or 26% from the same period in 2019.

International banking revenue was down $41 million, primarily due to lower revenue in CIBC FirstCaribbean.

Other revenue was down $120 million, primarily due to lower treasury revenue and the impact of changes relating to our adoption of IFRS 16 as noted above.

16	CIBC THIRD QUARTER 2020

Provision for (reversal of) credit losses

Provision for credit losses was up $28 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was down $93 million from the prior quarter. The prior quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.

Provision for credit losses for the nine months ended July 31, 2020 was up $157 million from the same period in 2019, primarily due to higher provisions on performing loans in the current period as noted above, and higher provisions on impaired loans in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were up $26 million or 8% from the same quarter last year, primarily due to an increase in legal provisions of $70 million, shown as an item of note, partially offset by lower corporate support costs, the timing of spend on strategic initiatives, lower occupancy costs relating to our adoption of IFRS 16 that were largely offset by higher interest expenses, as noted above, and lower expenses in CIBC FirstCaribbean.

Non-interest expenses were up $68 million or 24% from the prior quarter, primarily due to an increase in legal provisions noted above and higher corporate support costs, partially offset by the goodwill impairment charge in the prior quarter, shown as an item of note, and lower expenses in CIBC FirstCaribbean.

Non-interest expenses for the nine months ended July 31, 2020 were up $375 million or 42% from the same period in 2019, primarily due to the restructuring charge, the increase in legal provisions and the goodwill impairment charge, all noted above, partially offset by lower corporate support costs and lower occupancy costs relating to our adoption of IFRS 16 as noted above.

Income taxes

Income tax benefit was up $43 million from the same quarter last year, primarily due to lower income.

Income tax benefit was up $44 million from the prior quarter, as this quarter had favourable tax adjustments due to the resolution of various prior year tax items. The losses on debt securities in CIBC FirstCaribbean discussed above resulted in limited tax benefits in the prior quarter.

Income tax benefit for the nine months ended July 31, 2020 was up $135 million from the same period in 2019, primarily due to higher expenses.

CIBC THIRD QUARTER 2020	17

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2020 Jul. 31	2019 Oct. 31
Assets
Cash and deposits with banks	$68,422	$17,359
Securities	144,344	121,310
Securities borrowed or purchased under resale agreements	62,060	59,775
Loans and acceptances, net of allowance	414,457	398,108
Derivative instruments	43,476	23,895
Other assets	35,786	31,157
	$768,545	$651,604
Liabilities and equity
Deposits	$566,135	$485,712
Obligations related to securities lent or sold short or under repurchase agreements	82,765	69,258
Derivative instruments	42,875	25,113
Other liabilities	30,849	28,257
Subordinated indebtedness	5,822	4,684
Equity	40,099	38,580
	$768,545	$651,604

Assets

As at July 31, 2020, total assets were up $116.9 billion or 18% from October 31, 2019, including an increase of approximately $3 billion due to the appreciation of the U.S. dollar.

Cash and deposits with banks increased by $51.1 billion or 294%, primarily due to higher short-term placements in Treasury.

Securities increased by $23.0 billion or 19%, primarily due to an increase in debt securities in Treasury.

Securities borrowed or purchased under resale agreements increased by $2.3 billion or 4%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $16.3 billion or 4%, primarily due to increases in U.S. and Canadian business and government loans, and Canadian consumer loans.

Derivative instruments increased by $19.6 billion or 82%, largely driven by increases in foreign exchange, interest rate and equity derivatives valuation.

Other assets increased by $4.6 billion or 15%, primarily due to increases in collateral pledged for derivatives, precious metals and the recognition of right-of-use assets in the current year as a result of our adoption of IFRS 16 (see Note 1 to our interim consolidated financial statements for additional details), partially offset by a decrease in current tax receivable.

Liabilities

As at July 31, 2020, total liabilities were up $115.4 billion or 19% from October 31, 2019, including an increase of approximately $3 billion due to the appreciation of the U.S. dollar.

Deposits increased by $80.4 billion or 17%, primarily due to volume growth across all SBUs and increased wholesale funding. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $13.5 billion or 20%, primarily due to our participation in the Bank of Canada’s enhanced term repo program (see the “Regulatory developments concerning liquidity – Developments related to the COVID-19 pandemic” section) and client-driven activities.

Derivative instruments increased by $17.8 billion or 71%, largely driven by increases in foreign exchange, interest rate and equity derivatives valuation.

Other liabilities increased by $2.6 billion or 9%, primarily due to an increase in collateral received for derivatives and the recognition of lease liabilities in the current year as a result of our adoption of IFRS 16, as noted above.

Subordinated indebtedness increased by $1.1 billion or 24%, mainly due to the issuance during the current quarter. For further details see the “Capital management” section.

Equity

As at July 31, 2020, equity increased by $1.5 billion or 4% from October 31, 2019, primarily due to a net increase in retained earnings, which includes an increase of $0.1 billion related to the adoption of IFRS 16, as noted above.

18	CIBC THIRD QUARTER 2020

Capital management

We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 28 to 39 of our 2019 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)

OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until January 2022, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 1.0% but can range from 0% to 2.5% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for details regarding the reduction in the DSB requirement that was effective March 13, 2020). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at July 31, 2020	Minimum	Capital conservation buffer	D-SIB buffer	Pillar I targets (1)	Domestic Stability Buffer	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2020.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2019 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC THIRD QUARTER 2020	19

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2020 Jul. 31	2020 Apr. 30	2019 Oct. 31
CET1 capital	$30,202	$29,535	$27,707
Tier 1 capital	33,350	32,685	30,851
Total capital	39,640	37,968	35,854

Total RWA	256,683	261,763	239,863

Total RWA consists of:
Credit risk	220,611	224,859	204,744
Market risk	6,122	7,323	6,532
Operational risk	29,950	29,581	28,587
	256,683	261,763	239,863

CET1 ratio	11.8%	11.3%	11.6%
Tier 1 capital ratio	13.0%	12.5%	12.9%
Total capital ratio	15.4%	14.5%	15.0%

CET1 ratio

The CET1 ratio at July 31, 2020 increased 0.2% from October 31, 2019, driven by the increase in CET1 capital partially offset by the impact of an increase in RWA. The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), an increase in AOCI, and common share issuance net of share repurchases prior to cessation of the issuer bid upon OSFI’s March 13, 2020 announcement (see the “Continuous enhancement to regulatory capital requirements” section for further details). While the impact of a higher provision for credit losses on performing loans reduced net income, the impact on CET1 capital was mitigated by the impact of the elimination of the deduction in relation to our expected loss shortfall calculation as well as the ECL transitional arrangement which was effective beginning in the second quarter of 2020 (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section for further details). The COVID-19 pandemic had a less significant impact on our expected loss calculation for regulatory capital purposes, as the parameters used in this calculation reflect long run experience which incorporate periods of downturn that are applied to the most recently available risk ratings. This contrasts with ECL recognized for accounting purposes, which uses point-in-time parameters based on updated forward-looking information that are now more reflective of the current economic environment than the long-term parameters used for regulatory capital.

The increase in RWA was primarily due to organic growth, the impact of foreign exchange translation, parameter updates and the implementation of IFRS 16 in the first quarter of 2020, partially offset by the impact of changing the methodology applied to certain derivative transactions from the standardized approach (SA-CCR) to the internal model method (IMM) effective in the second quarter of 2020. The impact of COVID-19 on RWA growth, as well as regulatory capital losses, was mitigated by CIBC client relief and government support programs targeting both individuals and businesses in response to the COVID-19 pandemic (see the “Regulatory developments arising from the COVID-19 pandemic” section for further details) that tempered the increase in the delinquency rates that may have otherwise occurred, reductions in balances and utilization rates from lower client spending during the pandemic and the use of the most recently available risk ratings. In addition, the net increase in risk levels primarily relating to market risk RWA was largely offset by the impact of measures introduced by OSFI in response to the COVID-19 pandemic as discussed in the “Regulatory developments arising from the COVID-19 pandemic” section.

We anticipate that the combined impact of our expected loss calculation for regulatory capital purposes and credit risk RWA will have a negative impact on our CET1 ratio in future periods to the extent balances increase, utilization and delinquency rates increase and risk ratings and other credit scores deteriorate in line with our forward-looking information.

Changes in the CET1 ratio as at July 31, 2020 compared with April 30, 2020 are shown in the chart below.

(1)	See the “Transitional arrangements for the capital treatment of expected loss provisioning” section for further details regarding the ECL transitional arrangement.

Tier 1 capital ratio

The Tier 1 capital ratio at July 31, 2020 increased 0.1% from October 31, 2019 primarily due to the factors affecting the CET1 ratio noted above.

Total capital ratio

The Total capital ratio at July 31, 2020 increased 0.4% from October 31, 2019 primarily due to the factors affecting the Tier 1 capital ratio noted above, as well as an issuance of subordinated indebtedness during the current quarter.

20	CIBC THIRD QUARTER 2020

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. See the “Continuous enhancement to regulatory capital requirements” section below for recently announced capital measures impacting the leverage ratio.

$ millions, as at	2020 Jul. 31	2019 Oct. 31
Tier 1 capital	$33,350	$30,851
Leverage ratio exposure	724,111	714,343
Leverage ratio	4.6%	4.3%

The leverage ratio at July 31, 2020 increased 0.3% from October 31, 2019, primarily driven by an increase in Tier 1 capital, partially offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in off-balance sheet exposures and derivative exposures, partially offset by a reduction in on-balance sheet exposures reflecting the exclusion of certain amounts as permitted by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets (see the ”Regulatory developments arising from the COVID-19 pandemic” section for further details).

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 33 to 34 of our 2019 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2019 Annual Report.

Regulatory developments arising from the COVID-19 pandemic

Both the BCBS and OSFI have announced a number of changes as a result of the COVID-19 pandemic and to respond to changes in market conditions. These announcements are summarized in the tables below.

BCBS
March 27, 2020 Deferral of Basel III standards	The Group of Central Bank Governors and Heads of Supervision (GHOS), which is the oversight body for the BCBS, announced that the implementation timelines for upcoming Basel III standards would be deferred in order to increase the operational capacity of banks and supervisors to respond to the COVID-19 pandemic. See the “Basel III reforms” and “Revised Pillar 3 disclosure requirements” sections below for additional details.
April 3, 2020 Measures to alleviate the impact of COVID-19

The BCBS announced measures to alleviate the impact of COVID-19, including:

•   Publication of “Measures to reflect the impact of COVID-19”, which includes technical clarifications to ensure appropriate treatment of loans subject to payment deferral relief and government guarantees;

•   Deferral of the final two implementation phases of the framework for margin requirements for non-centrally cleared derivatives by one year, from 2021 to 2022; and

•   Deferral of the implementation of the revised global systemically important banks (G-SIB) framework by one year, from 2021 to 2022 (see the “Global systemically important banks – public disclosure requirements” section below).

OSFI
March 13, 2020 Measures to support the resilience of financial institutions

OSFI announced measures to support the resilience of financial institutions, which included:

•   An immediate reduction of the DSB (see the “Domestic Stability Buffer” section below);

•   Halting dividend increases or share buybacks for all federally regulated financial institutions effective immediately (see the “Significant capital management activity” section below); and

•   Suspending all of its consultations and policy development on new or revised guidance until conditions stabilize, including consultation on the February 18, 2020 proposal for a new B-20 benchmark rate for uninsured mortgages (see the “Real estate secured personal lending” section for additional details).

CIBC THIRD QUARTER 2020	21

March 27, 2020 Actions to address operational issues stemming from COVID-19

OSFI announced actions to address operational issues stemming from COVID-19, including:

•   For the purpose of determining capital requirements under the capital adequacy requirements (CAR) guideline for loans (including mortgages) that are granted payment deferral relief, the payment status will, for the duration of the relief period, be based on the payment status of these loans immediately prior to the deferral;

•   Transitional arrangements for the capital treatment of expected loss provisioning (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section below);

•   A temporary increase for at least one year in the covered bond limit, which represents the percentage of total assets permitted to be pledged as collateral for covered bonds by a deposit-taking institution, from 5.5% to 10%;

•   Deferral of the implementation timeline of the Basel III reforms in Canada (see the “Basel III reforms” section below for further details);

•   A delay in the implementation date of the revised Pillar 3 disclosure requirements finalized by the BCBS in December 2018 (see the “Revised Pillar 3 disclosure requirements” section below);

•   Confirmation that no outflow needs to be recognized in the LCR for bankers’ acceptances sold to the Bank of Canada under the Bankers’ Acceptance Purchase Facility (BAPF) (see the “Regulatory developments concerning liquidity” section for additional details);

•   A temporary reduction of stressed value-at-risk multipliers used in the determination of market risk capital requirements for institutions using internal models; and

•   Removal of FVA hedges from the calculation of market risk capital to address an asymmetry in the existing requirements.

March 30, 2020 Capital treatment of programs to support COVID-19 efforts

OSFI provided guidance on the capital requirements applicable to government-supported lending programs created in response to COVID-19 (see Note 2 to our interim consolidated financial statements for additional details on these programs). The capital requirements applicable to the various programs are summarized below:

•   Loans administered under the CEBA are excluded from the calculation of capital and leverage ratios.

•   For capital purposes, the government-guaranteed portion of loans under the EDC program may be considered sovereign risk, with the remainder treated as a loan to the borrower. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.

•   A bank’s portion of a loan made under the BDC co-lending program for small and medium-sized enterprises should be included in the calculation of capital and leverage ratios.

April 9, 2020 Additional actions to address issues stemming from COVID-19

OSFI announced additional measures and regulatory flexibility to support COVID-19 efforts, including:

•   Until April 30, 2021, exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets (HQLA) may be excluded from the exposure measure for leverage ratio purposes. The current capital floor factor was reduced from 75% to 70%, effective April 9, 2020. The reduction is expected to remain in place until the domestic implementation of the Basel III capital output floor (see the “Basel III reforms” section below).

Transitional arrangements for the capital treatment of expected loss provisioning

In response to the COVID-19 pandemic, OSFI has introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. The transitional arrangement does not apply to allowances allocated to portfolios under the internal ratings-based (IRB) approach that are in an expected loss shortfall position during the transition period.

Basel III reforms

On March 27, 2020, the GHOS announced the deferral of the implementation of the Basel III reforms in order to increase the operational ability of banks and supervisors to respond to the COVID-19 pandemic. On March 27, 2020, OSFI similarly announced that implementation of the Basel III reforms would be delayed consistent with the GHOS announcement. The implementation dates applicable to CIBC for the outstanding Basel III reforms following these announcements are summarized below.

Revised leverage ratio framework and introduction of G-SIB buffer	November 1, 2022
Revisions to the standardized and IRB approaches to credit risk	November 1, 2022
Changes to Basel III capital output floor requirements	November 1, 2022
Revised operational risk framework	November 1, 2022
Revised CVA framework	November 1, 2023
Revised market risk framework (also referred to as the “fundamental review of the trading book” or FRTB)	November 1, 2023

Domestic Stability Buffer

In response to COVID-19 and market conditions, OSFI announced an immediate reduction in the DSB requirement from 2.0% to 1.0% for all D-SIBs effective March 13, 2020. This reduction superseded a previously announced increase in the DSB from 2.0% to 2.25%, which was to have been effective April 30, 2020, and decreased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.0%, 10.5% and 12.5%, respectively. On June 23, 2020, OSFI announced that the DSB would remain unchanged at 1.0%.

Revised Pillar 3 disclosure requirements

Consistent with the GHOS announcement on March 27, 2020 that the implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 would be deferred by one year, on March 27, 2020, OSFI also announced that the implementation date for Canadian deposit-taking institutions would be no earlier than November 1, 2022.

22	CIBC THIRD QUARTER 2020

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally regulated banks, including CIBC, which have not been identified as G-SIBs, and have leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually. As a result, values may not be directly comparable against other measures disclosed in this report. The following table provides the 12 indicators used in the BCBS assessment methodology to identify G-SIBs:

$ thousands, as at October 31		2019
Section	Indicators
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	$171,547,163
	2. Cross-jurisdictional liabilities	170,609,561
B. Size	3. Total exposures as defined for use in the leverage ratio (1)	$722,260,507
C. Interconnectedness	4. Intra-financial system assets	$55,180,978
	5. Intra-financial system liabilities	34,198,618
	6. Securities outstanding	173,111,702
D. Substitutability/financial institution infrastructure	7. Payments activity	$15,818,619,512
	8. Assets under custody	1,943,784,000
	9. Underwritten transactions in debt and equity markets	50,889,244
E. Complexity	10. Notional amount of over-the-counter derivatives	$5,333,289,112
	11. Trading and other securities	22,344,685	(2)
	12. Level 3 assets	1,737,213
(1)	The calculation of this measure for the purposes of the G-SIB indicator disclosures excludes regulatory adjustments.
(2)	Restated from amounts previously presented.

On July 5, 2018, the BCBS issued “Global systemically important banks: revised assessment methodology and the higher loss absorbency requirement” as a result of the first review of the G-SIB framework. The revised assessment methodology was to be effective by the 2021 G-SIB assessment. As part of the measures announced by the BCBS in response to COVID-19, the effective date for the revised assessment methodology has been deferred by one year and will now be effective for the 2022 G-SIB assessment.

OSFI Capital Ruling

On July 15, 2020, OSFI published a capital ruling on a new financial instrument, a Limited Recourse Capital Note (LRCN), relative to the eligibility criteria set out in the CAR guideline. Consideration was given to economic substance over legal form, and the potential impact on financial stability, particularly in times of stress. The resulting capital ruling provides that the LRCNs can qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

Significant capital management activity

In conjunction with OSFI’s March 13, 2020 announcement to decrease the DSB to 1.0%, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

Normal course issuer bid

Our normal course issuer bid expired on June 3, 2020. During the third quarter of 2020, no common shares were purchased and cancelled. For the nine months ended July 31, 2020, we purchased and cancelled 2,208,600 common shares under this bid at an average price of $106.03 for a total amount of $234 million.

Dividends

On February 25, 2020, the Board of Directors (the Board) approved an increase in our quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ending April 30, 2020.

Shareholder investment plan

Pursuant to this plan, we issued 416,078 common shares for consideration of $39 million for the quarter and 1,204,873 common shares for consideration of $111 million for the nine months ended July 31, 2020.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares) on a one-for-one basis on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. The dividend on the Series 43 shares was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020.

CIBC THIRD QUARTER 2020	23

Subordinated indebtedness

On July 21, 2020, we issued $1.0 billion principal amount of 2.01% Debentures due July 21, 2030 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 2.01% per annum (paid semi-annually) until July 21, 2025, and at the three-month Canadian dollar bankers’ acceptance rate plus 1.28% per annum thereafter (paid quarterly) until maturity on July 21, 2030.

Convertible instruments

NVCC instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2020	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Subordinated indebtedness (2)(3)
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$7,825		2,065,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 82% based on the number of CIBC common shares outstanding as at July 31, 2020. As described in the CAR guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Bank recapitalization (Bail-in) conversion regulations

The Department of Finance Canada’s final bail-in regulations became effective September 23, 2018. These regulations provide certain statutory powers to Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum total loss-absorbing capacity (TLAC) requirements, and determining whether a bank is non-viable. Senior debt issued by CIBC on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in. TLAC is required in order to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support it during recapitalization. Beginning in the first quarter of 2022, D-SIBs will be required to maintain a supervisory target TLAC ratio (which is comprised of a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB) and a minimum TLAC leverage ratio of 6.75%.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

As at July 31, 2020, $18,767 million (October 31, 2019: $8,986 million) of our outstanding liabilities were subject to conversion under the bail-in regime.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Details of our off-balance sheet arrangements are provided on page 38 of our 2019 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2019 Annual Report.

In the second quarter of 2020, in response to the COVID-19 pandemic, we entered into an arrangement with the Government of Canada to facilitate the advancing of loans to CIBC clients who are qualifying borrowers under the CEBA program. As CIBC’s involvement in the CEBA program is to administer the CEBA loans, and the funding and risks and rewards associated with the loans, including exposure to payment defaults and principal forgiveness, are assumed by the Government of Canada, loans advanced under the CEBA program are not recognized on our consolidated balance sheet. As part of our involvement in the CEBA program, we receive a fee that is intended as a reimbursement of costs that we incur to administer the loans. For further details regarding this program as well as other government lending programs that we participated in, refer to Note 2 to our interim consolidated financial statements.

24	CIBC THIRD QUARTER 2020

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 77 of our 2019 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management, including anti-money laundering (AML) and Compliance, is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance of the design and operating effectiveness of CIBC’s controls, processes and systems. Internal audit reports the results of its assessment to management and the Board.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 46 to 49 of our 2019 Annual Report for details regarding the following top and emerging risks:

•	Technology, information and cyber security risk
•	Third party risk
•	Disintermediation risk
•	Climate risk
•	Money laundering
•	U.S. banking regulation
•	Acquisition risk

The remainder of this section describes top and emerging risks which have been updated for developments that have occurred since the issuance of our 2019 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC THIRD QUARTER 2020	25

Pandemic outbreaks

Pandemics can have widespread and material impacts on a global level. The COVID-19 pandemic and the restrictions imposed by governments around the world to limit its spread have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways, and have limited economic activity in Canada, the United States and other regions where we operate. While the economy has rebounded significantly relative to the trough of the downturn in the second quarter of 2020 and the recovery is expected to continue in the latter half of 2020 into 2021, the timing at which we can expect an effective mass-produced vaccine will ultimately have a direct impact on economic growth forecasts.

We are closely monitoring the continuously evolving impacts of the COVID-19 pandemic. The COVID-19 pandemic has adversely affected our business and uncertainty remains as to the full impact of COVID-19 on the global economy, financial markets, and our business, results of operations, reputation and financial condition, including our regulatory capital, liquidity positions and our ability to meet regulatory and other requirements. The ultimate impacts will depend on future developments that are highly uncertain and cannot be predicted, including the scope, severity, duration of the pandemic, the possibility of subsequent waves, as well as the effectiveness of actions taken by governments, monetary authorities, regulators, financial institutions and other third parties. For example, the Canadian Government’s decision to transition from the Canada Emergency Response Benefit to an enhanced employment insurance program in September may have potential economic impacts given the change in benefits available to those affected.

A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that have likely been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of expected credit losses on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by the COVID-19 pandemic, actual experience may differ materially from our current estimates. To the extent that business activity does not increase in line with our expectations from the easing of social distancing requirements on account of continued closures or reduced operating hours, lower sales and/or increased operating costs, unemployment continues to rise and clients default on loans beyond our current expectations, we may recognize further credit losses beyond those in the third quarter of 2020. The effectiveness of various government support programs in place for individuals and businesses may also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income in future periods relating to other assets that we hold.

Net interest income is significantly impacted by market rates of interest. Interest rate cuts by the Bank of Canada and the U.S. Federal Reserve in response to the COVID-19 pandemic have negatively impacted our net interest income. The overall effect of lower, or potentially negative, interest rates cannot be predicted and depends on future actions that the Bank of Canada and the U.S. Federal Reserve may take to increase or reduce targeted rates in response to the COVID-19 pandemic or other factors.

We have taken multiple steps to support our clients through these challenging times (see the “CIBC client relief programs in response to COVID-19” section for further details). Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We continue to work with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting clients. The unprecedented nature, scope and speed of these actions, while essential to mitigate the economic damage of the crisis, present additional risks for CIBC. These government programs are complex, and our participation may cause additional operational, compliance, legal and reputational risks that could result in litigation, government action or other forms of loss. Furthermore, there can be no assurance as to the effectiveness of these programs, which will depend on the duration and scale of the COVID-19 pandemic and will differ by region and industry, with varying degrees of benefit to our clients.

The COVID-19 pandemic has elevated operational pressure and risks for CIBC in the areas of business interruption, fraud, third party management, transaction processing and cyber security.

We continue to operate within our business continuity plans which were enacted upon the WHO declaring COVID-19 a pandemic. We have continued to evaluate and adapt our operating model, including our return to office strategy, in line with government and public health authorities’ guidelines and easing of some of the restrictions. The possibility of widespread illness amongst our clients and employees poses additional business and operational risk, and we continue to prioritize the health and safety of our clients and employees while meeting our clients’ needs during these challenging times. Remote work arrangements continue to be in place, and we anticipate that they will continue at a minimum throughout the next quarter.

Overall, our organization has adapted well. Relevant operational risk metrics continue to track at an acceptable level. Our technology risk management practices remain resilient and adaptable. While a more stable environment has been observed, uncertainty remains around the operational impact of the pandemic as the temporary financial relief and payment deferral programs end and normal financial activities resume against a potential second wave of COVID-19, as well as risk introduced through recently implemented business changes. Operational resilience and sustainability given the prolonged COVID-19 pandemic and evolving work environment will remain key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.

If the COVID-19 pandemic is prolonged beyond our expectations, including the possibility of subsequent waves, or further diseases emerge that give rise to similar effects, the adverse impact on the economy could deepen and result in further volatility and declines in financial markets. Moreover, it remains uncertain how the macroeconomic environment, societal and business norms will be impacted following this pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have adverse impacts on our business, results of operations, reputation and financial condition, for a substantial period of time.

Commodity prices

While the effects of the COVID-19 pandemic continue to play out in financial markets, we have seen historic lows in crude oil prices, beyond those experienced in December 2018, with unprecedented negative prices reflected near the end of April 2020 for one-month West Texas Intermediate futures contracts. While oil prices have stabilized, future price volatility remains a concern as the global economy struggles with depressed demand and storage shortages. It will take time for inventories to be drawn down, as economic activity is expected to recover only gradually while consumers likely remain cautious amidst elevated unemployment and uncertainty about COVID-19. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. Precious metals have rallied in recent weeks as gold reaches new highs and investors seek protection amid the continued spread of the COVID-19 pandemic. However, base metals face downward pressure given the disruptions to downstream industries and decreasing demand from weakness in global growth. Other commodities are also being impacted by increased market volatility in response to the COVID-19 pandemic. We continue to closely monitor our overall commodity exposure in these volatile markets.

26	CIBC THIRD QUARTER 2020

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•

Global uncertainty and market repercussions pertaining to the spread of COVID-19, including concerns related to the potential onset of a second wave and the development of an effective mass-produced vaccine;

•	Carry-over impact from the oil production dispute between Saudi Arabia and Russia;
•	Ongoing U.S. and China relations and trade issues;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Relations between the U.S. and Iran;
•	Anti-government protests in Hong Kong; and
•	Uncertainty regarding the outcome of Brexit, given the need for Britain to negotiate a trade agreement with the European Union.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

Historic growth of debt levels, primarily driven by higher mortgage debt, had been tempered by the Bank of Canada’s interest rate increases in 2017-2018, regulatory measures that include revised mortgage underwriting guidelines (B-20 guidelines) and taxes on foreign ownership. These measures, combined with a previous low unemployment environment, have had their intended effect as debt-to-income ratios flattened in 2018-2019. To counter the economic impact due to COVID-19, the government put in place several relief programs, the Bank of Canada cut interest rates and CIBC has assisted clients by offering temporary relief programs across all retail products. The housing market outlook in the short term is expected to remain stable. We believe that the probability of a severe housing crash that generates significant losses for mortgage portfolios remains low. Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points and is required as part of the B-20 guidelines. We run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Regulatory developments

See the “Income taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to our interim consolidated financial statements for additional information on accounting developments.

CIBC THIRD QUARTER 2020	27

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2020:

(1)	Includes counterparty credit risk of $248 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $17,817 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $185 million, which comprises derivatives and repo-style transactions.
(4)

Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented ROE. For additional information, see the “External reporting changes” section. Allocated common equity is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section. Allocated common equity amounts shown in this table reflect average balances.

(5)

Under the previous economic capital model, interest rate risk in the banking book was considered a component of market risk. Effective November 1, 2019, the composition of risks relating to allocated common equity is based on the Basel III definitions of credit risk, market risk, and operational risk.

(6)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR guideline.

28	CIBC THIRD QUARTER 2020

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2020 Jul. 31	2019 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$258,564	$182,169
Undrawn commitments	57,574	52,924
Repo-style transactions	185,169	169,652
Other off-balance sheet	79,245	77,696
OTC derivatives	19,614	26,574
Gross exposure at default (EAD) on business and government portfolios	600,166	509,015
Less: Collateral held for repo-style transactions	169,123	157,415
Net EAD on business and government portfolios	431,043	351,600
Retail portfolios – AIRB approach
Drawn	259,511	256,195
Undrawn commitments (1)	87,565	73,070
Other off-balance sheet	264	311
Gross EAD on retail portfolios	347,340	329,576
Standardized portfolios (2)	75,663	64,286
Securitization exposures – AIRB approach	11,607	10,688
Gross EAD	$1,034,776	$913,565
Net EAD	$865,653	$756,150
(1)

Increases in EAD in the current period include the impact of certain parameter updates in our regulatory models that were made in the first quarter of 2020 as part of our ongoing monitoring and review process.

(2)

Includes $65.7 billion relating to business and government loans (October 31, 2019: $55.3 billion), $6.1 billion (October 31, 2019: $5.5 billion) relating to retail portfolios, and $3.9 billion (October 31, 2019: $3.5 billion) relating to securitization exposures. Our business and government loans under the standardized approach consist of $46.3 billion (October 31, 2019: $40.1 billion) to corporates, $18.1 billion (October 31, 2019: $13.3 billion) to sovereigns, and $1.3 billion (October 31, 2019: $1.9 billion) to banks.

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at						2020 Jul. 31	2019 Oct. 31
	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives	Total	Total (1)
Commercial mortgages	$8,510	$30	$–	$–	$–	$8,540	$7,544
Financial institutions	91,457	7,342	15,176	70,602	9,876	194,453	140,284
Retail and wholesale	5,263	3,496	–	253	280	9,292	9,142
Business services	7,426	3,289	21	570	247	11,553	11,000
Manufacturing – capital goods	3,480	1,776	–	381	234	5,871	5,898
Manufacturing – consumer goods	3,813	1,947	–	205	121	6,086	6,024
Real estate and construction	30,063	8,953	122	1,154	913	41,205	38,358
Agriculture	6,953	1,613	–	25	228	8,819	8,575
Oil and gas	9,992	8,621	–	1,029	2,156	21,798	21,813
Mining	1,915	2,726	–	645	180	5,466	5,326
Forest products	591	479	–	183	36	1,289	1,324
Hardware and software	1,090	826	–	46	33	1,995	1,751
Telecommunications and cable	343	1,096	–	415	336	2,190	2,234
Broadcasting, publishing and printing	511	144	–	2	54	711	801
Transportation	5,588	2,470	–	268	1,332	9,658	8,877
Utilities	9,892	6,366	–	2,448	1,337	20,043	15,747
Education, health, and social services	2,957	1,212	1	110	443	4,723	4,541
Governments	68,720	5,188	726	909	1,808	77,351	62,361
	$258,564	$57,574	$16,046	$79,245	$19,614	$431,043	$351,600
(1)

Certain information has been reclassified to conform with the presentation adopted in the second quarter of 2020, when the presentation of commercial mortgages had been changed to include risk-rated commercial mortgages. Previously, commercial mortgages only included commercial mortgages under the slotting approach.

See Note 6 to our interim consolidated financial statements for additional information regarding the credit quality of CIBC’s business and government loan portfolio.

CIBC THIRD QUARTER 2020	29

Geographic distribution (1)

The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at July 31, 2020	Canada	U.S.	Europe	Other	Total
Drawn	$179,640	$54,444	$9,129	$15,351	$258,564
Undrawn commitments	45,042	8,914	2,172	1,446	57,574
Repo-style transactions	8,665	3,758	970	2,653	16,046
Other off-balance sheet	64,063	8,534	6,014	634	79,245
OTC derivatives	10,465	4,035	3,236	1,878	19,614
	$307,875	$79,685	$21,521	$21,962	$431,043
October 31, 2019	$237,234	$73,900	$23,150	$17,316	$351,600
(1)	Classification by country is primarily based on domicile of debtor or customer.

Canadian retail portfolios

The following table provides a breakdown of our retail portfolio EAD under the AIRB approach.

	Drawn		Undrawn and other off-balance sheet		Total
$ millions, as at July 31, 2020	Secured	Unsecured	Secured	Unsecured	Secured		Unsecured
Real estate secured personal lending	$226,941	$–	$30,035	$–	$256,976	100%	$–	–%
Qualifying revolving retail	–	18,458	–	54,883	–	–	73,341	100
Other retail	9,206	4,906	937	1,974	10,143	60	6,880	40
	$236,147	$23,364	$30,972	$56,857	$267,119	77%	$80,221	23%
October 31, 2019	$231,495	$24,700	$21,598	$51,783	$253,093	77%	$76,483	23%

See Note 6 to our interim consolidated financial statements for additional information regarding the credit quality of CIBC’s retail loan portfolio.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

We have also provided certain forms of relief to support our clients who are experiencing financial hardship as a result of the COVID-19 pandemic. See the “CIBC client relief programs in response to COVID-19” section below for further details.

CIBC client relief programs in response to COVID-19

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic.

For our personal banking clients impacted by the COVID-19 pandemic, the following client relief programs have been offered in the second and third quarters:

•

Credit cards: lower interest rate of 10.99% on certain products was offered, in addition to the option to defer credit card payments for up to three months with the lower interest rate also applying over the deferral period.

•	Residential mortgages: deferral of regular mortgage payments for up to six months.
•	Loans and lines of credit: deferral of regular payments on certain secured personal loans for up to six months and on certain other loans and lines of credit for up to two months.
•	Guaranteed investment certificates (GICs): on an exception basis, early withdrawal from eligible GICs.

For our corporate, commercial and business banking clients in Canada, the United States and other regions, client relief programs have also been offered on a case-by-case basis depending on the product and client including:

•	New credit facilities to provide additional access to funding;
•	Covenant relief to provide financial flexibility;
•	Principal and interest deferrals for loans, mortgages, lines of credit, authorized overdraft and credit cards;
•	Early withdrawal of funds held in non-registered GICs; and
•	Access to financial support through government programs.

On a case-by-case basis, with credit risk management approval, other unique modifications that met prudent standards could also be considered.

30	CIBC THIRD QUARTER 2020

During the third quarter of 2020, the number of clients seeking relief under these payment deferral programs was considerably lower relative to the prior quarter, which resulted in a reduction in the outstanding balances for those programs in which the deferral periods were three months or less. As of July 31, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was less than $10 million for credit cards in Canada (April 30, 2020: $1.8 billion); $33.3 billion for residential mortgages in Canada (April 30, 2020: $35.5 billion); $0.8 billion for personal loans in Canada (April 30, 2020: $2.3 billion); $1.4 billion for various consumer loans in the Caribbean (April 30, 2020: $1.3 billion); and $6.2 billion for business and government loans (April 30, 2020: $10.0 billion), including $2.4 billion in Canada (April 30, 2020: $8.6 billion), $1.6 billion in the United States (April 30, 2020: $0.9 billion) and $2.2 billion in the Caribbean (April 30, 2020: $0.5 billion).

Government lending programs in response to COVID-19

Since the second quarter of 2020, CIBC has been engaged in a number of government-initiated lending programs:

•	CEBA program;
•	Loan guarantee for small and medium-sized enterprises (EDC loan guarantee program);
•	Co-lending program for small and medium-sized enterprises (BDC co-lend program);
•	Mid-Market Financing Program;
•	U.S. Paycheck Protection Program (PPP); and
•	Main Street Lending Program (MSLP).

The CEBA program was launched in the second quarter of 2020 by the Government of Canada. The EDC funds all loans advanced under the CEBA program, including any payment defaults and principal forgiveness. The CEBA program was expanded during the current quarter to facilitate the application of the program to certain borrowers that would have not otherwise qualified.

The BCAP, which was introduced by the Government of Canada in the second quarter of 2020, includes two subprograms: i) the EDC loan guarantee program for small and medium-sized enterprises and ii) the BDC co-lending arrangement. Under the EDC loan guarantee program, EDC will guarantee 80% of qualifying term loans to small and medium-sized enterprises to help them meet their operating credit and cash flow requirements. Under the BDC co-lend program, BDC, as co-lender, finances 80% of the loans originated under this program, while CIBC finances the remaining 20%. The Mid-Market Financing Program, launched by the Government of Canada in the third quarter, provides commercial loans to medium-sized businesses whose credit needs exceed what is already available through the BCAP and other measures. Under the Mid-Market Financing Program, BDC finances 90% of the loans originated under this program, while CIBC and other participating banks, where applicable, finance the remaining 10%.

The PPP, introduced by the U.S. Small Business Administration, is a forgivable loan program. PPP loans are guaranteed by the U.S. Small Business Administration. The MSLP was established by the Federal Reserve and the Department of the Treasury in the U.S. to support small and medium-sized businesses that were unable to access the PPP or that require additional financial support after receiving a PPP loan. MSLP loans are full-recourse loans and are not forgivable.

As at July 31, 2020, $2.7 billion of loans to CIBC clients were provided under the CEBA program and were accounted for as off-balance sheet loans. For further details, refer to the “Off-balance sheet arrangements” section. As at July 31, 2020, funded loans outstanding on our interim consolidated balance sheet under the EDC loan guarantee and BDC co-lend programs were $0.1 billion, while funding for the Mid-Market Financing Program had not been initiated. In addition, US$1.9 billion of loans were made under the PPP as at July 31, 2020 and funding for the MSLP had not been initiated.

For further details regarding these programs, refer to Note 2 to our interim consolidated financial statements.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2020	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$28.3	26%	$80.0	74%	$10.4	100%	$28.3	24%	$90.4	76%
British Columbia and territories (4)	10.0	24	32.4	76	4.1	100	10.0	22	36.5	78
Alberta	13.4	53	12.0	47	2.4	100	13.4	48	14.4	52
Quebec	5.8	37	9.7	63	1.2	100	5.8	35	10.9	65
Central prairie provinces (5)	3.7	50	3.7	50	0.7	100	3.7	46	4.4	54
Atlantic provinces (6)	4.1	49	4.2	51	0.7	100	4.1	46	4.9	54
Canadian portfolio (7)(8)	65.3	32	142.0	68	19.5	100	65.3	29	161.5	71
U.S. portfolio (7)	–	–	2.0	100	0.1	100	–	–	2.1	100
Other international portfolio (7)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$65.3	31%	$146.4	69%	$19.6	100%	$65.3	28%	$166.0	72%
October 31, 2019	$66.2	32%	$139.1	68%	$21.3	100%	$66.2	29%	$160.4	71%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2020 and October 31, 2019.
(3)

Includes $13.5 billion (October 31, 2019: $14.1 billion) of insured residential mortgages, $51.9 billion (October 31, 2019: $49.0 billion) of uninsured residential mortgages, and $6.1 billion (October 31, 2019: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $4.4 billion (October 31, 2019: $4.6 billion) of insured residential mortgages, $22.5 billion (October 31, 2019: $22.1 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2019: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)

Includes $1.8 billion (October 31, 2019: $1.8 billion) of insured residential mortgages, $1.7 billion (October 31, 2019: $1.7 billion) of uninsured residential mortgages, and $0.4 billion (October 31, 2019: $0.4 billion) of HELOCs in Saskatchewan.

(6)

Includes $1.3 billion (October 31, 2019: $1.3 billion) of insured residential mortgages, $1.4 billion (October 31, 2019: $1.4 billion) of uninsured residential mortgages, and $0.2 billion (October 31, 2019: $0.2 billion) of HELOCs in the Newfoundland and Labrador.

(7)	Geographic location is based on the address of the property.
(8)

71% (October 31, 2019: 72%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

CIBC THIRD QUARTER 2020	31

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and nine months ended July 31, 2020 are provided in the following table.

	For the three months ended						For the nine months ended
	2020 Jul. 31		2020 Apr. 30		2019 Jul. 31		2020 Jul. 31		2019 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	68%	64%	67%	64%	67%	63%	68%	64%	67%
British Columbia and territories (3)	60	65	60	64	60	64	60	65	60	64
Alberta	67	72	69	73	69	72	68	72	68	71
Quebec	67	73	68	73	68	73	68	73	68	73
Central prairie provinces	68	75	69	74	70	75	69	74	69	73
Atlantic provinces	72	74	72	75	72	73	72	74	72	74
Canadian portfolio (4)	63%	69%	64%	68%	64%	68%	64%	68%	64%	67%
U.S. portfolio (4)	63%	64%	67%	68%	68%	73%	65%	65%	70%	64%
Other international portfolio (4)	62%	n/m	73%	n/m	73%	n/m	71%	n/m	72%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)

Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 62% (April 30, 2020: 62%; July 31, 2019: 62%) and 61% for the nine months ended July 31, 2020 (July 31, 2019: 62%).

(3)

Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 58% (April 30, 2020: 58%; July 31, 2019: 57%) and 57% for the nine months ended July 31, 2020 (July 31, 2019: 57%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2020 (1)(2)	55%	52%
October 31, 2019 (1)(2)	55%	54%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2020 and October 31, 2019 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2020 and September 30, 2019, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 47% (October 31, 2019: 50%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2019: 47%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2020	–%	–%	2%	7%	53%	38%	–%	–%
October 31, 2019	–%	1%	2%	6%	49%	42%	–%	–%
U.S. portfolio
July 31, 2020	–%	1%	1%	1%	8%	89%	–%	–%
October 31, 2019	–%	2%	2%	1%	9%	86%	–%	–%
Other international portfolio
July 31, 2020	10%	16%	23%	23%	18%	10%	–%	–%
October 31, 2019	9%	16%	23%	23%	17%	12%	–%	–%

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2020	2%	4%	7%	18%	44%	25%	–%	–%
October 31, 2019	2%	4%	6%	13%	40%	30%	3%	2%
U.S. portfolio
July 31, 2020	1%	4%	8%	10%	9%	68%	–%	–%
October 31, 2019	1%	4%	11%	10%	13%	61%	–%	–%
Other international portfolio
July 31, 2020	7%	13%	23%	24%	18%	14%	1%	–%
October 31, 2019	7%	13%	23%	24%	18%	14%	1%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2020, our Canadian condominium mortgages were $27.1 billion (October 31, 2019: $25.2 billion) of which 31% (October 31, 2019: 33%) were insured. Our drawn developer loans were $1.2 billion (October 31, 2019: $1.3 billion) or 0.8% (October 31, 2019: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.3 billion (October 31, 2019: $4.0 billion). The condominium developer exposure is diversified across 103 projects.

32	CIBC THIRD QUARTER 2020

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

On February 18, 2020, the Department of Finance Canada announced a new benchmark rate that will replace the Bank of Canada’s five-year benchmark posted mortgage rate for determining whether borrowers qualify for insured mortgages. On the same date, OSFI announced that it was seeking comments on adopting the same methodology for uninsured mortgages. The new benchmark rate for insured mortgage qualifications will be based on an average of actual mortgage rates for insured mortgages plus 2% and was to come into effect on April 6, 2020. This change as well as OSFI’s consultation on its proposal to adopt the same methodology for uninsured mortgages have been postponed until further notice due to COVID-19 (see the “Regulatory developments arising from the COVID-19 pandemic” section for additional details). CIBC will continue to closely monitor these developments.

Trading credit exposure

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements included in our 2019 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2020 Jul. 31		2019 Oct. 31
	Exposure (1)
Investment grade	$8.48	78.2%	$5.40	82.4%
Non-investment grade	2.29	21.1	1.12	17.1
Watch list	0.06	0.6	0.02	0.3
Default	0.02	0.1	0.01	0.2
	$10.85	100.0%	$6.55	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Trading credit exposures increased $4.3 billion or 66% from October 31, 2019 due to the impact of market volatility arising from the COVID-19 pandemic, consistent with the increase in total derivative assets on our interim consolidated balance sheet (see the “Financial condition” section).

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2020 Jul. 31			2020 Apr. 30			2019 Jul. 31			2020 Jul. 31			2019 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,144	$1,088	$2,232	$907	$995	$1,902	$1,135	$908	$2,043	$911	$955	$1,866	$621	$859	$1,480
Classified as impaired during the period	468	493	961	316	558	874	208	516	724	928	1,576	2,504	987	1,498	2,485
Transferred to performing during the period	(33)	(121)	(154)	(10)	(94)	(104)	(8)	(105)	(113)	(53)	(320)	(373)	(58)	(297)	(355)
Net repayments	(69)	(139)	(208)	(79)	(155)	(234)	(60)	(169)	(229)	(248)	(446)	(694)	(179)	(451)	(630)
Amounts written off	(47)	(172)	(219)	(16)	(228)	(244)	(57)	(230)	(287)	(103)	(629)	(732)	(155)	(693)	(848)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	(331)	–	(331)	–	–	–	(347)	–	(347)
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(20)	(9)	(29)	26	12	38	(7)	(3)	(10)	8	4	12	11	1	12
Balance at end of period	$1,443	$1,140	$2,583	$1,144	$1,088	$2,232	$880	$917	$1,797	$1,443	$1,140	$2,583	$880	$917	$1,797
Allowance for credit losses – impaired loans
Balance at beginning of period	$519	$288	$807	$391	$267	$658	$283	$265	$548	$376	$268	$644	$230	$252	$482
Amounts written off	(47)	(172)	(219)	(16)	(228)	(244)	(57)	(230)	(287)	(103)	(629)	(732)	(155)	(693)	(848)
Recoveries of amounts written off in previous periods	2	46	48	3	42	45	4	44	48	8	137	145	10	136	146
Charge to income statement (1)	159	141	300	134	209	343	79	191	270	351	536	887	232	583	815
Interest accrued on impaired loans	(6)	(6)	(12)	(3)	(6)	(9)	(4)	(4)	(8)	(14)	(18)	(32)	(13)	(12)	(25)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(15)	(1)	(16)	10	4	14	(8)	(2)	(10)	(6)	2	(4)	(7)	(2)	(9)
Balance at end of period	$612	$296	$908	$519	$288	$807	$297	$264	$561	$612	$296	$908	$297	$264	$561
Net impaired loans (2)
Balance at beginning of period	$625	$800	$1,425	$516	$728	$1,244	$852	$643	$1,495	$535	$687	$1,222	$391	$607	$998
Net change in gross impaired	299	52	351	237	93	330	(255)	9	(246)	532	185	717	259	58	317
Net change in allowance	(93)	(8)	(101)	(128)	(21)	(149)	(14)	1	(13)	(236)	(28)	(264)	(67)	(12)	(79)
Balance at end of period	$831	$844	$1,675	$625	$800	$1,425	$583	$653	$1,236	$831	$844	$1,675	$583	$653	$1,236
Net impaired loans as a percentage of net loans and acceptances			0.40%			0.34%			0.31%			0.40%			0.31%
(1)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

CIBC THIRD QUARTER 2020	33

Gross impaired loans

As at July 31, 2020, gross impaired loans were $2,583 million, up $786 million from the same quarter last year, primarily due to increases in the oil and gas, retail and wholesale, and business services sectors, and an increase in the Canadian residential mortgages portfolio.

Gross impaired loans were up $351 million from the prior quarter, primarily due to increases in the oil and gas, retail and wholesale, and business services sectors, and an increase in the Canadian residential mortgages portfolio.

63% of gross impaired loans related to Canada, of which the residential mortgages portfolio, retail and wholesale sector, and personal lending portfolio accounted for the majority.

25% of gross impaired loans related to the U.S., of which the oil and gas, business services, and real estate and construction sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages portfolio, real estate and construction sector, and personal lending portfolio accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $908 million, up $347 million from the same quarter last year, primarily due to increases in the retail and wholesale, oil and gas, and business services sectors.

Allowance for credit losses on impaired loans was up $101 million from the prior quarter, primarily due to increases in the oil and gas, retail and wholesale, and business services sectors.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 65% are investment grade as at July 31, 2020 based on our internal risk rating, which incorporates security pledged (equivalent to Standard & Poor’s (S&P)/Moody’s Investors Service, Inc. (Moody’s) rating of BBB-/Baa3 or higher).

$ millions, as at July 31, 2020	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total (1)
Exploration and production	$5,463	$2,810	$384	$853	$9,510
Midstream	2,199	3,079	57	462	5,797
Integrated	382	1,402	410	709	2,903
Petroleum distribution	1,154	630	60	127	1,971
Oil and gas services	372	421	87	4	884
Downstream	422	279	31	1	733
	$9,992	$8,621	$1,029	$2,156	$21,798
October 31, 2019	$9,048	$8,606	$913	$3,246	$21,813
(1)	Oil and gas exposures under the standardized approach are not significant.

In addition, we have $39.8 billion (October 31, 2019: $39.9 billion) of retail exposure in the provinces of Alberta, Saskatchewan, and Newfoundland and Labrador, which together are responsible for the vast majority of Canada’s oil production.

34	CIBC THIRD QUARTER 2020

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 43% (October 31, 2019: 45%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2020	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$694	$308	$1,002	$–	$–	$–	$–	$5	$–	$5	$1,007
Finland	51	–	400	451	130	–	130	–	–	9	9	590
France	45	80	175	300	268	50	318	–	3	7	10	628
Germany	465	1,107	562	2,134	197	109	306	26	85	36	147	2,587
Ireland	258	–	154	412	8	34	42	13	–	131	144	598
Luxembourg	127	–	1,544	1,671	101	41	142	14	–	78	92	1,905
Netherlands	432	445	135	1,012	117	154	271	56	–	–	56	1,339
Norway	250	382	35	667	600	–	600	–	–	–	–	1,267
Spain	1	–	17	18	–	24	24	–	–	3	3	45
Sweden	352	770	105	1,227	179	–	179	23	–	–	23	1,429
Switzerland	251	–	48	299	26	–	26	14	–	113	127	452
United Kingdom	2,233	722	1,211	4,166	2,970	306	3,276	717	4	411	1,132	8,574
Other European countries	68	33	132	233	32	93	125	–	56	5	61	419
Total Europe	$4,533	$4,233	$4,826	$13,592	$4,628	$811	$5,439	$863	$153	$793	$1,809	$20,840
October 31, 2019	$3,033	$3,781	$5,320	$12,134	$5,235	$580	$5,815	$789	$116	$462	$1,367	$19,316
(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $2.4 billion (October 31, 2019: $1.0 billion), collateral on repo-style transactions was $22.1 billion (October 31, 2019: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $846 million (October 31, 2019: $589 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives transactions and securities borrowing and lending activity from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 60 of our 2019 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at July 31, 2020, the portfolio of permanent financing exposures was $278 million (October 31, 2019: $114 million).

CIBC THIRD QUARTER 2020	35

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2020 Jul. 31					2019 Oct. 31
		Subject to market risk (1)					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$49,371	$–		$2,434	$46,937	$3,840	$–		$1,711	$2,129	Foreign exchange
Interest-bearing deposits with banks	19,051	23		19,028	–	13,519	641		12,878	–	Interest rate
Securities	144,344	42,747		101,597	–	121,310	42,403		78,907	–	Equity, interest rate
Cash collateral on securities borrowed	7,212	–		7,212	–	3,664	–		3,664	–	Interest rate
Securities purchased under resale agreements	54,848	–		54,848	–	56,111	–		56,111	–	Interest rate
Loans
Residential mortgages	216,469	–		216,469	–	208,652	–		208,652	–	Interest rate
Personal	41,723	–		41,723	–	43,651	–		43,651	–	Interest rate
Credit card	11,427	–		11,427	–	12,755	–		12,755	–	Interest rate
Business and government	138,496	21,706	(2)	116,790	–	125,798	20,226	(2)	105,572	–	Interest rate
Allowance for credit losses	(3,347)	–		(3,347)	–	(1,915)	–		(1,915)	–	Interest rate
Derivative instruments	43,476	41,600		1,876	–	23,895	22,610		1,285	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,689	–		9,689	–	9,167	–		9,167	–	Interest rate
Other assets	35,786	4,216		21,703	9,867	31,157	1,957		17,985	11,215	Interest rate, equity, foreign exchange
	$768,545	$110,292		$601,449	$56,804	$651,604	$87,837		$550,423	$13,344
Deposits	$566,135	$437	(3)	$508,502	$57,196	$485,712	$44	(3)	$437,634	$48,034	Interest rate
Obligations related to securities sold short	16,226	14,360		1,866	–	15,635	14,721		914	–	Interest rate
Cash collateral on securities lent	1,564	–		1,564	–	1,822	–		1,822	–	Interest rate
Obligations related to securities sold under repurchase agreements	64,975	–		64,975	–	51,801	–		51,801	–	Interest rate
Derivative instruments	42,875	41,331		1,544	–	25,113	23,679		1,434	–	Interest rate, foreign exchange
Acceptances	9,802	–		9,802	–	9,188	–		9,188	–	Interest rate
Other liabilities	21,047	2,747		10,778	7,522	19,069	2,096		8,111	8,862	Interest rate
Subordinated indebtedness	5,822	–		5,822	–	4,684	–		4,684	–	Interest rate
	$728,446	$ 58,875		$ 604,853	$ 64,718	$613,024	$40,540		$515,588	$56,896
(1)

FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded, beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements – Regulatory developments arising from the COVID-19 pandemic” section for further details).

(2)	Excludes $297 million (October 31, 2019: $115 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended July 31, 2020 was down $3.1 million from the prior quarter, driven primarily by an increase in diversification benefit and decreases in equity risk. The decrease was partially offset by increases in credit spread, interest rate, commodity and debt specific risks.

Average stressed total VaR for the three months ended July 31, 2020 was down $4.9 million from the prior quarter, driven by decreases in equity, debt specific, interest rate and commodity risks, partially offset by increases in credit spread and foreign exchange risks. Positioning in the trading book is the primary cause of the decrease in risk. During this quarter, our stressed VaR window shifted to capture shocks between May 14, 2019 to May 11, 2020 which includes the recent COVID-19 market impacts. This recent period exhibited increased volatility in most asset classes, particularly equities, crude oil and credit spreads along with a decline in the level of interest rates.

Average IRC for the three months ended July 31, 2020 was down $56.9 million from the prior quarter, partially due to a decrease in fixed income trading inventory.

36	CIBC THIRD QUARTER 2020

VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the nine months ended
$ millions				2020 Jul. 31		2020 Apr. 30		2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$10.6	$4.6	$6.3	$6.1	$7.4	$5.3	$6.2	$5.2	$6.0	$4.5
Credit spread risk	10.9	4.4	4.4	7.5	8.7	6.4	1.6	1.2	5.3	1.3
Equity risk	6.3	2.7	4.4	4.4	4.7	5.0	2.3	3.0	3.9	3.2
Foreign exchange risk	7.0	0.6	2.5	1.4	1.7	1.4	3.4	2.5	1.8	1.8
Commodity risk	7.8	1.8	4.1	3.4	7.9	2.6	3.2	2.9	3.0	2.1
Debt specific risk	3.3	2.2	2.5	2.6	2.5	2.2	1.9	1.8	2.3	1.7
Diversification effect (1)	n/m	n/m	(16.4)	(16.6)	(19.8)	(11.0)	(13.3)	(10.9)	(13.5)	(9.2)
Total VaR (one-day measure)	$14.9	$5.8	$7.8	$8.8	$13.1	$11.9	$5.3	$5.7	$8.8	$5.4
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the nine months ended
$ millions				2020 Jul. 31		2020 Apr. 30		2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$28.3	$8.8	$16.7	$16.3	$18.2	$17.7	$14.4	$19.4	$20.6	$17.9
Credit spread risk	22.6	7.4	10.8	14.8	9.2	10.1	9.9	12.0	11.7	13.0
Equity risk	7.9	1.2	5.5	3.6	3.7	7.2	3.1	3.4	4.3	3.8
Foreign exchange risk	20.1	1.6	9.0	7.0	11.8	6.7	7.2	13.5	8.2	10.4
Commodity risk	6.2	2.9	3.6	3.8	3.6	4.4	6.6	5.6	4.9	3.7
Debt specific risk	5.4	1.6	4.4	3.3	4.6	5.4	5.5	5.0	4.6	5.5
Diversification effect (1)	n/m	n/m	(38.1)	(32.0)	(28.8)	(29.8)	(33.4)	(42.1)	(35.2)	(38.9)
Stressed total VaR (one-day measure)	$29.1	$9.8	$11.9	$16.8	$22.3	$21.7	$13.3	$16.8	$19.1	$15.4
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

						As at or for the three months ended			As at or for the nine months ended

$ millions				2020 Jul. 31		2020 Apr. 30		2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$128.4	$94.2	$103.2	$107.9	$128.9	$146.9	$203.5	$191.1	$137.1	$193.3
Migration risk	84.7	49.0	53.1	64.4	79.7	82.3	95.0	93.0	72.3	73.3
IRC (one-year measure) (1)	$207.6	$143.4	$156.3	$172.3	$208.6	$229.2	$298.5	$284.1	$209.4	$266.6
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

CIBC THIRD QUARTER 2020	37

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $23.8 million occurred on May 27, 2020, and it was attributed to the business within our global markets line of business, notably in interest rate and commodity derivatives. Average daily trading revenue (TEB) was $7.8 million during the quarter, and the average daily TEB was $0.8 million. The large VaR increases in March and April 2020 were a result of market volatility due to the COVID-19 pandemic.

Trading revenue (TEB)(1) versus VaR(2)

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)

FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded, beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements – Regulatory developments arising from the COVID-19 pandemic” section for further details).

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase and 25 basis point decrease in all interest rates. An immediate and sustained shock of 100 basis points is typically applied. However, notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. at the end of the quarter, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero. Prior period amounts have been revised to reflect the impact of a 25 basis point decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at	2020 Jul. 31		2020 Apr. 30		2019 Jul. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$316	$47	$296	$47	$191	$35
Increase (decrease) in present value of shareholders’ equity	(571)	(337)	(579)	(257)	(515)	(267)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(89)	(24)	(92)	(70)	(60)	(14)
Increase (decrease) in present value of shareholders’ equity	79	13	107	(12)	108	28
(1)	Includes CAD and other currency exposures.

38	CIBC THIRD QUARTER 2020

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2020	Cash and deposits with banks	$68,422	$–	$68,422	$134	$68,288
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	107,001	85,693	192,694	106,514	86,180
	Other debt securities	5,653	3,543	9,196	2,063	7,133
	Equities	26,579	17,129	43,708	24,033	19,675
	Canadian government guaranteed National Housing Act mortgage-backed securities	43,635	488	44,123	12,674	31,449
	Other liquid assets (2)	15,092	1,577	16,669	8,487	8,182
		$266,382	$108,430	$374,812	$153,905	$220,907
2019	Cash and deposits with banks	$17,359	$–	$17,359	$784	$16,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	85,881	86,205	172,086	100,203	71,883
	Other debt securities	4,928	3,139	8,067	1,838	6,229
	Equities	26,441	15,766	42,207	23,623	18,584
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,378	876	42,254	11,627	30,627
	Other liquid assets (2)	11,196	463	11,659	6,864	4,795
		$187,183	$106,449	$293,632	$144,939	$148,693
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2020 Jul. 31	2019 Oct. 31
CIBC (parent)	$165,671	$108,878
Domestic subsidiaries	9,297	8,588
Foreign subsidiaries	45,939	31,227
	$220,907	$148,693

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $72.2 billion since October 31, 2019, primarily due to investments in liquid assets from funding proceeds, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

CIBC THIRD QUARTER 2020	39

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in cleaning and settlement systems and other collateral management purposes.

The following table provides a summary of our on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2020	Cash and deposits with banks	$–	$134	$68,288	$–	$68,422
Jul. 31	Securities	126,209	1,001	120,888	–	248,098
	Loans, net of allowance (3)	7,971	43,435	37,091	316,271	404,768
	Other assets	8,407	–	3,546	76,998	88,951
		$142,587	$44,570	$229,813	$393,269	$810,239
2019	Cash and deposits with banks	$–	$784	$16,575	$–	$17,359
Oct. 31	Securities	121,349	283	102,867	–	224,499
	Loans, net of allowance (3)	2,000	40,204	35,073	310,688	387,965
	Other assets	6,186	–	1,815	56,218	64,219
		$129,535	$41,271	$156,330	$366,906	$694,042
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guideline, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total HQLA	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

40	CIBC THIRD QUARTER 2020

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended July 31, 2020		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$177,967
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$185,702	15,242
3	Stable deposits	64,279	1,928
4	Less stable deposits	121,423	13,314
5	Unsecured wholesale funding, of which:	175,072	86,833
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	54,720	13,143
7	Non-operational deposits (all counterparties)	98,073	51,411
8	Unsecured debt	22,279	22,279
9	Secured wholesale funding	n/a	3,485
10	Additional requirements, of which:	118,221	28,015
11	Outflows related to derivative exposures and other collateral requirements	19,110	8,459
12	Outflows related to loss of funding on debt products	4,147	4,147
13	Credit and liquidity facilities	94,964	15,409
14	Other contractual funding obligations	3,042	3,042
15	Other contingent funding obligations	308,078	5,866
16	Total cash outflows	n/a	142,483
Cash inflows
17	Secured lending (e.g. reverse repos)	71,516	8,399
18	Inflows from fully performing exposures	22,912	10,106
19	Other cash inflows	5,425	5,425
20	Total cash inflows	$99,853	$23,930
			Total adjusted value
21	Total HQLA	n/a	$177,967
22	Total net cash outflows	n/a	$118,553
23	LCR	n/a	150%
$ millions, average of the three months ended April 30, 2020			Total adjusted value
24	Total HQLA	n/a	$137,868
25	Total net cash outflows	n/a	$105,569
26	LCR	n/a	131%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at July 31, 2020 increased to 150% from 131% in the prior quarter, as increases in funding proceeds were invested in HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

CIBC THIRD QUARTER 2020	41

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at July 31, 2020	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$5,275	$842	$273	$295	$6,685	$–	$–	$6,685
Certificates of deposit and commercial paper	12,067	19,028	8,884	13,535	53,514	2,821	–	56,335
Bearer deposit notes and bankers’ acceptances	1,496	809	1,948	105	4,358	–	–	4,358
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	351	3,770	4,310	5,849	14,280	7,939	26,413	48,632
Senior unsecured structured notes	–	251	–	33	284	31	–	315
Covered bonds/asset-backed securities
Mortgage securitization	–	353	1,162	2,107	3,622	2,552	12,150	18,324
Covered bonds	–	–	670	2,781	3,451	6,610	9,845	19,906
Cards securitization	–	800	–	856	1,656	–	807	2,463
Subordinated liabilities	–	–	–	–	–	–	5,822	5,822
Other	–	–	–	–	–	277	9	286
	$19,189	$25,853	$17,247	$25,561	$87,850	$20,230	$55,046	$163,126
Of which:
Secured	$–	$1,153	$1,832	$5,744	$8,729	$9,162	$22,802	$40,693
Unsecured	19,189	24,700	15,415	19,817	79,121	11,068	32,244	122,433
	$19,189	$25,853	$17,247	$25,561	$87,850	$20,230	$55,046	$163,126
October 31, 2019	$12,037	$14,736	$25,065	$27,679	$79,517	$17,163	$51,113	$147,793
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at		2020 Jul. 31		2019 Oct. 31
CAD	$52.6	32%	$49.2	33%
USD	82.4	51	73.0	50
Other	28.1	17	25.6	17
	$163.1	100%	$147.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On April 3, 2020, Fitch revised the rating outlook for seven Canadian banks, including CIBC, from stable to negative due to the disruption to economic activity and financial markets from the COVID-19 pandemic.

Our credit ratings are summarized in the following table:

As at July 31, 2020	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Negative	Stable	Stable
(1)

DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR guideline.
n/a	Not applicable.

42	CIBC THIRD QUARTER 2020

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2020 Jul. 31	2019 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3

Regulatory developments concerning liquidity

In April 2019, OSFI issued final net stable funding ratio (NSFR) guidelines following industry and public consultation, clarifying details of the NSFR implementation and its application to the Canadian financial sector. Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR guideline, the NSFR standard aims to promote long-term resilience of the financial sector by ensuring banks maintain a sustainable funding structure appropriate to the composition of their assets and off-balance sheet activities. D-SIBs were required to comply with the final NSFR guidelines beginning January 2020. In April 2019, OSFI also issued “Net Stable Funding Ratio Disclosure Requirements”, which requires public disclosures to be produced beginning in the first quarter of 2021. Consistent with the requirements, we submit the NSFR on a quarterly basis to OSFI and to the BCBS twice annually.

In December 2019, OSFI issued revisions to “Guideline B-6 – Liquidity Principles” for implementation on January 1, 2020. The guideline sets out the principles that provide the framework within which OSFI assesses the content and effectiveness of institutions’ management of liquidity risk. The changes aim to ensure that the guideline remains current and relevant and to provide additional clarity on OSFI’s expectations regarding institutions’ liquidity risk management practices. CIBC maintains a liquidity management framework that is periodically assessed to ensure it aligns with the bank’s risk appetite as well as the prudential standards outlined in the guideline.

Developments related to the COVID-19 pandemic

As a result of economic instability caused by the COVID-19 pandemic, global central banks and government agencies instituted a series of measures to support the continuous functioning of financial markets through the provision of liquidity. The Bank of Canada introduced the BAPF, the expansion of asset buyback programs, and increases in the size, frequency and collateral eligibility of term repo operations.

Furthermore, as part of the Government of Canada’s COVID-19 Economic Response Plan, the Insured Mortgage Purchase Program (IMPP) was revised to purchase up to $150 billion of insured mortgage pools through the CMHC.

In addition, the Bank of Canada introduced the Standing Term Liquidity Facility (STLF), a permanent program that complements existing tools to provide liquidity and enhance the resilience of the Canadian financial system.

Participation in these programs, as and when appropriate, complements CIBC’s liquidity and funding strategy, which includes the objective of maintaining the strength and soundness of our consolidated balance sheet. CIBC remains well-positioned to meet cash flow expectations and the needs of our clients throughout the COVID-19 pandemic.

Please refer to the “Regulatory developments arising from the COVID-19 pandemic” section for additional details on announcements made by OSFI and the BCBS in response to changes in market conditions arising from the COVID-19 pandemic.

CIBC THIRD QUARTER 2020	43

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$49,371	$–	$–	$–	$–	$–	$–	$–	$–	$49,371
Interest-bearing deposits with banks	19,051	–	–	–	–	–	–	–	–	19,051
Securities	2,943	5,468	3,713	4,963	4,867	16,659	43,531	33,626	28,574	144,344
Cash collateral on securities borrowed	7,212	–	–	–	–	–	–	–	–	7,212
Securities purchased under resale agreements	29,203	12,924	7,782	3,179	1,760	–	–	–	–	54,848
Loans
Residential mortgages	2,774	5,570	9,726	9,055	12,599	46,805	120,747	8,415	778	216,469
Personal	730	724	958	1,200	1,291	474	2,978	3,062	30,306	41,723
Credit card	240	480	720	720	719	2,880	5,668	–	–	11,427
Business and government	14,849	4,190	6,169	7,186	8,027	24,861	47,328	16,997	8,889	138,496
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,347)	(3,347)
Derivative instruments	4,521	5,323	4,379	2,132	1,871	3,999	7,663	13,588	–	43,476
Customers’ liability under acceptances	8,611	1,034	19	14	11	–	–	–	–	9,689
Other assets	–	–	–	–	–	–	–	–	35,786	35,786
	$139,505	$35,713	$33,466	$28,449	$31,145	$95,678	$227,915	$75,688	$100,986	$768,545
October 31, 2019	$86,873	$37,026	$27,740	$26,478	$23,115	$78,483	$201,231	$59,883	$110,775	$651,604
Liabilities
Deposits (2)	$33,403	$38,535	$33,653	$30,409	$36,590	$30,369	$54,353	$10,929	$297,894	$566,135
Obligations related to securities sold short	16,226	–	–	–	–	–	–	–	–	16,226
Cash collateral on securities lent	1,564	–	–	–	–	–	–	–	–	1,564
Obligations related to securities sold under repurchase agreements	34,187	9,361	2,068	17,433	–	1,926	–	–	–	64,975
Derivative instruments	5,618	6,170	4,777	2,400	2,171	4,270	6,584	10,885	–	42,875
Acceptances	8,724	1,034	19	14	11	–	–	–	–	9,802
Other liabilities	22	46	67	67	67	260	600	432	19,486	21,047
Subordinated indebtedness	–	–	–	–	–	–	–	5,822	–	5,822
Equity	–	–	–	–	–	–	–	–	40,099	40,099
	$99,744	$55,146	$40,584	$50,323	$38,839	$36,825	$61,537	$28,068	$357,479	$768,545
October 31, 2019	$88,803	$43,539	$44,607	$33,034	$26,078	$31,643	$54,407	$22,781	$306,712	$651,604
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)

Comprises $197.4 billion (October 31, 2019: $178.1 billion) of personal deposits; $352.3 billion (October 31, 2019: $296.4 billion) of business and government deposits and secured borrowings; and $16.4 billion (October 31, 2019: $11.2 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,085	$7,933	$2,708	$5,330	$4,974	$16,687	$49,954	$1,878	$171,779	$262,328
Securities lending (2)	36,894	2,669	2,866	–	–	–	–	–	–	42,429
Standby and performance letters of credit	2,306	1,620	3,302	2,094	3,341	607	689	46	–	14,005
Backstop liquidity facilities	–	10	10,444	266	895	1,044	16	–	–	12,675
Documentary and commercial letters of credit	58	53	43	4	2	–	10	–	–	170
Other	2,106	–	–	–	–	–	–	–	–	2,106
	$42,449	$12,285	$19,363	$7,694	$9,212	$18,338	$50,669	$1,924	$171,779	$333,713
October 31, 2019	$42,113	$21,669	$9,059	$8,063	$5,825	$14,784	$50,210	$2,979	$158,076	$312,778
(1)	Includes $129.7 billion (October 31, 2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.6 billion (October 31, 2019: $1.8 billion) for cash because it is reported on the interim consolidated balance sheet.

44	CIBC THIRD QUARTER 2020

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2020 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$93	$251	$178	$158	$169	$471	$665	$212	$2,197
Future lease commitments	–	–	4	9	10	48	157	1,256	1,484
Investment commitments	–	2	4	–	2	1	8	206	223
Underwriting commitments	101	–	–	–	–	–	–	–	101
Pension contributions (3)	–	–	–	–	–	–	–	–	–
	$194	$253	$186	$167	$181	$520	$830	$1,674	$4,005
October 31, 2019	$222	$335	$399	$365	$344	$981	$1,882	$3,582	$8,110
(1)

Effective November 1, 2019, this table excludes operating lease obligations that are accounted for under IFRS 16, which resulted in on-balance recognition for most operating lease commitments. Lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset, continue to be recognized in this table. Following our adoption of IFRS 16, this table also excludes operating and tax expenses relating to lease commitments. For further details about our transition to IFRS 16, see Note 1 to our interim consolidated financial statements.

(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period ending October 31, 2020 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 74 to 77 of our 2019 Annual Report.

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2019 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019, except that CIBC adopted IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” (IFRIC 23) and early adopted “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the “IBOR Amendments”) effective November 1, 2019.

The financial accounting impact of IFRS 16 is described in Note 1 to our interim consolidated financial statements. Our adoption of IFRS 16 also reduced our CET1 ratio by 2 basis points at transition (see the “Capital management – Regulatory capital” section).

There was no impact from the adoption of IFRIC 23.

The early adoption of the IBOR Amendments as discussed under “Other regulatory developments” below required us to provide additional disclosure in Note 1 to our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 78 to 83 of our 2019 Annual Report could have a material impact on our financial results. As discussed in the “Significant events” section, the COVID-19 pandemic and the restrictions imposed by government bodies around the world to limit its spread, including the closure of non-essential businesses and other social distancing measures, have disrupted the global economy, resulted in declines and volatility in financial markets, and negatively impacted the expectation for the financial performance of businesses around the world. Although the third quarter of 2020 has seen a resumption in activity in certain sectors as a result of the easing of social distancing measures, the economy continues to operate below pre-pandemic levels. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to impairment of financial assets, determining the fair value of financial instruments, and asset impairment. Updates to these sections have therefore been provided to consider the impact of the COVID-19 pandemic. No other significant changes have occurred with respect to our critical accounting estimates since our 2019 Annual Report.

Impairment of financial assets

The ECL impairment requirements of IFRS 9 “Financial Instruments” (IFRS 9) require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in respect of all of these elements. See Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of the COVID-19 pandemic.

CIBC THIRD QUARTER 2020	45

Determination of fair value of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. The COVID-19 pandemic has increased market volatility and has negatively impacted the trading levels of certain financial instruments. As a result and as part of our process to determine the fair value of financial instruments, since the onset of the pandemic, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments. While there has been an improvement in conditions and price discovery in the third quarter of 2020 relative to the onset of the COVID-19 pandemic in the second quarter of 2020, including the narrowing of credit and funding spreads, the related valuation adjustments have not decreased to pre-COVID-19 levels.

As at July 31, 2020, the total valuation adjustments related to financial instruments carried at fair value on our interim consolidated balance sheet was $391 million (October 31, 2019: $260 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

For further details of the valuation of our financial assets and liabilities, see Note 3 to our interim consolidated financial statements.

Asset impairment

As at July 31, 2020 we had goodwill of $5,497 million (October 31, 2019: $5,449 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and valuation multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

Given the disruption in economic and market activities caused by the COVID-19 pandemic, we assessed whether there were indicators that goodwill may be impaired. This assessment required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the closure of non-essential businesses and other social distancing measures will continue easing during the remainder of 2020 and 2021 followed by a period of economic recovery before a return to more normal levels of economic growth. As discussed in Note 4 to our interim consolidated financial statements, in the second quarter of 2020 we recognized a goodwill impairment charge of $28 million on our CIBC FirstCaribbean CGU. We concluded that there were no indicators of impairment for our CGUs as at July 31, 2020. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to reductions in the recoverable amounts of our CGUs, which in turn may result in an impairment charge.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 31 to the consolidated financial statements included in our 2019 Annual Report.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark.

A significant number of CIBC’s derivatives, lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond December 2021. CIBC also holds securities that reference interbank offered rates.

In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”) that is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to assess the impact across all of our products and to manage the process through transition. A comprehensive initial impact assessment of contracts that reference various interbank offered rates has been completed to develop an enterprise-wide project plan to support the Program. Key features of this plan include:

•	Development of detailed business-level remediation plans for affected contracts, processes and systems;
•	An enterprise-wide communication strategy, which includes both external and internal stakeholders; and
•	Formalization of an enterprise-wide exposure management process.

An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program, including:

•	Ensuring key project milestones are met;
•	Providing direction and guidance on a holistic basis;
•	Reviewing and resolving key issues and risks; and
•	Ensuring that our transition strategies and any transition actions remain consistent with CIBC’s overall strategy, risk appetite, and control framework.

The Program provides regular updates to senior management, including the Executive Committee.

46	CIBC THIRD QUARTER 2020

Current and future accounting policy changes relating to interest rate benchmark reform

The IASB is addressing the interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, and the second phase focuses on potential issues that might affect financial reporting once the existing rate is replaced with an alternative rate. In September 2019, the IASB finalized phase one through the issuance of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides specific disclosure requirements for the affected hedging relationships.

As permitted under IFRS 9, we previously elected to continue to apply the hedge accounting requirements of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and as a result, only the amendments to IAS 39 and IFRS 7 “Financial Instruments: Disclosures” apply to us. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2020. We elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase related to IBOR reform. This required us to provide additional disclosure related to hedging derivatives that might be impacted by IBOR reform, which can be found in Note 1 to our interim consolidated financial statements.

In April 2020, the IASB issued an exposure draft related to the second phase of the project.

CIBC continues to actively engage with the industry through various working groups to ensure alignment with market developments in relevant jurisdictions, and will continue to monitor developments in this area including accounting developments intended to address interest rate benchmark reform.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2020 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2019. For additional information, refer to pages 85 and 181 of our 2019 Annual Report.

CIBC THIRD QUARTER 2020	47

Interim consolidated financial statements

(Unaudited)

Contents

49	Consolidated balance sheet

50	Consolidated statement of income

51	Consolidated statement of comprehensive income

52	Consolidated statement of changes in equity

53	Consolidated statement of cash flows

54	Notes to the interim consolidated financial statements

54	Note 1	–	Changes in accounting policies

56	Note 2	–	Impact of COVID-19

58	Note 3	–	Fair value measurement

62	Note 4	–	Significant transactions

63	Note 5	–	Securities

65	Note 6	–	Loans

74	Note 7	–	Deposits

74	Note 8	–	Subordinated indebtedness

74	Note 9	–	Share capital

75	Note 10	–	Post-employment benefits

76	Note 11	–	Income taxes

76	Note 12	–	Earnings per share

77	Note 13	–	Contingent liabilities and provisions

78	Note 14	–	Interest income and expense

78	Note 15	–	Segmented information

48	CIBC THIRD QUARTER 2020

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2020 Jul. 31	2019 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$49,371	$3,840
Interest-bearing deposits with banks	19,051	13,519
Securities (Note 5)	144,344	121,310
Cash collateral on securities borrowed	7,212	3,664
Securities purchased under resale agreements	54,848	56,111
Loans (Note 6)
Residential mortgages	216,469	208,652
Personal	41,723	43,651
Credit card	11,427	12,755
Business and government	138,496	125,798
Allowance for credit losses	(3,347)	(1,915)
	404,768	388,941
Other
Derivative instruments	43,476	23,895
Customers’ liability under acceptances	9,689	9,167
Land, buildings and equipment	3,023	1,813
Goodwill	5,497	5,449
Software and other intangible assets	1,948	1,969
Investments in equity-accounted associates and joint ventures	642	586
Deferred tax assets	672	517
Other assets	24,004	20,823
	88,951	64,219
	$768,545	$651,604
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$197,409	$178,091
Business and government	311,628	257,502
Bank	16,405	11,224
Secured borrowings	40,693	38,895
	566,135	485,712
Obligations related to securities sold short	16,226	15,635
Cash collateral on securities lent	1,564	1,822
Obligations related to securities sold under repurchase agreements	64,975	51,801
Other
Derivative instruments	42,875	25,113
Acceptances	9,802	9,188
Deferred tax liabilities	34	38
Other liabilities	21,013	19,031
	73,724	53,370
Subordinated indebtedness	5,822	4,684
Equity
Preferred shares (Note 9)	2,825	2,825
Common shares (Note 9)	13,800	13,591
Contributed surplus	122	125
Retained earnings	21,726	20,972
Accumulated other comprehensive income (AOCI)	1,447	881
Total shareholders’ equity	39,920	38,394
Non-controlling interests	179	186
Total equity	40,099	38,580
	$768,545	$651,604

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2020	49

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Interest income (Note 14) (1)
Loans	$3,120	$3,658	$4,069	$10,764	$11,957
Securities	568	698	720	1,996	2,072
Securities borrowed or purchased under resale agreements	113	278	378	755	1,099
Deposits with banks	37	68	104	207	292
	3,838	4,702	5,271	13,722	15,420
Interest expense (Note 14)
Deposits	913	1,608	2,117	4,504	6,382
Securities sold short	57	63	80	195	227
Securities lent or sold under repurchase agreements	83	207	321	585	891
Subordinated indebtedness	33	44	50	123	142
Other	23	18	9	63	28
	1,109	1,940	2,577	5,470	7,670
Net interest income	2,729	2,762	2,694	8,252	7,750
Non-interest income
Underwriting and advisory fees	123	116	112	365	370
Deposit and payment fees	176	197	232	595	680
Credit fees	261	240	249	755	710
Card fees	98	85	117	305	348
Investment management and custodial fees	336	339	335	1,025	964
Mutual fund fees	391	384	403	1,184	1,192
Insurance fees, net of claims	94	95	102	291	323
Commissions on securities transactions	88	110	78	279	236
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	270	73	180	608	593
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	10	(16)	5	5	28
Foreign exchange other than trading	63	68	84	189	245
Income from equity-accounted associates and joint ventures	25	24	25	67	70
Other	44	101	116	221	330
	1,979	1,816	2,038	5,889	6,089
Total revenue	4,708	4,578	4,732	14,141	13,839
Provision for credit losses (Note 6)	525	1,412	291	2,198	884
Non-interest expenses
Employee compensation and benefits (Note 13)	1,512	1,479	1,469	4,888	4,290
Occupancy costs	202	215	220	623	662
Computer, software and office equipment	474	479	476	1,423	1,381
Communications	79	82	76	236	232
Advertising and business development	51	72	93	200	264
Professional fees	51	49	59	150	159
Business and capital taxes	22	29	29	87	85
Other	311	299	248	864	945
	2,702	2,704	2,670	8,471	8,018
Income before income taxes	1,481	462	1,771	3,472	4,937
Income taxes	309	70	373	696	1,009
Net income	$1,172	$392	$1,398	$2,776	$3,928
Net income (loss) attributable to non-controlling interests	$2	$(8)	$6	$1	$17
Preferred shareholders	$31	$30	$28	$92	$79
Common shareholders	1,139	370	1,364	2,683	3,832
Net income attributable to equity shareholders	$1,170	$400	$1,392	$2,775	$3,911
Earnings per share (in dollars) (Note 12)
Basic	$2.56	$0.83	$3.07	$6.03	$8.63
Diluted	2.55	0.83	3.06	6.02	8.61
Dividends per common share (in dollars)	1.46	1.46	1.40	4.36	4.16
(1)

Interest income included $3.5 billion for the quarter ended July 31, 2020 (April 30, 2020: $4.2 billion; July 31, 2019: $4.8 billion) and $12.4 billion for the nine months ended July 31, 2020 (July 31, 2019: $14.0 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC THIRD QUARTER 2020

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Net income	$1,172	$392	$1,398	$2,776	$3,928
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,388)	1,795	(492)	569	58
Net gains (losses) on hedges of investments in foreign operations	770	(990)	250	(305)	(45)
	(618)	805	(242)	264	13
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	158	47	43	249	191
Net (gains) losses reclassified to net income	(7)	(4)	(4)	(17)	(24)
	151	43	39	232	167
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	78	43	(53)	110	46
Net (gains) losses reclassified to net income	(83)	150	58	81	44
	(5)	193	5	191	90
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(210)	248	(88)	(67)	(231)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(63)	37	11	(48)	15
Net gains (losses) on equity securities designated at FVOCI	27	(38)	(2)	25	(3)
Total OCI (1)	(718)	1,288	(277)	597	51
Comprehensive income	$454	$1,680	$1,121	$3,373	$3,979
Comprehensive income (loss) attributable to non-controlling interests	$2	$(8)	$6	$1	$17
Preferred shareholders	$31	$30	$28	$92	$79
Common shareholders	421	1,658	1,087	3,280	3,883
Comprehensive income attributable to equity shareholders	$452	$1,688	$1,115	$3,372	$3,962

(1)  Includes $21 million of gains for the quarter ended July 31, 2020 (April 30, 2020: $28 million of gains; July 31, 2019: $11 million of gains) and $45 million of gains for the nine months ended July 31, 2020 (July 31, 2019: $42 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$56	$(14)	$4	$41	$–
Net gains (losses) on hedges of investments in foreign operations	(65)	22	(10)	(43)	(8)
	(9)	8	(6)	(2)	(8)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(41)	1	(3)	(52)	(23)
Net (gains) losses reclassified to net income	2	2	1	6	8
	(39)	3	(2)	(46)	(15)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(28)	(15)	19	(39)	(17)
Net (gains) losses reclassified to net income	30	(54)	(21)	(29)	(15)
	2	(69)	(2)	(68)	(32)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	75	(88)	31	23	76
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	22	(14)	(4)	16	(6)
Net gains (losses) on equity securities designated at FVOCI	(8)	13	–	(8)	1
	$43	$(147)	$17	$(85)	$16

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2020	51

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Preferred shares (Note 9)
Balance at beginning of period	$2,825	$2,825	$2,575	$2,825	$2,250
Issue of preferred shares	–	–	250	–	575
Balance at end of period	$2,825	$2,825	$2,825	$2,825	$2,825
Common shares (Note 9)
Balance at beginning of period	$13,722	$13,669	$13,443	$13,591	$13,243
Issue of common shares	81	78	80	282	280
Purchase of common shares for cancellation	–	(22)	–	(68)	–
Treasury shares	(3)	(3)	2	(5)	2
Balance at end of period	$13,800	$13,722	$13,525	$13,800	$13,525
Contributed surplus
Balance at beginning of period	$119	$123	$125	$125	$136
Compensation expense arising from equity-settled share-based awards	4	4	5	11	14
Exercise of stock options and settlement of other equity-settled share-based awards	(1)	(7)	(3)	(12)	(23)
Other	–	(1)	1	(2)	1
Balance at end of period	$122	$119	$128	$122	$128
Retained earnings
Balance at beginning of period before accounting policy changes	$21,238	$21,543	n/a	$20,972	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019 (Note 1)	n/a	21 (1)	n/a	148	n/a
Balance at beginning of period after accounting policy changes	21,238	21,564	$19,793	21,120	18,543
Net income attributable to equity shareholders	1,170	400	1,392	2,775	3,911
Dividends
Preferred	(31)	(30)	(28)	(92)	(79)
Common	(650)	(649)	(623)	(1,940)	(1,847)
Premium on purchase of common shares for cancellation	–	(47)	–	(166)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	–	2	2	31	13
Other	(1)	(2)	(1)	(2)	(6)
Balance at end of period	$21,726	$21,238	$20,535	$21,726	$20,535
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,875	$1,070	$1,279	$993	$1,024
Net change in foreign currency translation adjustments	(618)	805	(242)	264	13
Balance at end of period	$1,257	$1,875	$1,037	$1,257	$1,037
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$158	$115	$(11)	$77	$(139)
Net change in securities measured at FVOCI	151	43	39	232	167
Balance at end of period	$309	$158	$28	$309	$28
Net gains (losses) on cash flow hedges
Balance at beginning of period	$309	$116	$67	$113	$(18)
Net change in cash flow hedges	(5)	193	5	191	90
Balance at end of period	$304	$309	$72	$304	$72
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(220)	$(468)	$(286)	$(363)	$(143)
Net change in post-employment defined benefit plans	(210)	248	(88)	(67)	(231)
Balance at end of period	$(430)	$(220)	$(374)	$(430)	$(374)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$31	$(6)	$(8)	$16	$(12)
Net change attributable to changes in credit risk	(63)	37	11	(48)	15
Balance at end of period	$(32)	$31	$3	$(32)	$3
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$12	$52	$53	$45	$65
Net gains (losses) on equity securities designated at FVOCI	27	(38)	(2)	25	(3)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	–	(2)	(2)	(31)	(13)
Balance at end of period	$39	$12	$49	$39	$49
Total AOCI, net of income tax	$1,447	$2,165	$815	$1,447	$815
Non-controlling interests
Balance at beginning of period	$184	$191	$183	$186	$173
Net income attributable to non-controlling interests	2	(8)	6	1	17
Dividends	(2)	(9)	(5)	(13)	(9)
Other	(5)	10	(2)	5	1
Balance at end of period	$179	$184	$182	$179	$182
Equity at end of period	$40,099	$40,253	$38,010	$40,099	$38,010
(1)	Revised from the amount previously presented.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC THIRD QUARTER 2020

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,172	$392	$1,398	$2,776	$3,928
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	525	1,412	291	2,198	884
Amortization and impairment (1)	249	280	177	775	526
Stock options and restricted shares expense	4	4	5	11	14
Deferred income taxes	(52)	(67)	5	(212)	90
Losses (gains) from debt securities measured at FVOCI and amortized cost	(10)	16	(5)	(5)	(28)
Net losses (gains) on disposal of land, buildings and equipment	–	3	(6)	4	(7)
Other non-cash items, net	(89)	(624)	175	(781)	(190)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,348)	(1,726)	(2,529)	(5,532)	553
Loans, net of repayments	6,334	(18,853)	(2,751)	(16,635)	(14,103)
Deposits, net of withdrawals	22,072	43,555	2,868	78,345	16,651
Obligations related to securities sold short	1,287	(2,487)	(645)	591	(239)
Accrued interest receivable	223	(98)	77	276	(29)
Accrued interest payable	(238)	3	(123)	(347)	18
Derivative assets	(3,107)	(15,084)	(2,458)	(19,547)	(3,151)
Derivative liabilities	1,643	15,675	3,124	17,570	4,921
Securities measured at FVTPL	(3,278)	5,859	5,753	(6,428)	(4,530)
Other assets and liabilities measured/designated at FVTPL	759	879	917	588	1,639
Current income taxes	292	(26)	(35)	1,508	(322)
Cash collateral on securities lent	(8)	(50)	29	(258)	(814)
Obligations related to securities sold under repurchase agreements	(14,802)	22,637	589	13,174	19,257
Cash collateral on securities borrowed	(1,480)	896	380	(3,548)	589
Securities purchased under resale agreements	10,574	(8,414)	(2,506)	1,353	(7,188)
Other, net	(2,147)	(143)	(2,184)	(2,587)	(5,806)
	18,575	44,039	2,546	63,289	12,663
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	1,500	1,000	1,500
Redemption/repurchase/maturity of subordinated indebtedness	–	–	(1)	–	(1)
Issue of preferred shares, net of issuance cost	–	–	247	–	568
Issue of common shares for cash	41	35	38	159	114
Purchase of common shares for cancellation	–	(69)	–	(234)	–
Net sale (purchase) of treasury shares	(3)	(3)	2	(5)	2
Dividends paid	(642)	(643)	(612)	(1,921)	(1,783)
Repayment of lease liabilities	(77)	(77)	–	(229)	–
	319	(757)	1,174	(1,230)	400
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(16,201)	(17,997)	(9,394)	(44,019)	(29,685)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	4,159	1,621	3,704	9,537	11,124
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	4,952	6,028	1,814	18,125	5,218
Net sale (purchase) of land, buildings and equipment	(98)	(49)	(54)	(209)	(166)
	(7,188)	(10,397)	(3,930)	(16,566)	(13,509)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(103)	129	(27)	38	7
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	11,603	33,014	(237)	45,531	(439)
Cash and non-interest-bearing deposits with banks at beginning of period	37,768	4,754	4,178	3,840	4,380
Cash and non-interest-bearing deposits with banks at end of period (2)	$49,371	$37,768	$3,941	$49,371	$3,941
Cash interest paid	$1,347	$1,937	$2,700	$5,817	$7,652
Cash interest received	3,850	4,384	5,162	13,373	14,862
Cash dividends received	211	220	186	625	529
Cash income taxes paid (received)	69	163	403	(600)	1,241
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Cash includes restricted balances of $468 million (April 30, 2020: $698 million; July 31, 2019: $476 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2020	53

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2020.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

IFRS 16 “Leases” (IFRS 16)

CIBC adopted IFRS 16 as at November 1, 2019 in place of prior guidance, IAS 17 “Leases” (IAS 17). For lessees, the new standard required on-balance sheet recognition for most leases that were considered operating leases under IAS 17, which resulted in the gross-up of the balance sheet through the recognition of a right-of-use asset and a corresponding liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability replaced the operating lease expense. Accounting for leases by lessors remains mostly unchanged from IAS 17; however, intermediate lessors are required to reassess subleases by reference to the right-of-use asset arising from the head lease which could result in on-balance sheet recognition for certain subleases previously classified as operating subleases. The application of IFRS 16 mainly applied to our office and banking centre leases, as well as certain subleases previously classified as operating subleases.

We applied IFRS 16 using the modified retrospective approach, without restatement of comparative periods. As at November 1, 2019, the adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion.

In addition, the following permitted recognition exemptions and practical expedients have been applied:

•

A single discount rate curve has been applied to portfolios of leases with reasonable similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we have not reassessed contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We have elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•

We have applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset has been reduced by the amount of that provision on transition and no further impairment review was performed.

•

We have elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 will continue to be recorded as operating expenses.

The following table reconciles the operating lease commitments as at October 31, 2019 disclosed under IAS 17 to the opening lease liabilities as at the initial date of application, November 1, 2019:

$ millions
Operating lease commitments as at October 31, 2019	$5,547
Less: Operating and tax expenses related to the lease commitments	(2,477)
Less: Impact of future lease commitments not yet commenced (1)	(1,434)
Adjustments as a result of renewal and termination assumptions	306
Impact of discounting	(230)
Lease liability recognized as at November 1, 2019	$1,712
(1)	Mainly related to CIBC Square lease commitments that are expected to commence in the fourth quarter of 2020.

54	CIBC THIRD QUARTER 2020

Our revised accounting policies in accordance with this adoption are effective November 1, 2019 and are discussed below.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Land, buildings and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit London Interbank Offered Rate (LIBOR) rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR, EURIBOR, and GBP LIBOR, with a maturity date beyond December 31, 2021, was $58 billion. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

In April 2020, the IASB issued an exposure draft related to the second phase of the Interest Rate Benchmark Reform project, which addresses issues that might affect financial reporting once an existing rate is replaced with an alternative rate. We will continue to monitor developments in this area.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. For details on this program, refer to the “Other regulatory developments” section of management’s discussion and analysis (MD&A).

International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

(b)    Future accounting policy changes

Transition to IFRS 17

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. On June 25, 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which is a two-year deferral from the original effective date, and for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements.

For details on other future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2019 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2020.

CIBC THIRD QUARTER 2020	55

Note 2.    Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization (WHO). During the second quarter of 2020, the pandemic and the resulting social distancing measures implemented by government bodies around the world to limit its spread, including the closure of non-essential businesses, caused significant disruption to the global economy, resulting in volatility in financial markets and negatively impacting the expectation for the financial performance of businesses around the world. In the third quarter of 2020, certain sectors of the economy have seen a resumption of activity as a result of the easing of social distancing measures, including the reopening of non-essential businesses. However, the overall economy continues to operate below pre-pandemic levels, with continuing uncertainty related to economic growth and unemployment, which ultimately will only be resolved with the development of an effective treatment or a vaccine for COVID-19. As a result, we continue to operate in an uncertain macroeconomic environment.

Impact on estimates and assumptions

As disclosed in our 2019 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

The COVID-19 pandemic gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to allowance for credit losses, valuation of financial instruments, and asset impairment.

Allowance for credit losses

The uncertainty created by the global COVID-19 pandemic has increased the level of judgment applied in estimating allowance for credit losses. See Note 6 for more information.

Valuation of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. The COVID-19 pandemic has increased market volatility and has negatively impacted the trading levels of certain financial instruments. As a result and as part of our process to determine the fair value of financial instruments, since the onset of the pandemic, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments. While there has been an improvement in conditions and price discovery in the third quarter of 2020 relative to the onset of the COVID-19 pandemic in the second quarter of 2020, including the narrowing of credit and funding spreads, the related valuation adjustments have not decreased to pre-COVID-19 levels.

As at July 31, 2020, the total valuation adjustments related to financial instruments carried at fair value on our interim consolidated balance sheet was $391 million (October 31, 2019: $260 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

For further details of the valuation of our financial assets and liabilities, see Note 3.

Asset impairment

Given the disruption in economic and market activities caused by the COVID-19 pandemic, we assessed whether there were indicators that goodwill may be impaired. This assessment required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the closure of non-essential businesses and other social distancing measures will continue easing during the remainder of 2020 and 2021 followed by a period of economic recovery before a return to more normal levels of economic growth. As discussed in Note 4, in the second quarter of 2020, we recognized a goodwill impairment charge of $28 million on our FirstCaribbean International Bank Limited (CIBC FirstCaribbean) cash-generating unit (CGU). We concluded that there were no indicators of impairment for our CGUs as at July 31, 2020. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to future reductions in the recoverable amounts of our CGUs, which in turn may result in an impairment charge.

Government lending programs in response to COVID-19

During the second quarter, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the current period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). In the third quarter, the Mid-Market Financing Program in Canada and the Main Street Lending Program in the U.S. were launched. These programs, and the associated accounting impacts, that involve CIBC together with other financial institutions in various capacities are described in further detail below.

Canada Emergency Business Account program

The purpose of the CEBA is to provide interest-free, partially forgivable loans of up to $40,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC), and utilizes the infrastructure of eligible financial institutions, including CIBC, to provide loans that are partially forgivable to existing clients of these financial institutions, including CIBC, that meet the underwriting standards of EDC. Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provides a fee to participating financial institutions which is intended to reimburse the costs associated with administering the loans, which we recognize as a reduction of other non-interest expenses. The CEBA program was launched in the second quarter and then was expanded during the current quarter to facilitate the application of the program to certain borrowers that would not have otherwise qualified. As at July 31, 2020, loans of $2.7 billion had been provided to CIBC clients under the CEBA program.

56	CIBC THIRD QUARTER 2020

Loan guarantee for small and medium-sized enterprises under BCAP

This program is designed to encourage lending to existing clients. Under this program, a subprogram under BCAP, EDC will guarantee 80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Loans provided under this program are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC on these loans is reflected in our estimate of expected credit losses. Associated fees paid or received under this program are accounted for over the expected life of the loan using the effective interest rate method. As at July 31, 2020, $100 million of loans have been authorized under this program, of which $51 million, net of repayments, was outstanding on our interim consolidated balance sheet.

Co-lending program for small and medium-sized enterprises (“co-lend program”) under BCAP

Under the co-lend program, a subprogram under BCAP, the Business Development Bank of Canada (BDC) and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances 80% of the loans, with CIBC financing the remaining 20%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program would be interest-only for the first 12 months. We recognize our 20% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which expected credit losses are applied. The remaining 80% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans will be recognized over the servicing period. As at July 31, 2020, $228 million of loans have been authorized under this program, of which $45 million representing CIBC’s 20% pro-rata share, remains outstanding on our interim consolidated balance sheet.

Mid-Market Financing Program

This program is available to medium-sized businesses whose credit needs exceed what is already available through the BCAP Programs and other measures. Under this program, BDC together with banks will provide commercial loans ranging between $12.5 million and $60 million to eligible medium-sized businesses with annual revenues in excess of approximately $100 million. BDC will participate in lending 90% of the loans originated under this program. The portion of the loans originated under this program and funded by CIBC will be recognized on our consolidated balance sheet as amortized cost loans, and will be subject to expected credit losses. Fees received under this program that are directly related to the origination of the loans are accounted for over the expected life of the loan using the effective interest rate method. Other fees received from BDC in relation to administration of the loans will be recognized as services are provided or at the time when the fee is earned. As at July 31, 2020, no loans have been provided to our clients under this program.

Paycheck Protection Program (PPP)

In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act to help businesses to keep their workforces employed during the COVID-19 pandemic. Loans provided under the PPP will be forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA will reimburse CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the expected credit loss associated with these loans. Upon satisfaction of the loan forgiveness conditions, the borrower’s obligation to repay the forgiven portion of the loan will be extinguished. Simultaneously, we will recognize a receivable from the SBA at the amount of the forgiven loan principal, plus any accrued interest. As at July 31, 2020, the outstanding balance of loans provided to our clients under this program was US$1.9 billion.

Main Street Lending Program (MSLP)

This program is designed to support small and medium-sized businesses that were unable to access the PPP or that require additional financial support after receiving a PPP loan. MSLP loans are full-recourse loans and are not forgivable. Loans originated under this program will be financed by participating eligible lenders and the Main Street Special Purpose Vehicle (Main Street SPV), which was established through a US$75 billion equity investment made by the Department of the Treasury (Treasury Department) in the United States in connection with the MSLP. The Main Street SPV will purchase from the participating eligible lenders an undivided participation interest in 95% of the loans originated under this program through a participation arrangement. CIBC is a participating eligible lender, who will retain the remaining 5% beneficial interest in the loans originated under this program. Our beneficial interest in the loans will be recognized on our consolidated balance sheet as amortized cost loans, and will be subject to expected credit losses. Any origination fees received from the borrowers on our portion of the loans will be accounted for over the expected life of the loan using the effective interest rate method. Other fees received in relation to performing administration activities will be recognized as services are provided or at the time the fee is earned. As at July 31, 2020, no loans have been provided to our clients under this program.

CIBC client relief programs in response to COVID-19

Refer to Note 6 for details regarding programs offered by CIBC in response to the COVID-19 pandemic.

CIBC THIRD QUARTER 2020	57

Note 3.    Fair value measurement

Fair value of financial instruments

	Carrying value
$ millions, as at July 31, 2020	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$67,941	$481	$–	$–	$68,422	$68,422	$–
Securities	30,002	60,365	460	53,517	144,344	144,939	595
Cash collateral on securities borrowed	7,212	–	–	–	7,212	7,212	–
Securities purchased under resale agreements	49,560	5,288	–	–	54,848	54,848	–
Loans
Residential mortgages	216,136	32	–	–	216,168	218,610	2,442
Personal	40,901	–	–	–	40,901	40,970	69
Credit card	10,785	–	–	–	10,785	10,785	–
Business and government	113,962	22,820	132	–	136,914	137,176	262
Derivative instruments	–	43,476	–	–	43,476	43,476	–
Customers’ liability under acceptances	9,689	–	–	–	9,689	9,689	–
Other assets	16,199	–	–	–	16,199	16,199	–
Financial liabilities
Deposits
Personal	$195,370	$–	$2,039	$–	$197,409	$197,634	$225
Business and government	302,357	–	9,271	–	311,628	312,422	794
Bank	16,405	–	–	–	16,405	16,405	–
Secured borrowings	40,254	–	439	–	40,693	41,088	395
Derivative instruments	–	42,875	–	–	42,875	42,875	–
Acceptances	9,802	–	–	–	9,802	9,802	–
Obligations related to securities sold short	–	16,226	–	–	16,226	16,226	–
Cash collateral on securities lent	1,564	–	–	–	1,564	1,564	–
Obligations related to securities sold under repurchase agreements (1)	46,316	–	18,659	–	64,975	64,975	–
Other liabilities	14,736	141	4	–	14,881	14,881	–
Subordinated indebtedness	5,822	–	–	–	5,822	6,094	272

	Carrying value
$ millions, as at October 31, 2019	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$16,720	$639	$–	$–	$17,359	$17,359	$–
Securities	20,115	53,984	413	46,798	121,310	121,453	143
Cash collateral on securities borrowed	3,664	–	–	–	3,664	3,664	–
Securities purchased under resale agreements	50,913	5,198	–	–	56,111	56,111	–
Loans
Residential mortgages	208,381	60	–	–	208,441	208,693	252
Personal	43,098	–	–	–	43,098	43,120	22
Credit card	12,335	–	–	–	12,335	12,335	–
Business and government	103,885	21,182	–	–	125,067	125,160	93
Derivative instruments	–	23,895	–	–	23,895	23,895	–
Customers’ liability under acceptances	9,167	–	–	–	9,167	9,167	–
Other assets	13,829	–	–	–	13,829	13,829	–
Financial liabilities
Deposits
Personal	$176,340	$–	$1,751	$–	$178,091	$178,046	$(45)
Business and government	248,367	–	9,135	–	257,502	257,872	370
Bank	11,224	–	–	–	11,224	11,224	–
Secured borrowings	38,680	–	215	–	38,895	39,223	328
Derivative instruments	–	25,113	–	–	25,113	25,113	–
Acceptances	9,188	–	–	–	9,188	9,188	–
Obligations related to securities sold short	–	15,635	–	–	15,635	15,635	–
Cash collateral on securities lent	1,822	–	–	–	1,822	1,822	–
Obligations related to securities sold under repurchase agreements	51,801	–	–	–	51,801	51,801	–
Other liabilities	14,066	114	12	–	14,192	14,192	–
Subordinated indebtedness	4,684	–	–	–	4,684	4,925	241
(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

58	CIBC THIRD QUARTER 2020

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2020 Jul. 31	2019 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Jul. 31	2019 Oct. 31
Financial assets
Deposits with banks	$–	$–	$481	$639	$–	$–	$481	$639
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	5,960	2,372	21,623 (1)	19,306 (1)	–	–	27,583	21,678
Corporate equity	27,828	25,852	113	684	7	7	27,948	26,543
Corporate debt	–	–	2,638	3,760	26	23	2,664	3,783
Mortgage- and asset-backed	–	–	2,493 (2)	2,220 (2)	137	173	2,630	2,393
	33,788	28,224	26,867	25,970	170	203	60,825	54,397

Loans mandatorily measured and designated at FVTPL
Business and government	–	–	22,083	20,351	869 (3)	831 (3)	22,952	21,182
Residential mortgages	–	–	32	60	–	–	32	60
	–	–	22,115	20,411	869	831	22,984	21,242

Debt securities measured at FVOCI
Government issued or guaranteed	3,407	2,369	40,515	35,460	–	–	43,922	37,829
Corporate debt	–	–	6,160	5,621	–	–	6,160	5,621
Mortgage- and asset-backed	–	–	2,808	2,746	–	–	2,808	2,746
	3,407	2,369	49,483	43,827	–	–	52,890	46,196

Equity securities designated at FVOCI
Corporate equity	53	45	299	266	275	291	627	602

Securities purchased under resale agreements measured at FVTPL	–	–	5,288	5,198	–	–	5,288	5,198
Derivative instruments
Interest rate	6	4	14,420	9,086	41	56	14,467	9,146
Foreign exchange	–	–	20,493	8,939	–	–	20,493	8,939
Credit	–	–	4	1	100	104	104	105
Equity	3,240	2,383	1,716	1,111	245	252	5,201	3,746
Precious metal	–	–	824	356	–	–	824	356
Other commodity	562	383	1,825	1,220	–	–	2,387	1,603
	3,808	2,770	39,282	20,713	386	412	43,476	23,895
Total financial assets	$41,056	$33,408	$143,815	$117,024	$1,700	$1,737	$186,571	$152,169
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(11,909)	$(10,626)	$15	$(601)	$(11,894)	$(11,227)
Obligations related to securities sold short	(7,786)	(7,258)	(8,440)	(8,377)	–	–	(16,226)	(15,635)
Obligations related to securities sold under repurchase agreements	–	–	(18,659)	–	–	–	(18,659)	–

Derivative instruments
Interest rate	–	–	(11,433)	(8,322)	(5)	(1)	(11,438)	(8,323)
Foreign exchange	–	–	(20,952)	(10,291)	–	–	(20,952)	(10,291)
Credit	–	–	(26)	(19)	(108)	(112)	(134)	(131)
Equity	(3,262)	(1,824)	(3,895)	(2,407)	(156)	(155)	(7,313)	(4,386)
Precious metal	–	–	(852)	(212)	–	–	(852)	(212)
Other commodity	(350)	(300)	(1,836)	(1,470)	–	–	(2,186)	(1,770)
	(3,612)	(2,124)	(38,994)	(22,721)	(269)	(268)	(42,875)	(25,113)
Total financial liabilities	$(11,398)	$(9,382)	$(78,002)	$(41,724)	$(254)	$(869)	$(89,654)	$(51,975)
(1)	Includes $59 million related to securities designated at FVTPL (October 31, 2019: $56 million).
(2)	Includes $401 million related to asset-backed securities designated at FVTPL (October 31, 2019: $357 million).
(3)	Includes $132 million related to loans designated at FVTPL (October 31, 2019: nil).
(4)

Comprises deposits designated at FVTPL of $12,106 million (October 31, 2019: $10,458 million), net bifurcated embedded derivative assets of $357 million (net bifurcated embedded derivative liabilities of $643 million as at October 31, 2019), other liabilities designated at FVTPL of $4 million (October 31, 2019: $12 million), and other financial liabilities measured at fair value of $141 million (October 31, 2019: $114 million).

Consistent with prior quarters, transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. During the quarter ended July 31, 2020, we transferred $105 million of securities mandatorily measured at FVTPL from Level 2 to Level 1 and $2,153 million from Level 1 to Level 2, and $972 million of securities sold short from Level 1 to Level 2 due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2020, $2,017 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $1,248 million of securities sold short from Level 1 to Level 2; for the quarter ended July 31, 2019, $2,091 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $921 million of securities sold short from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2020, April 30, 2020, and July 31, 2019, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives, and reduced observability in the credit spread used to value a corporate debt security, as noted in the following table.

During the quarter, there were no significant changes in the non-observable inputs used in measuring our Level 3 financial assets and liabilities, and the impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at July 31, 2020 also did not change significantly from the impact disclosed in our 2019 Annual Report. The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC THIRD QUARTER 2020	59

		Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized (2)(3)				Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$–	$–	$–	$–	$–	$–	$7
Corporate debt	25	–	1	–	–	–	–	–	26
Mortgage- and asset-backed	278	–	–	–	–	–	–	(141)	137
Loans mandatorily measured and designated at FVTPL
Business and government	918	–	–	(16)	–	–	452	(485)	869
Debt securities measured at FVOCI
Corporate debt	18	–	–	–	–	–	–	(18)	–
Equity securities designated at FVOCI
Corporate equity	243	–	22	–	–	–	10	–	275
Derivative instruments
Interest rate	76	–	(4)	–	–	–	3	(34)	41
Credit	105	(1)	(4)	–	–	–	–	–	100
Equity	221	–	16	–	–	–	8	–	245
Total assets	$1,891	$(1)	$31	$(16)	$–	$–	$473	$(678)	$1,700
Deposits and other liabilities (5)	$157	$–	$(97)	$–	$(1)	$(30)	$(20)	$6	$15
Derivative instruments
Interest rate	–	–	(7)	–	–	–	–	2	(5)
Credit	(113)	1	4	–	–	–	–	–	(108)
Equity	(111)	–	(33)	–	–	–	(21)	9	(156)
Total liabilities	$(67)	$1	$(133)	$–	$(1)	$(30)	$(41)	$17	$(254)
Apr. 30, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$14	$–	$(7)	$–	$–	$–	$–	$–	$7
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	160	–	–	–	–	–	118	–	278
Loans mandatorily measured and designated at FVTPL
Business and government	506	–	–	17	–	–	574	(179)	918
Debt securities measured at FVOCI
Corporate debt	23	–	–	(6)	–	–	1	–	18
Equity securities designated at FVOCI
Corporate equity	283	–	–	(44)	–	–	10	(6)	243
Derivative instruments
Interest rate	47	–	21	–	–	–	–	8	76
Credit	104	(4)	5	–	–	–	–	–	105
Equity	266	–	(36)	–	–	–	1	(10)	221
Total assets	$1,426	$(4)	$(15)	$(33)	$–	$–	$704	$(187)	$1,891
Deposits and other liabilities (5)	$(647)	$–	$679	$–	$(6)	$29	$53	$49	$157
Derivative instruments
Interest rate	–	–	–	–	–	–	–	–	–
Credit	(112)	4	(5)	–	–	–	–	–	(113)
Equity	(121)	–	34	–	–	–	(29)	5	(111)
Total liabilities	$(880)	$4	$708	$–	$(6)	$29	$24	$54	$(67)
Jul. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(1)	$–	$–	$–	$–	$–	$6
Corporate debt	24	–	(1)	–	–	–	–	–	23
Mortgage- and asset-backed	246	–	–	–	–	–	–	(45)	201
Loans mandatorily measured at FVTPL
Business and government	934	–	–	(14)	–	–	34	(29)	925
Equity securities designated at FVOCI
Corporate equity	296	–	–	(7)	–	–	23	(25)	287
Derivative instruments
Interest rate	25	–	26	–	–	–	1	(12)	40
Credit	114	(7)	(3)	–	–	–	–	–	104
Equity	273	–	(39)	–	–	(6)	4	(5)	227
Total assets	$1,919	$(7)	$(18)	$(21)	$–	$(6)	$62	$(116)	$1,813
Deposits and other liabilities (5)	$(593)	$–	$65	$–	$(44)	$25	$(51)	$47	$(551)
Derivative instruments
Interest rate	(17)	–	15	–	–	–	–	(11)	(13)
Credit	(124)	7	3	–	–	–	–	1	(113)
Equity	(167)	–	(4)	–	–	24	(5)	12	(140)
Total liabilities	$(901)	$7	$79	$–	$(44)	$49	$(56)	$49	$(817)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $140 million (April 30, 2020: $146 million; July 31, 2019: $120 million) and net bifurcated embedded derivative assets of $155 million (April 30, 2020: $303 million and net bifurcated embedded derivative liabilities of $431 million as at July 31, 2019).

60	CIBC THIRD QUARTER 2020

		Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the nine months ended	Opening balance	Realized (2)	Unrealized (2)(3)				Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(7)	$–	$7	$–	$–	$–	$7
Corporate debt	23	–	3	–	–	–	–	–	26
Mortgage- and asset-backed	173	–	–	–	–	–	118	(154)	137
Loans mandatorily measured and designated at FVTPL
Business and government	831	–	–	5	–	–	1,026	(993)	869
Debt securities measured at FVOCI
Corporate debt	–	–	–	(3)	20	–	1	(18)	–
Equity securities designated at FVOCI
Corporate equity	291	–	22	5	–	–	30	(73)	275
Derivative instruments
Interest rate	56	–	20	–	–	–	4	(39)	41
Credit	104	(6)	2	–	–	–	–	–	100
Equity	252	–	(8)	–	–	–	53	(52)	245
Total assets	$1,737	$(6)	$32	$7	$27	$–	$1,232	$(1,329)	$1,700
Deposits and other liabilities (5)	$(601)	$–	$530	$–	$(44)	$30	$(69)	$169	$15
Derivative instruments
Interest rate	(1)	–	(9)	–	–	–	–	5	(5)
Credit	(112)	6	(2)	–	–	–	–	–	(108)
Equity	(155)	–	22	–	–	–	(60)	37	(156)
Total liabilities	$(869)	$6	$541	$–	$(44)	$30	$(129)	$211	$(254)
Jul. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$–	$–	$–	$–	$–	$–	$6
Corporate debt	26	–	(3)	–	–	–	–	–	23
Mortgage- and asset-backed	319	–	1	–	–	–	74	(193)	201
Loans mandatorily measured and designated at FVTPL
Business and government	482	–	–	1	–	–	856	(414)	925
Equity securities designated at FVOCI
Corporate equity	285	–	–	(6)	–	–	62	(54)	287
Derivative instruments
Interest rate	–	–	50	–	–	–	2	(12)	40
Credit	115	(9)	(2)	–	–	–	–	–	104
Equity	107	–	–	–	–	(23)	155	(12)	227
Total assets	$1,340	$(9)	$46	$(5)	$–	$(23)	$1,149	$(685)	$1,813
Deposits and other liabilities (5)	$(423)	$–	$(52)	$–	$(65)	$59	$(163)	$93	$(551)
Derivative instruments
Interest rate	(109)	–	124	–	–	–	–	(28)	(13)
Credit	(131)	9	2	–	–	–	–	7	(113)
Equity	(119)	–	(79)	–	–	77	(58)	39	(140)
Total liabilities	$(782)	$9	$(5)	$–	$(65)	$136	$(221)	$111	$(817)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)	Includes deposits designated at FVTPL of $140 million (July 31, 2019: $120 million) and net bifurcated embedded derivative assets of $155 million (July 31, 2019: liabilities of $431 million).

Financial instruments designated at FVTPL (fair value option)

A net gain of $14 million, net of hedges for the three months ended July 31, 2020 (a net gain of $36 million and a net loss of $6 million for the three months ended April 30, 2020 and July 31, 2019, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $56 million, net of hedges for the nine months ended July 31, 2020 was recognized for FVO assets and FVO liabilities (a net gain of $1 million for the nine months ended July 31, 2019).

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

CIBC THIRD QUARTER 2020	61

Note 4.    Significant transactions

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in CIBC FirstCaribbean to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing, which will be accounted for as an investment in associate using the equity method. The parties continue to pursue the regulatory approvals required to complete the transaction on or before June 30, 2021. The regulatory approval process is complex given the number of Caribbean regulators having oversight over CIBC FirstCaribbean, and we believe such process is complicated further as a result of the COVID-19 pandemic.

Following this announcement, the assets and liabilities of CIBC FirstCaribbean, which are included within Corporate and Other, have been treated as held for sale and are measured at the lower of their aggregate carrying amount and fair value less costs to sell. Due to the valuation implied from the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean, we previously recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Details of our annual goodwill impairment test are provided in Note 8 to the consolidated financial statements included in our 2019 Annual Report. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million. We concluded that there were no indicators of impairment as at July 31, 2020.

The held for sale assets and liabilities of CIBC FirstCaribbean included on our interim consolidated balance sheet are as follows:

$ millions, as at	2020 Jul. 31	(1)
Assets
Cash and non-interest bearing deposits with banks	$1,362
Interest-bearing deposits with banks	1,049
Securities	4,028
Loans, net of allowance (2)	8,355
Goodwill and other intangible assets	380
Other assets (3)	565
Total assets	$15,739
Liabilities
Deposits	$14,393
Other liabilities (3)	295
Total liabilities	$14,688
(1)	Excludes net intercompany receivables of $543 million.
(2)	Net of allowance for credit losses of $417 million.
(3)	Land, buildings and equipment include a right-of-use asset of $57 million and other liabilities include a lease liability of $58 million.

Cumulative foreign exchange translation gains, net of designated hedges, related to our investment in CIBC FirstCaribbean of approximately $295 million after-tax were included in AOCI as at July 31, 2020. Our cumulative foreign exchange translation gains relating to CIBC FirstCaribbean will be reclassified into income upon closing, and remain subject to change from movements in foreign exchange rates until closing.

62	CIBC THIRD QUARTER 2020

Note 5.    Securities

Securities

$ millions, as at	2020 Jul. 31	2019 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$52,890	$46,196
Equity securities designated at FVOCI	627	602
Securities measured at amortized cost (1)	30,002	20,115
Securities mandatorily measured and designated at FVTPL	60,825	54,397
	$144,344	$121,310
(1)

There were no sales of securities measured at amortized cost during the quarter (during the quarter ended October 31, 2019: $110 million of amortized cost debt securities were disposed of shortly before maturity resulting in a realized loss of $1 million).

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2020 Jul. 31				2019 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$10,933	$31	$(1)	$10,963	$10,842	$12	$(3)	$10,851
Other Canadian governments	15,134	106	(1)	15,239	12,252	22	(3)	12,271
U.S. Treasury and agencies	11,335	80	(1)	11,414	9,353	25	(7)	9,371
Other foreign governments	6,269	40	(3)	6,306	5,318	25	(7)	5,336
Mortgage-backed securities	2,534	49	(3)	2,580	2,688	15	(4)	2,699
Asset-backed securities	232	–	(4)	228	47	–	–	47
Corporate debt	6,130	32	(2)	6,160	5,608	16	(3)	5,621
	52,567	338	(15)	52,890	46,108	115	(27)	46,196
Corporate public equity (2)	40	16	(2)	54	40	15	(9)	46
Corporate private equity	527	93	(47)	573	493	85	(22)	556
	567	109	(49)	627	533	100	(31)	602
	$53,134	$447	$(64)	$53,517	$46,641	$215	$ (58)	$46,798
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $24 million (October 31, 2019: $23 million).
(2)	Includes restricted stock.

The fair value of equity securities designated at FVOCI that were disposed of during the quarter was nil (nil and $18 million for the three months ended April 30, 2020 and July 31, 2019, respectively) and nil for the nine months ended July 31, 2020 (July 31, 2019: $19 million).

Net realized cumulative after-tax gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of nil were reclassified from AOCI to retained earnings for the three months ended July 31, 2020 ($2 million and $2 million for the three months ended April 30, 2020 and July 31, 2019, respectively) and $31 million for the nine months ended July 31, 2020 (July 31, 2019: $13 million).

Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2020 was $1 million ($1 million and $4 million for the three months ended April 30, 2020 and July 31, 2019, respectively) and $6 million for the nine months ended July 31, 2020 (July 31, 2019: $7 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2020 was nil (nil and nil for the three months ended April 30, 2020 and July 31, 2019, respectively) and nil for the nine months ended July 31, 2020 (July 31, 2019: nil).

CIBC THIRD QUARTER 2020	63

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the expected credit loss (ECL) allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2020	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$19	$6	$7		$32
	Provision for (reversal of) credit losses (1)(2)	1	(1)	1		1
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	(8	) (3)	(9)
	Balance at end of period	$19	$5	$–		$24
2020	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$14	$2	$6		$22
	Provision for (reversal of) credit losses (1)(2)	5	4	–		9
	Write-offs	–	–	–		–
	Foreign exchange and other	–	–	1		1
	Balance at end of period	$19	$6	$7		$32
2019	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$15	$3	$6		$24
	Provision for (reversal of) credit losses (1)	–	–	–		–
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	–		(1)
	Balance at end of period	$14	$3	$6		$23
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $1 million for the three months ended July 31, 2020 (April 30, 2020: $13 million) for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

(3)

Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the nine months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2020	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$3	$6		$23
	Provision for (reversal of) credit losses (1)(2)	5	3	1		9
	Write-offs	–	–	–		–
	Foreign exchange and other	–	(1)	(7	) (3)	(8)
	Balance at end of period	$19	$5	$–		$24
2019	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$15	$3	$5		$23
	Provision for (reversal of) credit losses (1)	–	–	4		4
	Write-offs	–	–	(4)		(4)
	Foreign exchange and other	(1)	–	1		–
	Balance at end of period	$14	$3	$6		$23
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $14 million for the nine months ended July 31, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

(3)

Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

64	CIBC THIRD QUARTER 2020

Note 6.    Loans

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2020 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$50	$82	$158	$290
Originations net of repayments and other derecognitions	2	(3)	(4)	(5)
Changes in model	(1)	3	–	2
Net remeasurement (2)	(17)	23	21	27
Transfers (2)
– to 12-month ECL	19	(18)	(1)	–
– to lifetime ECL performing	(4)	6	(2)	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (3)	(1)	8	17	24
Write-offs	–	–	(5)	(5)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	(1)	(2)	(2)	(5)
Balance at end of period	$48	$88	$165	$301
Personal
Balance at beginning of period	$185	$484	$130	$799
Originations net of repayments and other derecognitions	3	(16)	(3)	(16)
Changes in model	(2)	28	–	26
Net remeasurement (2)	(63)	121	65	123
Transfers (2)
– to 12-month ECL	76	(75)	(1)	–
– to lifetime ECL performing	(30)	33	(3)	–
– to lifetime ECL credit-impaired	–	(17)	17	–
Provision for (reversal of) credit losses (3)	(16)	74	75	133
Write-offs	–	–	(89)	(89)
Recoveries	–	–	15	15
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	1	1
Balance at end of period	$169	$558	$131	$858
Credit card
Balance at beginning of period	$145	$565	$–	$710
Originations net of repayments and other derecognitions	(1)	(10)	–	(11)
Changes in model	–	–	–	–
Net remeasurement (2)	(42)	108	(6)	60
Transfers (2)
– to 12-month ECL	54	(54)	–	–
– to lifetime ECL performing	(12)	12	–	–
– to lifetime ECL credit-impaired	–	(55)	55	–
Provision for (reversal of) credit losses (3)	(1)	1	49	49
Write-offs	–	–	(78)	(78)
Recoveries	–	–	29	29
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$144	$566	$–	$710
Business and government
Balance at beginning of period	$474	$517	$521	$1,512
Originations net of repayments and other derecognitions	8	(11)	(5)	(8)
Changes in model	–	–	–	–
Net remeasurement (2)	119	86	122	327
Transfers (2)
– to 12-month ECL	28	(25)	(3)	–
– to lifetime ECL performing	(44)	47	(3)	–
– to lifetime ECL credit-impaired	(4)	(44)	48	–
Provision for (reversal of) credit losses (3)	107	53	159	319
Write-offs	–	–	(47)	(47)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(6)	(6)
Foreign exchange and other	(13)	(12)	(15)	(40)
Balance at end of period	$568	$558	$614	$1,740
Total ECL allowance (4)	$929	$1,770	$910	$3,609
Comprises:
Loans	$769	$1,670	$908	$3,347
Undrawn credit facilities and other off-balance sheet exposures (5)	160	100	2	262
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $16 million as at July 31, 2020 (April 30, 2020: $15 million), $14 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (April 30, 2020: $13 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2020 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC THIRD QUARTER 2020	65

$ millions, as at or for the three months ended	2020 Apr. 30				2019 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$40	$146	$214	$30	$42	$148	$220
Originations net of repayments and other derecognitions	2	(2)	(5)	(5)	1	(2)	(4)	(5)
Changes in model	(1)	2	–	1	(1)	–	–	(1)
Net remeasurement (2)	23	35	25	83	(8)	5	20	17
Transfers (2)
– to 12-month ECL	8	(6)	(2)	–	10	(6)	(4)	–
– to lifetime ECL performing	(10)	14	(4)	–	(1)	5	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(2)	2	–
Provision for (reversal of) credit losses (3)	22	41	16	79	1	–	10	11
Write-offs	–	–	(3)	(3)	–	–	(5)	(5)
Recoveries	–	–	1	1	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)	–	–	(3)	(3)
Foreign exchange and other	–	1	2	3	(1)	–	(3)	(4)
Balance at end of period	$50	$82	$158	$290	$30	$42	$147	$219
Personal
Balance at beginning of period	$182	$268	$121	$571	$186	$218	$117	$521
Originations net of repayments and other derecognitions	8	(9)	(4)	(5)	14	(12)	–	2
Changes in model	(44)	79	–	35	(15)	30	(2)	13
Net remeasurement (2)	31	168	81	280	(43)	54	72	83
Transfers (2)
– to 12-month ECL	43	(42)	(1)	–	32	(31)	(1)	–
– to lifetime ECL performing	(35)	40	(5)	–	(4)	7	(3)	–
– to lifetime ECL credit-impaired	–	(20)	20	–	–	(12)	12	–
Provision for (reversal of) credit losses (3)	3	216	91	310	(16)	36	78	98
Write-offs	–	–	(97)	(97)	–	–	(94)	(94)
Recoveries	–	–	15	15	–	–	16	16
Interest income on impaired loans	–	–	(2)	(2)	–	–	(1)	(1)
Foreign exchange and other	–	–	2	2	1	–	1	2
Balance at end of period	$185	$484	$130	$799	$171	$254	$117	$542
Credit card
Balance at beginning of period	$159	$347	$–	$506	$107	$379	$–	$486
Originations net of repayments and other derecognitions	(2)	(28)	–	(30)	–	(11)	–	(11)
Changes in model	(19)	54	–	35	35	(48)	–	(13)
Net remeasurement (2)	(7)	264	43	300	(51)	117	44	110
Transfers (2)
– to 12-month ECL	45	(45)	–	–	57	(57)	–	–
– to lifetime ECL performing	(31)	31	–	–	(4)	4	–	–
– to lifetime ECL credit-impaired	–	(59)	59	–	–	(59)	59	–
Provision for (reversal of) credit losses (3)	(14)	217	102	305	37	(54)	103	86
Write-offs	–	–	(128)	(128)	–	–	(131)	(131)
Recoveries	–	–	26	26	–	–	28	28
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	1	–	1	–	–	–	–
Balance at end of period	$145	$565	$–	$710	$144	$325	$–	$469
Business and government
Balance at beginning of period	$231	$163	$393	$787	$224	$126	$283	$633
Originations net of repayments and other derecognitions	24	(1)	(5)	18	10	(3)	(4)	3
Changes in model	14	(5)	–	9	(3)	–	–	(3)
Net remeasurement (2)	314	246	131	691	(11)	25	82	96
Transfers (2)
– to 12-month ECL	13	(11)	(2)	–	21	(20)	(1)	–
– to lifetime ECL performing	(131)	133	(2)	–	(9)	10	(1)	–
– to lifetime ECL credit-impaired	–	(12)	12	–	(1)	(4)	5	–
Provision for (reversal of) credit losses (3)	234	350	134	718	7	8	81	96
Write-offs	–	–	(16)	(16)	–	–	(57)	(57)
Recoveries	–	–	3	3	–	–	4	4
Interest income on impaired loans	–	–	(3)	(3)	–	–	(4)	(4)
Foreign exchange and other	9	4	10	23	(3)	(1)	(8)	(12)
Balance at end of period	$474	$517	$521	$1,512	$228	$133	$299	$660
Total ECL allowance (4)	$854	$1,648	$809	$3,311	$573	$754	$563	$1,890
Comprises:
Loans	$704	$1,553	$807	$3,064	$514	$696	$561	$1,771
Undrawn credit facilities and other off-balance sheet exposures (5)	150	95	2	247	59	58	2	119
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at April 30, 2020 (July 31, 2019: $1 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (July 31, 2019: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2020 and July 31, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

66	CIBC THIRD QUARTER 2020

$ millions, as at or for the nine months ended	2020 Jul. 31				2019 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$43	$140	$211	$27	$44	$143	$214
Originations net of repayments and other derecognitions	5	(8)	(14)	(17)	3	(8)	(16)	(21)
Changes in model	(3)	5	–	2	(2)	(6)	–	(8)
Net remeasurement (2)	(6)	65	68	127	(29)	25	67	63
Transfers (2)
– to 12-month ECL	39	(34)	(5)	–	32	(22)	(10)	–
– to lifetime ECL performing	(15)	25	(10)	–	(2)	15	(13)	–
– to lifetime ECL credit-impaired	–	(7)	7	–	–	(5)	5	–
Provision for (reversal of) credit losses (3)	20	46	46	112	2	(1)	33	34
Write-offs	–	–	(11)	(11)	–	–	(18)	(18)
Recoveries	–	–	4	4	–	–	1	1
Interest income on impaired loans	–	–	(14)	(14)	–	–	(9)	(9)
Foreign exchange and other	–	(1)	–	(1)	1	(1)	(3)	(3)
Balance at end of period	$48	$88	$165	$301	$30	$42	$147	$219
Personal
Balance at beginning of period	$174	$271	$128	$573	$190	$199	$109	$498
Originations net of repayments and other derecognitions	20	(38)	(10)	(28)	32	(38)	–	(6)
Changes in model	(35)	100	–	65	(15)	30	(1)	14
Net remeasurement (2)	(103)	379	210	486	(143)	198	223	278
Transfers (2)
– to 12-month ECL	186	(182)	(4)	–	135	(132)	(3)	–
– to lifetime ECL performing	(73)	84	(11)	–	(29)	41	(12)	–
– to lifetime ECL credit-impaired	–	(56)	56	–	–	(44)	44	–
Provision for (reversal of) credit losses (3)	(5)	287	241	523	(20)	55	251	286
Write-offs	–	–	(286)	(286)	–	–	(288)	(288)
Recoveries	–	–	50	50	–	–	47	47
Interest income on impaired loans	–	–	(4)	(4)	–	–	(3)	(3)
Foreign exchange and other	–	–	2	2	1	–	1	2
Balance at end of period	$169	$558	$131	$858	$171	$254	$117	$542
Credit card
Balance at beginning of period	$145	$340	$–	$485	$102	$370	$–	$472
Originations net of repayments and other derecognitions	(3)	(55)	–	(58)	–	(34)	–	(34)
Changes in model	(6)	59	–	53	36	(48)	–	(12)
Net remeasurement (2)	(126)	528	77	479	(133)	335	137	339
Transfers (2)
– to 12-month ECL	186	(186)	–	–	160	(160)	–	–
– to lifetime ECL performing	(52)	52	–	–	(22)	22	–	–
– to lifetime ECL credit-impaired	–	(172)	172	–	–	(162)	162	–
Provision for (reversal of) credit losses (3)	(1)	226	249	474	41	(47)	299	293
Write-offs	–	–	(332)	(332)	–	–	(387)	(387)
Recoveries	–	–	83	83	–	–	88	88
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	1	2	–	3
Balance at end of period	$144	$566	$–	$710	$144	$325	$–	$469
Business and government
Balance at beginning of period	$239	$158	$378	$775	$180	$147	$230	$557
Originations net of repayments and other derecognitions	39	(17)	(15)	7	24	(16)	(16)	(8)
Changes in model	14	(1)	(1)	12	3	3	3	9
Net remeasurement (2)	404	354	312	1,070	(13)	57	226	270
Transfers (2)
– to 12-month ECL	65	(58)	(7)	–	54	(51)	(3)	–
– to lifetime ECL performing	(186)	192	(6)	–	(14)	17	(3)	–
– to lifetime ECL credit-impaired	(4)	(64)	68	–	(2)	(25)	27	–
Provision for (reversal of) credit losses (3)	332	406	351	1,089	52	(15)	234	271
Write-offs	–	–	(103)	(103)	–	–	(155)	(155)
Recoveries	–	–	8	8	–	–	10	10
Interest income on impaired loans	–	–	(14)	(14)	–	–	(13)	(13)
Foreign exchange and other	(3)	(6)	(6)	(15)	(4)	1	(7)	(10)
Balance at end of period	$568	$558	$614	$1,740	$228	$133	$299	$660
Total ECL allowance (4)	$929	$1,770	$910	$3,609	$573	$754	$563	$1,890
Comprises:
Loans	$769	$1,670	$908	$3,347	$514	$696	$561	$1,771
Undrawn credit facilities and other off-balance sheet exposures (5)	160	100	2	262	59	58	2	119
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $16 million as at July 31, 2020 (July 31, 2019: $1 million), $14 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (July 31, 2019: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2020 and July 31, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC THIRD QUARTER 2020	67

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime probability of default (PD) since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized. While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are normally automatically migrated to stage 2 from stage 1.

Impact of the COVID-19 pandemic

The determination of whether a SICR has occurred in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment, the various client relief programs we have provided to our clients and the unprecedented level of government support being provided to individuals and businesses.

Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients have not automatically resulted in a SICR that would trigger migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR.

For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking indicators reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking indicators over the remainder of 2020, including unemployment, should cause a SICR in light of our expectations for a relatively short duration for the trough of the downturn and the level of government support provided.

For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the COVID-19 pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, loss given default (LGD), and exposure at default (EAD) parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

68	CIBC THIRD QUARTER 2020

Impact of the COVID-19 pandemic

The measurement of ECL in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current downturn environment characterized by unprecedented levels of government support relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the COVID-19 pandemic and the degree that various new government support programs are expected to limit credit losses.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices and gross domestic product (GDP) growth. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include S&P 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted strategic business units (SBUs) and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Impact of the COVID-19 pandemic

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic required a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of potential resurgences of the virus in the intervening period.

Significant changes to our forecasts were made in the quarter ended April 30, 2020. The forecasts updated in the third quarter of 2020 reflect relatively modest changes compared to the second quarter of 2020, particularly for Canada, although the next 12-month forecasts have generally improved because the trough of the downturn in the second calendar quarter of 2020 was only reflected in the prior quarter’s forecasts. The downside forecast for the U.S. was weaker than in the prior quarter, due to uncertainty emanating from a surge in COVID-19 cases in many parts of the country. The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
	Average	Average	Average	Average	Average	Average
	value over	value over	value over	value over	value over	value over
	the next	the remaining	the next	the remaining	the next	the remaining
As at July 31, 2020	12 months	forecast period (2)	12 months	forecast period (2)	12 months	forecast period (2)
Real GDP year-over-year growth
Canada (1)	(0.7)%	4.3%	0.8%	5.5%	(5.3)%	1.6%
United States	(0.4)%	4.6%	1.4%	5.4%	(5.1)%	1.1%
Unemployment rate
Canada (1)	9.2%	7.6%	7.9%	6.3%	10.9%	9.4%
United States	8.0%	5.7%	6.6%	4.8%	12.2%	10.3%
Canadian Housing Price Index growth (1)	(0.3)%	1.8%	5.5%	6.5%	(9.4)%	(2.9)%
S&P 500 Index growth rate	4.1%	4.8%	9.8%	8.7%	(13.1)%	(11.8)%
West Texas Intermediate Oil Price (US$)	$39	$48	$48	$65	$32	$39

CIBC THIRD QUARTER 2020	69

	Base case		Upside case		Downside case
	Average	Average	Average	Average	Average	Average
	value over	value over	value over	value over	value over	value over
	the next	the remaining	the next	the remaining	the next	the remaining
As at April 30, 2020	12 months	forecast period (2)	12 months	forecast period (2)	12 months	forecast period (2)
Real GDP year-over-year growth
Canada (1)	(6.6)%	5.3%	(2.1)%	6.4%	(9.5)%	1.4%
United States	(6.5)%	5.5%	1.1%	7.1%	(10.4)%	1.5%
Unemployment rate
Canada (1)	10.9%	7.1%	8.9%	6.0%	12.8%	8.7%
United States	8.9%	5.4%	6.0%	3.9%	11.3%	7.1%
Canadian Housing Price Index growth (1)	(3.0)%	0.8%	(0.1)%	4.3%	(5.9)%	(2.1)%
S&P 500 Index growth rate	(5.7)%	4.8%	10.3%	16.6%	(34.8)%	(17.1)%
West Texas Intermediate Oil Price (US$)	$36	$47	$51	$67	$30	$32
	Base case		Upside case		Downside case
	Average	Average	Average	Average	Average	Average
	value over	value over	value over	value over	value over	value over
	the next	the remaining	the next	the remaining	the next	the remaining
As at October 31, 2019	12 months	forecast period (2)	12 months	forecast period (2)	12 months	forecast period (2)
Canadian Real GDP year-over-year growth (1)	1.5%	1.8%	2.3%	2.5%	0.6%	0.8%
Canadian unemployment rate (1)	6.1%	5.9%	5.5%	5.5%	6.4%	6.5%
Canadian Housing Price Index growth (1)	1.6%	2.2%	4.8%	4.0%	(2.2)%	(0.8)%
S&P 500 Index growth rate	5.0%	4.7%	8.2%	6.6%	(3.7)%	(10.3)%
West Texas Intermediate Oil Price (US$)	$60	$60	$67	$74	$47	$43

(1)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

(2)	The remaining forecast period is generally two years.

The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. The underlying quarterly base case projection for 2020 is characterized by a relatively rapid initial recovery in the latter half of 2020 followed by a continued but slower recovery in 2021 with the economy not returning to the same level of economic activity experienced in the pre-COVID-19 period until 2022. Assumptions concerning the continued easing of government restrictions, including the closure of non-essential businesses and other social distancing requirements, are material to these forecasts. The downside case forecast still reflects a recovery from the severe low experienced in the second calendar quarter of 2020, but to a much lower level of sustained economic activity. Meanwhile, the upside scenario continues to reflect a quicker recovery with the pre-pandemic level of activity reached in 2021.

The graphs below contrast the calendar quarter projections of the growth rate and the level of Canadian Real GDP for the base cases that were forecasted in the third quarter of 2020 and the prior quarter:

70	CIBC THIRD QUARTER 2020

The graphs below contrast the calendar quarter projections of the growth rate and the level of U.S. Real GDP for the base cases that were forecasted in the third quarter of 2020 and the prior quarter:

The graphs below contrast the calendar quarter projections of the Canadian and the U.S. unemployment rate for the base cases that were forecasted in the third quarter of 2020 and the prior quarter:

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $89 million lower than the recognized ECL as at July 31, 2020 (October 31, 2019: $63 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $1,514 million higher than the recognized ECL as at July 31, 2020 (October 31, 2019: $254 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.

Impact of the COVID-19 pandemic

To address the uncertainties inherent in the current environment, we utilized management overlays with respect to the impact that the recent oil and gas price decline experienced in the second quarter and the COVID-19 pandemic will have on the migration of those business and government exposures that we believe are the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures were considered in the determination of these overlays to the extent not already reflected in our models. In addition, management overlays were applied with respect to the impact of government support and client relief measures on the migration of retail exposures and the resulting measurement of the ECL for those exposures. In light of the unprecedented level of government support, the management overlays took into account our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current downturn environment relative to the historical experience in our models.

The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

CIBC THIRD QUARTER 2020	71

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time PD under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2019 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at				2020 Jul. 31				2019 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$141,988	$5	$–	$141,993	$142,260	$–	$–	$142,260
– Very low	44,196	1,761	–	45,957	37,140	–	–	37,140
– Low	12,937	5,733	–	18,670	17,315	1,010	–	18,325
– Medium	1,171	3,635	–	4,806	1,207	5,312	–	6,519
– High	319	1,204	–	1,523	11	1,162	–	1,173
– Default	–	–	782	782	–	–	597	597
– Not rated	2,291	290	157	2,738	2,251	233	154	2,638
Gross residential mortgages (4)(5)	202,902	12,628	939	216,469	200,184	7,717	751	208,652
ECL allowance	48	88	165	301	28	43	140	211
Net residential mortgages	202,854	12,540	774	216,168	200,156	7,674	611	208,441
Personal
– Exceptionally low	22,234	–	–	22,234	24,258	–	–	24,258
– Very low	3,590	49	–	3,639	4,321	1,353	–	5,674
– Low	8,122	1,575	–	9,697	4,955	1,582	–	6,537
– Medium	1,799	2,530	–	4,329	3,703	1,611	–	5,314
– High	270	702	–	972	302	613	–	915
– Default	–	–	161	161	–	–	164	164
– Not rated	608	43	40	691	720	29	40	789
Gross personal (5)	36,623	4,899	201	41,723	38,259	5,188	204	43,651
ECL allowance	142	549	131	822	160	265	128	553
Net personal	36,481	4,350	70	40,901	38,099	4,923	76	43,098
Credit card
– Exceptionally low	2,813	–	–	2,813	3,015	–	–	3,015
– Very low	1,028	66	–	1,094	1,142	83	–	1,225
– Low	4,411	897	–	5,308	5,619	274	–	5,893
– Medium	939	705	–	1,644	1,344	565	–	1,909
– High	2	412	–	414	10	538	–	548
– Default	–	–	–	–	–	–	–	–
– Not rated	147	7	–	154	158	7	–	165
Gross credit card	9,340	2,087	–	11,427	11,288	1,467	–	12,755
ECL allowance	124	518	–	642	129	291	–	420
Net credit card	9,216	1,569	–	10,785	11,159	1,176	–	12,335
Business and government
– Investment grade	51,297	328	–	51,625	46,800	251	–	47,051
– Non–investment grade	83,491	7,432	–	90,923	80,780	3,443	–	84,223
– Watchlist	610	3,026	–	3,636	374	1,575	–	1,949
– Default	–	–	1,443	1,443	–	–	866	866
– Not rated	363	195	–	558	752	79	45	876
Gross business and government (4)(6)	135,761	10,981	1,443	148,185	128,706	5,348	911	134,965
ECL allowance	455	515	612	1,582	209	146	376	731
Net business and government	135,306	10,466	831	146,603	128,497	5,202	535	134,234
Total net amount of loans	$383,857	$28,925	$1,675	$414,457	$377,911	$18,975	$1,222	$398,108
(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $24 million (October 31, 2019: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $16 million were recognized as at July 31, 2020 (October 31, 2019: $2 million), $14 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2019: nil). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at July 31, 2020. Financial assets other than loans that are classified as amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $25 million (October 31, 2019: $25 million) which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $32 million (October 31, 2019: $60 million) of residential mortgages and $22,952 million (October 31, 2019: $21,182 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $9,689 million (October 31, 2019: $9,167 million).

72	CIBC THIRD QUARTER 2020

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2020 Jul. 31				2019 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$117,503	$170	$–	$117,673	$106,696	$120	$–	$106,816
– Very low	6,256	344	–	6,600	7,341	1,126	–	8,467
– Low	11,030	1,546	–	12,576	10,974	1,357	–	12,331
– Medium	1,453	1,079	–	2,532	1,737	752	–	2,489
– High	215	511	–	726	255	495	–	750
– Default	–	–	22	22	–	–	19	19
– Not rated	427	8	–	435	397	32	–	429
Gross retail	136,884	3,658	22	140,564	127,400	3,882	19	131,301
ECL allowance	47	57	–	104	30	55	–	85
Net retail	136,837	3,601	22	140,460	127,370	3,827	19	131,216
Business and government
– Investment grade	103,322	432	–	103,754	78,906	296	–	79,202
– Non-investment grade	39,222	3,343	–	42,565	52,379	1,282	–	53,661
– Watchlist	22	1,373	–	1,395	65	575	–	640
– Default	–	–	229	229	–	–	69	69
– Not rated	635	36	–	671	688	60	–	748
Gross business and government	143,201	5,184	229	148,614	132,038	2,213	69	134,320
ECL allowance	113	43	2	158	30	12	2	44
Net business and government	143,088	5,141	227	148,456	132,008	2,201	67	134,276
Total net undrawn credit facilities and other off-balance sheet exposures	$279,925	$8,742	$249	$288,916	$259,378	$6,028	$86	$265,492

CIBC client relief programs in response to COVID-19

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic. For our personal banking clients, a reduced effective interest rate of 10.99% was offered on certain credit card products. In addition, credit card payment deferrals of up to three months was also offered, with the lower effective interest rate applying through the deferral period. We have also offered deferrals to regular Canadian residential mortgage payments and certain secured personal loans for up to six months, as well as deferrals for regular payments on certain loans and lines of credit for up to two months. For our business and government loans, payment deferral programs have also been offered to clients in Canada, the United States, and other regions. As of July 31, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was less than $10 million for credit cards in Canada (April 30, 2020: $1.8 billion); $33.3 billion for residential mortgages in Canada (April 30, 2020: $35.5 billion); $0.8 billion for personal loans in Canada (April 30, 2020: $2.3 billion); $1.4 billion for various consumer loans in the Caribbean (April 30, 2020: $1.3 billion); and $6.2 billion for business and government loans (April 30, 2020: $10.0 billion), including $2.4 billion in Canada (April 30, 2020: $8.6 billion); $1.6 billion in the United States (April 30, 2020: $0.9 billion) and $2.2 billion in the Caribbean (April 30, 2020: $0.5 billion).

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Most risk rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs have been presented in the aging category that applied at the time deferrals were granted. Other business and government loans, credit cards, personal loans and residential mortgages that were subject to a payment deferral program have generally been presented in the aging category that applied as at March 31, 2020 which approximated the time when the majority of the deferrals were granted, except that Canadian residential mortgages and certain secured personal loans that were less than 29 days past due at that time have been treated as current. Loans that have exited a deferral program generally continue to age based on the status that was applied at the beginning of the program to the extent a payment has not been made.

$ millions, as at				2020 Jul. 31	2019 Oct. 31 (1)
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,768	$1,481	$–	$3,249	$3,840
Personal	645	211	–	856	1,027
Credit card	359	164	50	573	838
Business and government	1,219	423	–	1,642	1,081
	$3,991	$2,279	$50	$6,320	$6,786
(1)	Certain comparative period amounts related to loans contractually past due but not impaired in CIBC FirstCaribbean were restated.

CIBC THIRD QUARTER 2020	73

Note 7.    Deposits(1)(2)

$ millions, as at				2020 Jul. 31	2019 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$13,338	$125,086	$58,985	$197,409	$178,091
Business and government (7)	79,504	73,605	158,519	311,628	257,502
Bank	6,021	340	10,044	16,405	11,224
Secured borrowings (8)	–	–	40,693	40,693	38,895
	$98,863	$199,031	$268,241	$566,135	$485,712
Comprised of:
Held at amortized cost				$554,029	$475,254
Designated at fair value				12,106	10,458
				$566,135	$485,712
Total deposits include (9):
Non-interest-bearing deposits
Canada				$68,000	$51,880
U.S.				12,217	7,876
Other international				5,619	4,647
Interest-bearing deposits
Canada				390,811	344,756
U.S.				64,723	56,844
Other international				24,765	19,709
				$566,135	$485,712
(1)

Includes deposits of $190.4 billion (October 31, 2019: $152.8 billion) denominated in U.S. dollars and deposits of $31.7 billion (October 31, 2019: $30.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $3,078 million (October 31, 2019: $2,930 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $18,767 million (October 31, 2019: $8,986 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $304 million (October 31, 2019: $302 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 8.    Subordinated indebtedness

On July 21, 2020, we issued $1.0 billion principal amount of 2.01% Debentures due July 21, 2030 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 2.01% per annum (paid semi-annually) until July 21, 2025, and at the three-month Canadian dollar bankers’ acceptance rate plus 1.28% per annum thereafter (paid quarterly) until maturity on July 21, 2030.

Note 9.    Share capital

Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares		2020 Jul. 31		2020 Apr. 30		2019 Jul. 31		2020 Jul. 31		2019 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	445,133,356	$13,722	444,981,533	$13,669	444,650,308	$13,443	445,341,675	$13,591	442,826,380	$13,243
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	40,146	4	71,409	8	50,773	5	586,503	63	350,637	37
Shareholder investment plan	416,078	39	454,791	36	373,534	39	1,204,873	111	1,321,554	143
Employee share purchase plan	433,769	38	376,684	34	339,470	36	1,134,732	108	919,348	100
	446,023,349	13,803	445,884,417	13,747	445,414,085	13,523	448,267,783	13,873	445,417,919	13,523
Purchase of common shares for cancellation	–	–	(710,800)	(22)	–	–	(2,208,600)	(68)	–	–
Treasury shares	(14,461)	(3)	(40,261)	(3)	22,517	2	(50,295)	(5)	18,683	2
Balance at end of period	446,008,888	$13,800	445,133,356	$13,722	445,436,602	$13,525	446,008,888	$13,800	445,436,602	$13,525
(1)	Includes the settlement of contingent consideration related to prior acquisitions.

Normal course issuer bid

Our normal course issuer bid expired on June 3, 2020. During the third quarter of 2020, no common shares were purchased and cancelled. For the nine months ended July 31, 2020, we purchased and cancelled 2,208,600 common shares under this bid at an average price of $106.03 for a total amount of $234 million.

On March 13, 2020, OSFI announced that it expects all federally regulated financial institutions to cease dividend increase and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

74	CIBC THIRD QUARTER 2020

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing January 31, 2020.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares) on a one-for-one basis on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. The dividend on the Series 43 shares was reset to 3.143%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing July 31, 2020.

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2020 Jul. 31	2019 Oct. 31
Common Equity Tier 1 (CET1) capital		$30,202	$27,707
Tier 1 capital	A	33,350	30,851
Total capital		39,640	35,854

Total risk-weighted assets (RWA)		256,683	239,863

CET1 ratio		11.8%	11.6%
Tier 1 capital ratio		13.0%	12.9%
Total capital ratio		15.4%	15.0%
Leverage ratio exposure	B	$724,111	$714,343
Leverage ratio	A/B	4.6%	4.3%

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a Domestic Stability Buffer (DSB). On March 13, 2020, OSFI announced an immediate reduction in the DSB from 2.0% to 1.0%. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.0%, 10.5%, and 12.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended July 31, 2020, we have complied with OSFI’s regulatory capital requirements.

Note 10.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$69	$70	$54	$3	$4	$3	$207	$163	$10	$8
Past service cost (1)	–	–	–	–	–	–	(32)	–	(1)	–
Net interest (income) expense	(2)	(2)	(5)	5	5	6	(7)	(13)	15	18
Special termination benefits (1)	–	–	–	–	–	–	9	–	–	–
Plan administration costs	2	2	2	–	–	–	6	5	–	–
Net defined benefit plan expense recognized in net income	$69	$70	$51	$8	$9	$9	$183	$155	$24	$26
(1)	Amounts have been included in the restructuring charge recognized in the first quarter of 2020. See Note 13 for additional details.

Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Defined contribution pension plans	$9	$8	$6	$26	$22
Government pension plans (1)	34	37	31	106	92
Total defined contribution plan expense	$43	$45	$37	$132	$114
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC THIRD QUARTER 2020	75

Remeasurement of employee defined benefit plans(1)

	For the three months ended						For the nine months ended
$ millions	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(762)	$487	$(401)	$(49)	$30	$(25)	$(703)	$(1,085)	$(48)	$(73)
Net actuarial gains (losses) on plan assets	525	(178)	307	–	–	–	662	851	–	–
Changes in asset ceiling excluding interest income	1	(3)	–	–	–	–	(1)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(236)	$306	$(94)	$(49)	$30	$(25)	$(42)	$(234)	$(48)	$(73)
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes

U.S. Tax Reforms

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The Internal Revenue Service periodically releases proposed and final regulations to implement aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

Dividend Received Deduction

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 12.    Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2020 Jul. 31	2020 Apr. 30	2019 Jul. 31	2020 Jul. 31	2019 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,170	$400	$1,392	$2,775	$3,911
Less: Preferred share dividends and premiums	31	30	28	92	79
Net income attributable to common shareholders	$1,139	$370	$1,364	$2,683	$3,832
Weighted-average common shares outstanding (thousands)	445,416	444,739	444,868	445,137	443,976
Basic earnings per share	$2.56	$0.83	$3.07	$6.03	$8.63
Diluted earnings per share
Net income attributable to common shareholders	$1,139	$370	$1,364	$2,683	$3,832
Weighted-average common shares outstanding (thousands)	445,416	444,739	444,868	445,137	443,976
Add: Stock options potentially exercisable (1) (thousands)	294	302	638	378	735
Add: Restricted shares and equity-settled consideration (thousands)	184	147	409	196	433
Weighted-average diluted common shares outstanding (thousands)	445,894	445,188	445,915	445,711	445,144
Diluted earnings per share	$2.55	$0.83	$3.06	$6.02	$8.61
(1)

Excludes average options outstanding of 4,839,980 (April 30, 2020: 4,839,980; July 31, 2019: 2,529,718) with a weighted-average exercise price of $108.08 (April 30, 2020: $108.08; July 31, 2019: $113.74) for the quarter ended July 31, 2020, and average options outstanding of 4,387,057 (July 31, 2019: 2,298,117) with a weighted-average price of $109.47 (July 31, 2019: $114.32) for the nine months ended July 31, 2020, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

76	CIBC THIRD QUARTER 2020

Note 13.    Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the consolidated financial statements included in our 2019 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at July 31, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2020, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2019 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2019 annual consolidated financial statements:

•

Fresco v. Canadian Imperial Bank of Commerce: The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC is appealing the decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages is to be determined at a later date. The plaintiffs’ claim for punitive damages was dismissed. A further hearing on other issues is scheduled for October 2020.

•	Green v. Canadian Imperial Bank of Commerce, et al.: The trial is scheduled to commence in September 2021.
•	Valeant Class Actions: In August 2020, the Catucci class action was settled, subject to court approval.
•

Pope v. CIBC and CIBC Trust: In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The proposed action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to the CIBC Canadian Equity Fund and certain CIBC portfolio funds. The proposed action is brought on behalf of all persons who hold or held units of these funds and seeks unspecified compensatory and punitive damages.

•	Sherry v. CIBC Mortgages Inc.: In May 2020, the court dismissed CIBC’s appeal of the certification decision relating to the plaintiffs’ amended pleading.
•

Michaud v. BBS Securities Inc. et al.: In April 2020, CIBC was served with a proposed class action filed in the Supreme Court of British Columbia against CIBC Investor Services Inc. and several other dealers, which contains allegations and seeks relief similar to the proposed Ontario class action (Frayce v. BMO Investorline Inc., et al.) discussed below.

•	Mortgage prepayment class actions: In January 2020, the court granted CIBC and CIBC Mortgages Inc. leave to appeal in Haroch.
•	Simplii Privacy Class Actions: The motion for certification in Bannister, which was scheduled for December 2019, has been adjourned.
•

Frayce v. BMO Investorline Inc., et al.: In January 2020, a proposed class action was filed in the Ontario Superior Court against CIBC Investor Services Inc. and several other dealers. The action alleges that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order execution only dealers. The action is brought on behalf of all persons who purchased units of mutual funds through an order execution only dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification has been scheduled for December 2021.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2019 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2019 annual consolidated financial statements.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits. The balance of our restructuring provision as at July 31, 2020 was $271 million, which includes obligations related to ongoing payments as a result of the restructuring and represents our best estimate of the amount that will ultimately be paid out. Certain actions and initiatives required to execute on our restructuring plan have been delayed as a result of the COVID-19 pandemic, which impacts the timing of when the obligation will ultimately be settled.

CIBC THIRD QUARTER 2020	77

Note 14.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

	For the three months ended						For the nine months ended
$ millions	2020 Jul. 31		2020 Apr. 30		2019 Jul. 31		2020 Jul. 31		2019 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$3,342	$990	$3,998	$1,858	$4,540	$2,504	$11,775	$5,174	$13,310	$7,431
Debt securities measured at FVOCI (1)	132	n/a	206	n/a	241	n/a	578	n/a	714	n/a
Other (3)	364	119	498	82	490	73	1,369	296	1,396	239
Total	$3,838	$1,109	$4,702	$1,940	$5,271	$2,577	$13,722	$5,470	$15,420	$7,670
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

Note 15.    Segmented information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Changes made to our business segments

The following changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our SBUs. Previously, we utilized an economic capital model to attribute capital to our SBUs. Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses.

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the changes discussed above in the “Changes made to our business segments” section, this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. As discussed above in the “Changes made to our business segments” section, effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

78	CIBC THIRD QUARTER 2020

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Net interest income (1)	$1,536	$318	$356	$524	$(5)	$2,729
Jul. 31	Non-interest income (2)	520	695	158	476	130	1,979
	Total revenue (1)	2,056	1,013	514	1,000	125	4,708
	Provision for credit losses	220	57	160	61	27	525
	Amortization and impairment (3)	57	8	31	3	150	249
	Other non-interest expenses	1,089	511	240	410	203	2,453
	Income (loss) before income taxes	690	437	83	526	(255)	1,481
	Income taxes (1)	182	117	21	134	(145)	309
	Net income (loss)	$508	$320	$62	$392	$(110)	$1,172
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	508	320	62	392	(112)	1,170
	Average assets (4)	$261,200	$66,176	$57,203	$224,283	$148,727	$757,589
2020	Net interest income (1)	$1,541	$321	$377	$461	$62	$2,762
Apr. 30	Non-interest income (2)	538	704	141	363	70	1,816
	Total revenue (1)	2,079	1,025	518	824	132	4,578
	Provision for credit losses	654	186	230	222	120	1,412
	Amortization and impairment (3)	57	7	34	2	180	280
	Other non-interest expenses	1,092	552	259	416	105	2,424
	Income (loss) before income taxes	276	280	(5)	184	(273)	462
	Income taxes (1)	73	74	(23)	47	(101)	70
	Net income (loss)	$203	$206	$18	$137	$(172)	$392
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$(8)	$(8)
	Equity shareholders	203	206	18	137	(164)	400
	Average assets (4)	$260,942	$66,931	$55,981	$226,009	$115,838	$725,701
2019	Net interest income (1)	$1,640	$300	$357	$337	$60	$2,694
Jul. 31 (5)	Non-interest income (2)	600	719	152	415	152	2,038
	Total revenue (1)	2,240	1,019	509	752	212	4,732
	Provision for (reversal of) credit losses	204	17	29	42	(1)	291
	Amortization and impairment (3)	24	2	27	1	123	177
	Other non-interest expenses	1,116	529	255	389	204	2,493
	Income (loss) before income taxes	896	471	198	320	(114)	1,771
	Income taxes (1)	238	127	25	85	(102)	373
	Net income (loss)	$658	$344	$173	$235	$(12)	$1,398
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	658	344	173	235	(18)	1,392
	Average assets (4)	$258,848	$63,522	$48,305	$189,554	$88,308	$648,537
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $51 million, respectively, for the three months ended July 31, 2020 (April 30, 2020: nil and $46 million, respectively; July 31, 2019: $1 million and $45 million, respectively) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

$ millions, for the nine months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Net interest income (1)	$4,695	$954	$1,081	$1,369	$153	$8,252
Jul. 31	Non-interest income (2)	1,654	2,139	458	1,326	312	5,889
	Total revenue (1)	6,349	3,093	1,539	2,695	465	14,141
	Provision for credit losses	1,089	278	405	273	153	2,198
	Amortization and impairment (3)	171	22	97	8	477	775
	Other non-interest expenses	3,283	1,617	766	1,242	788	7,696
	Income (loss) before income taxes	1,806	1,176	271	1,172	(953)	3,472
	Income taxes (1)	478	314	22	308	(426)	696
	Net income (loss)	$1,328	$862	$249	$864	$(527)	$2,776
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$1	$1
	Equity shareholders	1,328	862	249	864	(528)	2,775
	Average assets (4)	$260,935	$66,115	$54,923	$218,030	$120,903	$720,906
2019	Net interest income (1)	$4,741	$901	$1,039	$891	$178	$7,750
Jul. 31 (5)	Non-interest income (2)	1,789	2,100	423	1,329	448	6,089
	Total revenue (1)	6,530	3,001	1,462	2,220	626	13,839
	Provision for (reversal of) credit losses	641	83	56	108	(4)	884
	Amortization and impairment (3)	72	6	81	3	364	526
	Other non-interest expenses	3,517	1,570	752	1,127	526	7,492
	Income (loss) before income taxes	2,300	1,342	573	982	(260)	4,937
	Income taxes (1)	612	360	70	258	(291)	1,009
	Net income (loss)	$1,688	$982	$503	$724	$31	$3,928
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	1,688	982	503	724	14	3,911
	Average assets (4)	$258,987	$61,830	$46,687	$183,034	$83,700	$634,238
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include TEB adjustments of nil and $146 million, respectively, for the nine months ended July 31, 2020 ($2 million and $129 million, respectively, for the nine months ended July 31, 2019) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

CIBC THIRD QUARTER 2020	79

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 27, 2020 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 27, 2020. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 4865749#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 2686343#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 27, 2020 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2021.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Bail-in Debt: Information on CIBC’s bail-in debt and TLAC instruments may be found at www.cibc.com; About CIBC; Investor Relations; Debt Information; Bail-in Debt.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by e-mail at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/20	$82.19

Jun. 1/20	$88.70

Jul. 2/20	$91.09

Jul. 28/20		$93.52

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada

www.cibc.com